Use these links to rapidly review the document

FINANCIAL INDEX CONTENTS

As filed with the Securities and Exchange Commission on April 20, 2012

Registration No. 333-179048

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 8 to
FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

China Auto Rental Holdings Inc.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7510 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

2F, Lead International Building
2A Zhonghuan South Road, Wangjing
Chaoyang District
Beijing, PRC 100102
+86-10-5820-9999
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, New York 10036-8401
+1-800-927-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David T. Zhang, Esq. Fan Zhang, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong +852-3761-3318	James C. Lin, Esq. Li He, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004, China +86-10-8567-5000

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Amount to be registered(1)	Proposed maximum offering price per ordinary share	Proposed maximum aggregate offering price(3)	Amount of registration fee

Ordinary shares, par value US$0.00005 per share	50,600,000	US$3.125	US$158,125,000	US$18,121(4)

(1)
Includes ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(2)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-180627). Each American depositary share represents four ordinary shares.
(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act.
(4)
Previously paid.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

Issued April 20, 2012

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholder is soliciting offers to buy these securities in any state where the offer or sale is not permitted.

11,000,000 American Depositary Shares

China Auto Rental Holdings Inc.

REPRESENTING 44,000,000 ORDINARY SHARES

China Auto Rental Holdings Inc. is offering 11,000,000 ADSs. Each ADS represents four of our ordinary shares. This is our initial public offering and no public market exists for our ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$10.50 and US$12.50 per ADS.

We have applied to list the ADSs on the NASDAQ Global Select Market under the symbol "CARH."

Investing in the ADSs involves risks. See "Risk Factors" beginning on page 12.

PRICE US$                AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per ADS	$	$	$
Total	$	$	$

We and the selling shareholder have granted the underwriters the right to purchase up to an additional 1,650,000 ADSs at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                                          , 2012.

MORGAN STANLEY	J.P. MORGAN	BofA MERRILL LYNCH

                           , 2012

        You should rely only on the information contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We and the selling shareholder have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any filed free writing prospectus. We and the selling shareholder are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any filed free writing prospectus is current only as of its date, regardless of the time of its delivery or of any sale of the ADSs.

        We and the selling shareholder have not taken any action to permit a public offering of the ADSs outside of the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside of the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                                    , 2012 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings "Risk factors" and "Management's discussion and analysis of financial condition and results of operations," before making an investment decision. This prospectus contains statistical data extracted from a report commissioned by us and issued by Roland Berger, a third-party consulting firm, in 2012.

Our business

        We are the largest car rental company in China, commanding a leading position in the industry as measured by fleet size, network coverage and number of customers, according to Roland Berger. We also command the largest market share in terms of revenue in China's car rental market, according to Roland Berger.

        We believe we are the first and only car rental company with a rental fleet of more than 10,000 vehicles in China's nascent but fast-growing car rental industry. Our fleet, comprising 25,845 vehicles covering most of the popular models in China, was as large as the aggregate fleet size of the next eight largest car rental companies and over three times that of the second largest car rental company in China as of December 31, 2011, according to Roland Berger.

        We are dedicated to providing customers with enjoyable, affordable and reliable car rental services. Our network of 520 service locations covers 66 cities in all provinces and provincial-level municipalities of China. We strive to provide superior car rental services to our customers with 24/7 service at 52 major airports in China and in every city where we operate. Our products include short-term rentals, long-term rentals and leasing. As of December 31, 2011, we had a customer base of over 450,000. Over 920,000 members registered with us through our loyalty program for short-term rentals as of December 31, 2011, of whom approximately 48.5% had rented cars from us.

        Our brand " ," or "China Auto Rental," has become the most recognized car rental brand in China, according to a consumer survey conducted by Roland Berger in 2011. According to Baidu Index and Google Trends, two major keyword search popularity indices, our brand had the highest search volume among car rental companies in China and our total search volume on Baidu and Google was over four times and twice, respectively, that of our closest competing brand in China in 2011. Leveraging our strong brand, we employ a direct sales strategy and market through targeted Internet and traditional advertising. We believe our direct sales approach lowers our customer acquisition costs by bypassing third-party intermediaries and enhances service quality and customer retention by providing us with in-depth understanding of customer needs.

        We have established a highly reliable and scalable information technology, or IT, platform, which fully integrates all aspects of our operations including transaction processing, customer management, fleet management and payment processing. Our IT platform allows us to collect, monitor and analyze vast amounts of customer, fleet and financial data on a real-time basis, which enables us to improve our operational efficiency and service quality. Our IT platform effectively supported our operations as our fleet expanded from 692 vehicles as of December 31, 2009 to 25,845 vehicles as of December 31, 2011, and we believe our IT platform is highly scalable for our future business expansion.

        We have achieved substantial growth over the past three years. We derive our revenues primarily from short-term rentals of our vehicles. Our revenues increased from RMB54.0 million in 2009 to RMB143.0 million in 2010 and RMB775.8 million (US$123.3 million) in 2011. We incurred net losses of RMB3.2 million, RMB43.3 million and RMB151.4 million (US$24.1 million) in 2009, 2010 and 2011. Our adjusted EBITDA for 2009, 2010 and 2011 was RMB17.3 million, RMB26.3 million and RMB275.7 million

(US$43.8 million), respectively. For a reconciliation of our adjusted EBITDA to our net loss, see footnote 2 on pages 9 and 10 of this prospectus.

Our industry

        China's car rental industry is at an early stage of development and has experienced substantial growth in recent years. According to Roland Berger, total revenues in China's car rental industry grew from approximately RMB5 billion in 2005 to approximately RMB17 billion (US$2.5 billion) in 2010, representing a compound annual growth rate, or CAGR of 27%, and are expected to further increase to approximately RMB39 billion (US$6.1 billion) in 2015, representing a CAGR of 18% from 2010 to 2015. As of December 31, 2011, there were over 10,000 car rental companies in China with an average fleet size of no more than 50 vehicles, according to the same source. The car rental penetration rate, which is the number of rental vehicles as a percentage of the total number of registered passenger vehicles, is still low in China and has considerable room for growth, according to Roland Berger. Further, in contrast to more mature markets, the majority of car rentals in China is for business use, while leisure use and replacement rentals constitute a smaller yet growing percentage of the total market, according to Roland Berger.

        Growth in China's car rental industry is driven largely by the rapid growth of China's economy, the urbanization of China's population, the increase in disposable income of China's consumers, improvement in China's road infrastructure, the increasing burden of car ownership and a favorable policy environment.

        China's car rental market is divided into two segments: short-term rentals, or rentals of 30 days or less, and long-term rentals, or rentals of over 30 days. Sustained disparity between numbers of licensed drivers and car owners is expected to contribute to the growth in the short-term rental market in China, according to Roland Berger. China had approximately 151.3 million licensed drivers and 61.2 million registered passenger vehicles as of December 31, 2010, according to the National Bureau of Statistics of China, or the NBSC. Growth of the short-term rental market in China is also expected to be driven by the development of the replacement rental market and improved credit verification systems, according to Roland Berger. We believe that an increase in the amount of local travel by Chinese consumers and the growth of the domestic travel industry also indicate a growing demand for short-term rentals. Growth of the long-term rental market in China is expected to be driven by demand for car use by institutional customers that prefer not to incur large capital expenditures or dedicate significant resources to fleet management, as well as government agencies resorting to long-term rentals due to policy reform limiting car ownership by government agencies, according to Roland Berger.

Our strengths

        We believe the following strengths have contributed to our success and differentiated us from our competitors:

  •
  leading position in China's nascent but fast-growing car rental market;

  •
  quality services and leading brand;

  •
  strong business partnerships;

  •
  diversified business mix;

  •
  highly reliable and scalable IT platform; and

  •
  experienced management team.

Our strategy

        Our goal is to solidify and strengthen our leadership position in China's car rental market. To achieve this goal, we intend to:

  •
  enhance market leadership position;

  •
  further expand customer base and improve customer loyalty;

  •
  continue to improve operational efficiency; and

  •
  develop and enhance our used car sale business.

Our challenges

        Our business is subject to numerous risks, as more fully described in the section entitled "Risk factors" and other information included in this prospectus. These risks include:

  •
  our limited operating history in an emerging and rapidly evolving market;

  •
  our ability to be profitable in the future;

  •
  our ability to manage our growth or execute our strategies effectively;

  •
  our ability to maintain or improve certain of our key operating metrics since our average daily rental rate, utilization rate and RevPAC decreased from 2009 to 2011 as our business expanded and our ability to comply with certain restrictive covenants relating to utilization rate. Please see "Summary consolidated financial and operating data" on pages 10 and 11 for the definition and the calculation of our average daily rental rate, utilization rate and RevPAC;

  •
  the sustainability of our growth;

  •
  our ability to manage our liquidity and cash flows, retain existing financial resources or raise additional capital;

  •
  the effect of restrictive covenants on our ability to incur additional indebtedness and capital expenditures and conduct our business and our ability to comply with these restrictive covenants as we may not be able to maintain the required asset-liability ratio for our borrowings from Hua Xia Bank Co., Ltd. during the year ending December 31, 2012 and certain of our other credit facilities contain cross-default or cross-acceleration provisions;

  •
  our ability to maintain and enhance our reputation and market recognition of our brand;

  •
  the substantial control of our directors, executive officers and principal shareholders, who will beneficially own approximately 79.6% of our outstanding ordinary shares after this offering assuming no exercise of option to purchase additional ADSs by the underwriters, over our corporate actions; and

  •
  uncertainties in the PRC car rental industry.

Our corporate structure

        The following diagram illustrates our corporate structure as of the date of this prospectus:

        In September 2007, Mr. Charles Zhengyao Lu, our chairman and chief executive officer, founded Beijing China Auto Rental Co., Ltd., or CAR Beijing, and we commenced our car rental business. Legend Holdings Limited, or Legend Holdings, a leading investment holding company in China with investments in a broad array of industries, and its affiliate LC Fund III, L.P., became our shareholders in November 2010 and August 2010, respectively, owning approximately 64.49% of our company. In January 2012, Legend Holdings and LC Fund III, L.P. transferred all of their equity interests in us to their affiliate Grand Union Investment Fund, L.P., or Grand Union. For more detailed disclosure of our corporate structure, see "Corporate structure and history—Corporate history and reorganization" and "Principal and selling shareholders."

        Legend Holdings has provided strong financial support for our efforts to replenish and expand our rental fleet, including loans and guarantees to secure our borrowings from financial institutions. As of March 31, 2012, the outstanding principal amount of loans from Legend Holdings totaled RMB908.0 million (US$144.3 million). The aggregate outstanding amount of borrowings from financial institutions guaranteed by Legend Holdings totaled RMB2,281.2 million (US$362.4 million) as of December 31, 2011, RMB368.3 million (US$58.5 million) of which were also secured by certain of our rental vehicles. For more detailed disclosure of Legend Holdings' financial support and related risks, see "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources," "Risk factors—Risks related to our business and industry—Loans extended by Legend Holdings may be declared void by PRC authorities, which may adversely affect our financial condition and results of operations," and "Risk factors—Risks related to our business and industry—Our business and results of operations may be adversely affected if Legend Holdings fails to comply with the terms of guarantees for our borrowings or ceases to provide similar guarantees in the future."

Our corporate information

        Our principal executive offices are located at 2F, Lead International Building, 2A Zhonghuan South Road, Wangjing, Chaoyang District, Beijing 100102, People's Republic of China. Our telephone number at this address is +86-10-5820-9999 and our fax number is +86-10-5820-9966. Our registered office in the Cayman Islands is located at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.zuche.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

Conventions that apply to this prospectus

        Unless otherwise indicated, references in this prospectus to:

  •
  "we," "us," "our," "our company" or "China Auto Rental Holdings Inc." are to China Auto Rental Holdings Inc., a Cayman Islands company and its subsidiaries;

  •
  "shares" or "ordinary shares" are to our ordinary shares, par value US$0.00005 per share;

  •
  "Share Incentive Plan" are to our 2012 share incentive plan;

  •
  "ADSs" are to our American depositary shares, each of which represents four ordinary shares;

  •
  "ADRs" are to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

  •
  "RMB" or "Renminbi" are to the legal currency of China; and

  •
  "US$" are to the legal currency of the United States.

        This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For amounts not recorded in our consolidated combined financial statements included elsewhere in this prospectus, unless otherwise stated, all translations of financial data from Renminbi into U.S. dollars has been made at RMB6.2939 to US$1.00, the noon buying rate in effect on December 30, 2011 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 13, 2012, the noon buying rate was RMB6.3022 to US$1.00.

THE OFFERING

        The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$10.50 and US$12.50 per ADS.
ADSs offered by us	11,000,000 ADSs.
ADSs outstanding immediately after this offering	11,000,000 ADSs (or 12,650,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after this offering	294,760,000 ordinary shares (or 298,060,000 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
NASDAQ Global Select Market symbol	CARH.
The ADSs	Each ADS represents four ordinary shares. The ADSs may be evidenced by ADRs.
The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American depositary shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We and the selling shareholder have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,650,000 ADSs.

Use of proceeds

We estimate that we will receive net proceeds of approximately US$112.5 million from this offering (or US$121.3 million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$11.50 per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. We plan to use the net proceeds we receive from this offering for the following purposes:

• US$90.0 million for vehicle acquisition to further expand our rental fleet; and
• the balance for working capital and other general corporate purpose.
See "Use of proceeds" for additional information.
We will not receive any proceeds from the sale of ADSs by the selling shareholder.
Lock-up

Mr. Charles Zhenyao Lu, our chairman and chief executive officer, and Grand Union, our principal shareholder, have agreed with the underwriters not to sell, transfer or otherwise dispose of any ADSs, ordinary shares and similar securities for a period of 360 days after the date of this prospectus. We and all of our other directors, executive officers and existing shareholders have agreed with the underwriters not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Underwriting" for more information.

Risk factors	See "Risk factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.
Depositary	Citibank, N.A.

        The number of ordinary shares that will be outstanding immediately after this offering is based on 250,760,000 ordinary shares outstanding as of the date of this prospectus and excludes 7,522,800 ordinary shares reserved for future issuances under the Share Incentive Plan as of the date of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        We present below our summary consolidated financial and other operating data for the periods indicated. The following summary consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

        We have omitted financial information as of and for the year ended December 31, 2008 because such information is not available on a basis that is consistent with the consolidated financial information included in this prospectus and cannot be provided without unreasonable effort or expense. Furthermore, we believe that the omission of such financial information would not have a material impact on a reader's understanding of our financial results and condition and related trends.

        The summary consolidated financial and operating data should be read in conjunction with our consolidated financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

	Year ended December 31
(in thousands, except for share, per share and per ADS data)	2009	2010	2011	2011
Consolidated statement of operations data:
Net revenues	RMB54,010	RMB142,992	RMB775,811	US$123,264
Expenses
Depreciation of rental vehicles	(11,924)	(47,206)	(263,684)	(41,895)
Direct operating expenses	(22,692)	(61,525)	(291,239)	(46,273)
Selling, marketing and distribution expenses	(3,463)	(25,516)	(96,416)	(15,319)
General and administrative expenses	(11,366)	(32,980)	(136,294)	(21,655)
Interest income and other income, net	14	737	1,679	267
Interest expenses	(7,735)	(20,374)	(140,641)	(22,346)

Total expenses	(57,166)	(186,864)	(926,595)	(147,221)
Loss before income tax expense	(3,156)	(43,872)	(150,784)	(23,957)
Income tax benefit/(expense)	—	542	(638)	(101)

Net loss	(3,156)	(43,330)	(151,422)	(24,058)

Loss per ordinary share(1):
Basic	(0.17)	(0.29)	(0.63)	(0.10)
Diluted	(0.17)	(0.29)	(0.63)	(0.10)
Weighted average ordinary shares used in per share computation(1):
Basic	18,569,588	151,943,291	239,634,718	239,634,718
Diluted	18,569,588	151,943,291	239,634,718	239,634,718
Selected non-GAAP financial data:
Adjusted EBITDA(2)	17,277	26,262	275,719	43,808

(1)
The share information and per share data reflect the 1-to-20,000 share split effected on February 24, 2012, pursuant to which every ordinary share was subdivided into 20,000 ordinary shares and the par value of the ordinary shares was changed from US$1.0 per share to US$0.00005 per share.

(2)
Adjusted EBITDA is defined as net income before income tax benefit or expense, interest income and other income, net, interest expenses, depreciation, amortization and one-time restructuring cost.

Our management uses adjusted EBITDA as an operating performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews. In addition, adjusted EBITDA serves as a supplemental measure with which we can evaluate profitability and make performance trend comparisons between us and our competitors. Furthermore, we believe that adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA is also used by our management to evaluate our operating performance exclusive of financing costs and depreciation policies. Furthermore, we believe it provides a comparative metric to our management and investors that is consistent across companies with different capital structures and depreciation policies, enabling them to more accurately compare our performance to that of our peers. In addition, our management uses adjusted EBITDA as a proxy for cash flow available to finance fleet expenditures and the costs of our capital structure on a day-to-day basis so that we can more easily monitor our cash flows when a full statement of cash flows is not available.

Adjusted EBITDA is not a recognized measurement under U.S. GAAP. When evaluating our operating performance or liquidity, investors should not consider adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with U.S. GAAP, such as net income, operating income or net cash provided by operating activities. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate adjusted EBITDA differently than we do, it may not be comparable to similarly titled measures reported by other companies.

  Our adjusted EBITDA is calculated as follows for the periods presented:

	Year ended December 31
(in thousands)	2009	2010	2011	2011
Net loss	RMB(3,156)	RMB(43,330)	RMB(151,422)	US$	(24,058)
Income tax (benefit)/expense	—	(542)	638		101
Interest income and other income, net	(14)	(737)	(1,679)		(267)
Interest expenses	7,735	20,374	140,641		22,346
Depreciation	12,712	49,937	275,483		43,770
Amortization	—	560	5,976		950
One-time restructuring cost	—	—	6,082		966
Adjusted EBITDA	17,277	26,262	275,719		43,808

        The following table presents a summary of our consolidated balance sheet data:

  •
  on an actual basis as of December 31, 2009, December 31, 2010 and December 31, 2011; and

  •
  on a pro forma basis to give effect to the issuance and sale of 44,000,000 ordinary shares in the form of ADSs by us in this offering, based on the initial public offering price of US$11.50 per ADS, the midpoint of the initial public offering price range as shown on the cover of this prospectus, after deducting underwriting discounts, commission and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

	Year ended December 31
(in thousands)	2010 (Actual)	2011 (Actual)	2011 (Actual)		2011 (Pro forma)	2011 (Pro forma)
Consolidated balance sheet data:
Cash and cash equivalents	RMB81,062	RMB637,245	US$	101,248	RMB1,345,077	US$	213,711
Total current assets	167,170	841,640		133,723	1,541,911		244,985
Rental vehicles, net	917,515	2,413,847		383,522	2,413,847		383,522
Total non-current assets	978,986	2,699,566		428,919	2,699,566		428,919
Total assets	1,146,156	3,541,206		562,642	4,241,477		673,904
Long-term borrowings due within one year	218,967	825,497		131,158	825,497		131,158
Total current liabilities	440,115	2,091,294		332,273	2,083,733		331,072
Long-term borrowings	403,514	1,285,180		204,195	1,285,180		204,195
Total non-current liabilities	608,809	1,301,669		206,815	1,301,669		206,815
Total shareholders' equity	97,232	148,243		23,554	856,075		136,017
Total liabilities and shareholders' equity	1,146,156	3,541,206		562,642	4,241,477		673,904

        The following table sets forth certain key operating data as of and for the dates and periods indicated:

	As of and for the year ended December 31
	2009	2010	2011
Fleet size(1)	692	10,202	25,845
Average daily rental rate(2) (RMB)	327	204	197
Utilization rate(3)	65.3%	61.2%	56.7%
RevPAC(4) (RMB)	213	125	112

(1)
End period fleet size includes vehicles in operations and excludes vehicles retired and awaiting sale or vehicles in our possession but not yet in operation.

(2)
Average daily rental rate is calculated by dividing net short-term rental revenue in a given period by the fleet transaction days in that period. Fleet transaction days are the total rental days for all vehicles in our short-term fleet in a given period.

(3)
Fleet utilization rate is calculated by dividing the aggregate rental days for our short-term rental fleet during a given period by the aggregate days our short-term rental vehicles are available for rental during the same period. We exclude vehicles that are potentially lost, sold, awaiting sale or salvaged, but include vehicles in repair or maintenance and vehicles being used internally when calculating the aggregate days available for rental. Long-term rentals are also excluded from the fleet utilization rate calculation.

(4)
RevPAC is calculated by multiplying the average daily rental rate in a given period by the fleet utilization rate in that same period.

RISK FACTORS

        An investment in our ADSs involves a high degree of risk. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before you decide to buy our ADSs. Any of the following risks could have a material and adverse effect on our business, prospects, financial condition and results of operations. In any such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks related to our business and industry

Our limited operating history in an emerging and rapidly evolving market may not provide an adequate basis on which to judge our future prospects and results of operations.

        We commenced business operations in September 2007 and have expanded rapidly since then. Within a relatively short period of time, we have become the largest car rental company in China in terms of fleet size, network coverage, number of customers and revenues, according to Roland Berger. However, our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. Accordingly, you should not rely on results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company operating in a rapidly growing market. Going forward, we may not be successful in addressing the risks and uncertainties that we will confront, which may materially and adversely affect our business prospects.

We have operated at a loss and we may not be profitable in the near future.

        We experienced net losses in 2009, 2010 and 2011. We may not achieve profitability or avoid net losses in the future. Although our revenues have grown significantly in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to become profitable depends on our ability to control our expenses, which we expect will increase as we develop and expand our business. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase revenues at the rate we anticipate or if our expenses increase without a more rapid increase in our revenues, we may not be able to achieve or maintain profitability.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

        We have achieved substantial growth since our establishment. We may not be able to effectively manage our growth in future periods due to a number of different factors, including, among others, macroeconomic factors out of our control, competition within China's car rental industry, the greater difficulty of growing at sustained rates from a larger revenue base, our inability to control our expenses and the availability of resources for our growth. Specifically, our anticipated further expansion will place a significant strain on our management, systems and resources. We intend to broaden and deepen our network coverage to strategically add new service locations to further penetrate cities within our existing network, as well as to selectively enter into lower tier cities that we believe have high growth potential. In addition, we plan to continue to expand our fleet size, optimize our fleet composition and diversify our business mix. All of these endeavors will require substantial managerial effort and skill and the incurrence of additional expenditures and may subject us to new or increased risks. For example, as our leasing business grows, we may face increased consumer credit risks if our leasing customers fail to make payments pursuant to the leasing contracts. Further, pursuing these strategies may require us to expand our operations through internal development efforts as well as partnerships, joint ventures, investments and acquisitions. We may not be able to efficiently or effectively implement our growth strategies or manage the growth of our operations, and any failure to do so may limit future growth and hamper our business strategies.

Certain of our key operating metrics, such as average daily rental rate, utilization rate and RevPAC, have declined in the last three years. We are also subject to restrictive covenants relating to utilization rate. We cannot assure you that we will be able to maintain or improve these key operating metrics or comply with the utilization rate covenants as we continue to execute our growth strategies and expand our business.

        Our average daily rental rate, utilization rate and RevPAC decreased from 2009 to 2011 primarily due to the strategic expansion of our fleet and service network as well as our pricing strategies to acquire new customers. Furthermore, the restrictive covenants under our credit facilities with banks and other financial institutions include, among other things, covenants relating to vehicle utilization rates. For example, our borrowing arrangement with Bank of China requires us to maintain a vehicle utilization rate of over 50% and our borrowing arrangement with Bank of Communications requires us to maintain a vehicle utilization rate of over 40%. Our vehicle utilization rate was 53.5% in the three months ended December 31, 2011. As we further execute our growth strategies, we may continue to increase our fleet size, broaden and deepen our network coverage, and implement competitive pricing policies for our products and services to grow our customer base. Our utilization rate may continue to decrease in the future, which may affect our ability to comply with the restricted covenants relating to our utilization rate, and we may not be able to maintain or improve our other key operating metrics, all of which may adversely affect our liquidity, financial condition and results of operations. See "—Risks related to our business and industry—Restrictive covenants contained in credit facilities may limit our ability to incur additional indebtedness or capital expenditures and restrict our future operations, and failure to comply with these restrictive covenants may adversely affect our liquidity, financial condition and results of operations."

Our growth rate may not be sustainable and a failure to maintain an adequate growth rate will adversely affect our business.

        Our revenues and our business operations have grown rapidly since our inception. Our net revenues have grown from RMB54.0 million in 2009 to RMB143.0 million in 2010 and RMB775.8 million (US$123.3 million) in 2011. Our fleet size increased from 692 vehicles as of December 31, 2009 to 10,202 vehicles as of December 31, 2010 and to 25,845 vehicles as of December 31, 2011. We may not be able to sustain these high rates of growth in future periods and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If we are unable to maintain adequate revenue growth and at the same time control our expenses, our results of operation may be adversely affected, and we may not have adequate resources to execute our business strategies.

Our business requires a large amount of capital to finance the replenishment and expansion of our fleet. Failure to manage our liquidity and cash flows or inability to obtain additional financing in the future may materially and adversely affect our business, results of operations and financial condition.

        The car rental industry is capital intensive. Maintaining our competitiveness and implementing our growth strategies both require us to obtain sufficient funds to replenish and expand our fleet. Our capital expenditures relating to vehicle acquisitions, net of proceeds from used car sales, were RMB867.5 million in 2010 and RMB1,859.0 million (US$295.4 million) in 2011. We expect our capital expenditures in 2012 to be approximately RMB2.0 billion (US$317.8 million), the substantial majority of which will relate to the planned expansion of our fleet. To replenish or expand our fleet, we have depended substantially on borrowings from financial institutions, capital leases, and loans from Legend Holdings. As of December 31, 2011, our outstanding borrowings from financial institutions totaled RMB2,327.7 million (US$369.8 million) and capital leases totaled RMB3.3 million (US$0.5 million), and as of March 31, 2012, the outstanding principal amount of loans from Legend Holdings, a former shareholder of ours and an affiliate of our principal shareholder Grand Union, totaled RMB908.0 million (US$144.3 million). As of

December 31, 2011, we had net current liabilities of RMB1,249.7 million (US$198.6 million) as we incurred a substantial amount of short-term and long-term borrowings to finance the rapid expansion of our rental fleet. From time to time, we will be required to repay our short-term and long-term borrowings when they become due. We may not be able to generate sufficient cash flows from our operations or obtain additional financing to service these obligations. Our ability to make additional capital expenditures to finance our business growth, primarily including our rental fleet expansion, may also be materially and adversely affected.

        Furthermore, we expect to raise additional financing to fund the replenishment and expansion of our fleet and the overall expansion of our business to provide enhanced products and services, acquire a larger customer base, respond to competitive pressures and develop complementary businesses, technologies or services. Such additional financing may not be available on commercially reasonable terms or at all, especially if there is a recession or other events causing volatility in the capital markets worldwide. To the extent that we raise additional financing by issuing equity securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities.

        Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including:

  •
  PRC governmental policies relating to bank loans and other credit facilities;

  •
  PRC governmental regulations of foreign investment and the car rental industry in China;

  •
  economic, political and other conditions in China;

  •
  investors' perception of, and demand for, securities of car rental companies;

  •
  conditions of the United States and other capital markets in which we may seek to raise funds; and

  •
  our future results of operations, financial condition and cash flows.

        If additional financing is not available on acceptable terms or at all, we may not be able to fund our expansion, promote our brand, enhance our products and services, respond to competitive pressures or take advantage of investment or acquisition opportunities, all of which may adversely affect our results of operations and business prospects.

Restrictive covenants contained in credit facilities may limit our ability to incur additional indebtedness or capital expenditures and restrict our future operations, and failure to comply with these restrictive covenants may adversely affect our liquidity, financial condition and results of operations.

        We are subject to restrictive covenants under our credit facilities with banks and other financial institutions. These restrictive covenants include, among other things, financial covenants such as maintaining certain asset-liability ratios, vehicle utilization rates and rates of return on fixed assets, limitations on our ability to incur additional indebtedness or create new mortgages or charges, making timely reports, restrictions on the use of proceeds and asset sales, and requirements to provide notice or obtain consent for certain significant corporate events. These covenants limit the manner in which we conduct our business and we may be unable to engage in certain business activities or finance future operations or capital needs. We have received written confirmation from the relevant banks and other financial institutions that we are not, and have not been, in breach under the credit facilities.

        Failure to meet any of these financial covenants or any other restrictive covenant in the future may entitle lenders to declare all borrowings outstanding and accrued and unpaid interest to be immediately due and payable and require us to pay accrued and unpaid interest at higher interest rates. For example, we estimated that we may not be able to maintain the required asset-liability ratio for our borrowings from Hua Xia Bank Co., Ltd during the year ending December 31, 2012. Furthermore, any event of default or acceleration of payment in a credit facility may trigger cross-default or cross-acceleration provisions in other credit facilities. If lenders accelerate the repayment of our borrowings, we may not have sufficient cash to timely repay the borrowings and any repayment may disrupt our cash flow and liquidity plans. Additionally, Legend Holdings has provided guarantees for a significant portion of our borrowings and to a lesser extent, we have provided collateral under certain credit facilities. If we cannot repay these borrowings, lenders may enforce these guarantees or take ownership of other collaterals granted to them. In addition, our failure to comply with any financial or other restrictive covenants under our credit facilities, or an assessment that we are likely to fail to comply with these covenants could lead us to seek an amendment to or a waiver of these covenants. If we are not successful in obtaining such amendment or waiver, the lender may demand acceleration of the repayment of the borrowings. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends heavily on our reputation and market recognition of our brand, and any negative publicity or other harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

        We believe that our reputation and market recognition of our brand have contributed significantly to the success of our business. Maintaining and enhancing our reputation and brand recognition depends primarily on the quality and consistency of our products and services, as well as the success of our marketing and promotional efforts. We believe that maintaining and enhancing our brand is critical to our efforts to maintain and expand our customer base. If customers do not perceive our products to be of high quality, our brand image may be harmed, thereby decreasing the attractiveness of our products. While we have devoted significant resources to brand promotion efforts in recent years, our ongoing marketing efforts may not be successful in further promoting our brand. In addition, our brand image may be harmed by negative publicity relating to our company or China's car rental industry regardless of its veracity. If we are unable to maintain and further enhance our brand recognition and increase market awareness for our company and products, our ability to attract customers may be impeded and our business prospects may be materially and adversely affected.

Our growth may be adversely impacted by uncertainties in China's car rental industry, which is relatively new and may experience unexpected downturns for various reasons, including market acceptance and government policies.

        China's car rental industry is relatively new and renting a car is a relatively new concept among Chinese consumers. Car rentals may not gain acceptance or popularity among Chinese consumers. The growth of the car rental industry, as well as demand for our products and services, is subject to uncertainties and numerous other factors, some of which are beyond our control. These uncertainties and factors include but are not limited to:

  •
  general economic conditions in China, particularly economic conditions adversely affecting consumer spending;

  •
  the growth and strength of China's travel industry and demand for transportation services;

  •
  the growth and strength of the global automobile industry, in particular China's automobile industry, including the popularity and perceptions of automobile safety and reliability;

  •
  the development and change of government regulations of transportation laws and regulations; and

  •
  the popularity and perceptions of car rental among the general public.

        A decline in the popularity of car rentals could adversely affect our revenue growth and business prospects.

If we do not compete successfully against existing and new competitors, we may lose market share and customers.

        The car rental industry in China is highly competitive and fragmented. As of December 31, 2011, there were over 10,000 car rental companies in China with an average fleet size of no more than 50 vehicles, according to Roland Berger. We compete in the short-term rental market with local car rental companies such as eHi Car Service, or eHi and Topone and with international car rental companies such as Avis and Enterprise, which in March 2012 entered into a global affiliation agreement with eHi to provide car rental services through eHi to Enterprise customers who travel in China. We compete in the long-term rental market with state-owned enterprises such as Shou Qi and Dazhong and international companies such as Avis. Alliances or mergers among our existing competitors or with new entrants into the car rental industry may present additional challenges. Some of our competitors or potential competitors, especially major international car rental companies, may have higher brand recognition among certain of our target customers and greater financial, technical and marketing resources. In addition, certain of our competitors have operated commercially successful car rental businesses for as long as or longer than we have.

        We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including the competitiveness of our prices, the diversity and condition of our vehicles, the quality of our products and services, the size and diversity of our customer base, our brand strength in the market relative to our competitors, customer receptivity of the car rental business, consumer spending power and other macroeconomic factors.

We may not be able to increase our prices or we may have to match our competitors' price reductions, which could materially and adversely affect our profit margins and results of operations.

        Price is one of the key factors that customers consider in choosing car rental services. The Internet has enabled consumers to easily compare the prices of products and services offered by various car rental companies. We have offered price reductions and discounts in the past few years to attract customers and increase our market share. In February 2012, we adopted a dynamic pricing system to more efficiently price our products and services based on customer demand and our vehicle availability. Given the intense competition in China's car rental industry, our competitors may offer lower prices to gain market share or compensate for declines in their rental activities. To the extent we do not match or remain within a reasonable competitive margin of our competitors' pricing for various reasons including the potentially higher cost base of our fleet, we may lose customers and experience a decrease in reservations. If, as a result of the competitive pressure, we lower our prices to match our competitors' prices, and we are not able to reduce our expenses, our profit margins and results of operations could be materially and adversely impacted.

If we are unable to purchase adequate supplies of competitively priced cars and the cost of the cars we purchase increases, our financial condition and results of operations may be materially and adversely affected.

        The price and other terms at which we can acquire vehicles from automobile manufacturers vary based on market conditions. In 2011, we purchased approximately 28.0%, 22.4%, 16.4%, 13.8% and 5.6% of our fleet vehicles from our top five vehicle suppliers, respectively. There is no guarantee we will be able to purchase a sufficient number of vehicles on competitive terms and conditions to meet our expansion and replenishment needs. If we are unable to obtain an adequate supply of cars, if we obtain less favorable pricing and other terms when we acquire cars and are unable to pass on those increased costs to our customers, or if we fail to maintain good relationships with any of our significant car suppliers, our financial condition and results of operations may be materially and adversely affected.

Because we incur significant up-front capital expenditures for vehicle acquisitions, our profitability may be materially and adversely affected if we fail to achieve our forecasted revenues.

        To fulfill the anticipated demand for our products, we must make significant investments in vehicle acquisitions. The build-up of our fleet in advance of actual reservations exposes us to significant up-front capital expenditures. If market demand for our products does not increase as quickly as we anticipate, if at all, we may be unable to afford paying our up-front costs, and our operating results may be adversely affected as a result of underutilization of capacity and asset impairment charges.

We face risks related to the residual value of our rental vehicles.

        We bear all of the risks related to the residual value of our rental vehicles. Automobile manufacturers in China do not offer guaranteed depreciation or vehicle repurchase programs to car rental companies. When we acquire rental vehicles, we estimate the period that we will hold these vehicles and their residual value at the expected time of disposition. We record our depreciation expenses based on such estimates. We adjust depreciation rates of rental vehicles annually in response to the latest market conditions and their effect on residual values as well as the estimated time of disposition. Any changes in the market conditions that require us to increase the depreciation rates could have a material adverse effect on our results of operation. As we continue to expand our fleet, the number of used vehicles we need to dispose of is likely to grow, which may increase the risks related to the residual value of our rental vehicles.

        China's used car market is at its early stage of development and there is no established national distribution network of used automobile dealers in China, which creates an impediment for the sale of used vehicles. In addition, a variety of reasons could cause the used car market to experience considerable downward pricing pressure, which could affect our ability to realize the residual value of our used vehicles and may adversely affect our results of operations and financial condition. For example, a decline in new car sales prices may drive down used car sales prices or discourage consumers from buying used cars. A continued decline in the reputation of a manufacturer of vehicles included in our fleet could reduce the residual values of those vehicles, particularly if the manufacturer were to unexpectedly announce the eventual elimination of a model or immediately cease manufacturing them altogether. Similarly, a large amount of used vehicles for sale from our competitors may also impose additional pricing pressure on us. Any adverse changes in China's macro-economy may reduce the demand for used cars in China and adversely affect our ability to dispose of used vehicles.

Loans extended by Legend Holdings may be declared void by PRC authorities, which may adversely affect our financial condition and results of operations.

        From July 2010 to January 2012, Legend Holdings made a series of loans to our PRC operating company, CAR Beijing, to finance our vehicle acquisitions and business operations as well as our acquisition of Beijing Beichen Auto Rental Co., Ltd., or Beijing Beichen. These loans have terms of one to two years. As of March 31, 2012, the total outstanding principal amount of loans from Legend Holdings totaled RMB908.0 million (US$144.3 million), bearing interest at floating interest rates between 7.04% and 7.87%. PRC laws do not permit companies that do not possess financial service business licenses to extend loans directly to other companies, including affiliates, without using a financial institution. Legend Holdings did not hold a financial services business license and did not extend loans to us through a financial institution. PRC governmental authorities may declare these loans void and as a result, require us to repay the loans to Legend Holdings before their maturity dates, which may adversely affect our financial condition and results of operations.

Our business and results of operations may be adversely affected if Legend Holdings fails to comply with the terms of guarantees for our borrowings or ceases to provide similar guarantees in the future.

        Legend Holdings has provided guarantees for a significant portion of our loans and capital lease obligations, the aggregate outstanding amount of which amounted to RMB2,281.2 million (US$362.4 million) as of December 31, 2011, RMB368.3 million (US$58.5 million) of which were also secured by certain of our rental vehicles. If Legend Holdings fails to comply with the terms of these guarantees, our lenders may accelerate the payment schedule of our loans or capital lease obligations, and we may not be able to obtain loans or other credit facilities from banks or other financial institutions at favorable terms, if at all, without obtaining guarantees from another guarantor. In addition, our ability to obtain loans or enter into capital lease arrangements in the future may also be limited if Legend Holdings ceases to provide guarantees for our loans or capital lease obligations. Any of these events may materially and adversely affect our business and financial conditions.

If our efforts to maintain a high level of customer satisfaction and loyalty are not successful, we may not be able to attract or retain customers, and our operating results may be adversely affected.

        Customer satisfaction is critical to the success of our business. From time to time, our customers may express dissatisfaction with our products and services, including our vehicle availability or response time for questions or incidents relating to our vehicles. To the extent dissatisfaction with our products and services is widespread or not adequately addressed, our reputation could be harmed and our efforts to build and strengthen our brand recognition would be adversely impacted, which could harm our ability to attract and retain customers and adversely affect our business and results of operations.

We rely on third-party service providers to deliver certain services to our customers. If these service providers experience operational difficulties or disruptions or deliver services of an inadequate level of quality, our business could be adversely affected.

        We depend on third-party service providers to deliver certain of our services to our customers. In particular, we outsource the cleaning, repair and general maintenance work for our fleet to third-party service providers such as automobile dealerships, repair shops designated by automobile dealerships and local service shops selected based on reputation and assessment by our local teams. We also use third-party service providers to dispatch on-the-ground, nationwide roadside assistance teams to promptly respond to our customers' roadside emergencies. We do not control the operation of these providers. If these third-party service providers terminate their relationship with us, or do not provide an adequate level of service to our customers, it would be disruptive to our business as we seek to replace the service provider or remedy the inadequate level of service. In addition, if one or more of our customers suffer or claim to have suffered harm or damages as a result of the actions or are otherwise unsatisfied with the quality of services of third-party service providers, our reputation and our brand could be harmed. This, in turn, may cause us to lose customers, which would adversely affect our business and results of operations.

Our business, financial condition and results of operations may be adversely affected by the downturn in the PRC or global economy and weakness in travel demand.

        Our results are affected by many economic factors. A decline in economic activity either in China or in international markets may have a material adverse effect on our business. For the car rental business, a decline in economic activity typically results in a decline in both business and leisure travel and, accordingly, a decline in the volume of car rental transactions. The global financial markets experienced significant disruptions in 2008 and 2009. A variety of factors, including the current European sovereign debt crisis and concerns about the viability of the European Union and the Euro, could cause further disruptions to the global economy. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable.

        A slowdown in the global or Chinese economy or the recurrence of any financial disruptions may also have a material and adverse impact on financings available to us. The weakness in the economy could erode investors' confidence, which constitutes the basis of the equity markets. A financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

Our business, financial condition and results of operations may be adversely affected by fluctuations in fuel costs or supplies.

        We may be adversely affected by significant increases in fuel prices or limitations on fuel supplies. Prices for petroleum-based products, including gasoline, have experienced significant volatility in recent years and affected automotive travel patterns in many ways. Limitations in fuel supplies or significant increases in fuel prices could substantially discourage customers from renting cars and have an adverse effect on our business and results of operations.

We may not be successful in expanding into used car sale business.

        Historically, we disposed of our used vehicles primarily through auctions and biddings to used car dealers and brokers. In June 2012, we expect to adopt a three-phase used car disposition system which consists of our rent-to-buy used car sale program, bidding and auction systems. Under this system, our rental vehicles of a certain age are automatically entered into the proper system for disposition through our rent-to-buy used car sale program, bidding or auction, which we believe will provide a more systematic and cost-efficient way for us to proactively sell our used vehicles to rental customers, brokers and dealers. As part of this effort, we may make substantial investments in anticipation of future revenues. Expansion into the used car sale business may require us to work with different groups of business partners and address a different market. Expansion into the used car sale business may also result in substantial costs and the diversion of resources and management attention. In addition, we may face new competitive pressure as we expand into the used car sale business. Our expansion into the used car sale business may not be successful or profitable. If we fail to implement such disposition strategy successfully or if we are unable to successfully incorporate our used car sale business into our existing business model, our results of operations and our business could be adversely and materially affected.

Our business depends substantially on the continued efforts of our key executive officers and our business may be severely disrupted if we lose their services.

        Our future success depends on the active participation of our executive team, who possesses significant knowledge of the car rental business and is responsible for the strategic direction of our business. In particular, we are highly dependent on Mr. Charles Zhengyao Lu, our founder, chairman and chief executive officer. Our business also depends on the continued services of our key employees who have specialized knowledge of our business and industry and would be difficult to replace. Competition for qualified personnel is particularly intense in the car rental industry. While we attempt to provide competitive compensation packages to attract and retain key personnel, some of our competitors may have greater resources and more experience than us, making it difficult for us to compete for key personnel.

Our expenses may increase if we implement salary increases in order to retain the requisite services of our staff.

        As of December 31, 2011, we had 3,384 full-time employees, the majority of whom staff our stores and call centers in positions that demand a relatively low wage. However, we have observed an overall tightening of the labor market and an emerging labor shortage. Failure to obtain stable and dedicated labor support may disrupt our business and adversely affect our operations. Furthermore, labor costs have increased in China in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Our labor costs amounted to RMB14.2 million, RMB37.9 million and RMB142.5 million (US$22.6 million) in 2009, 2010 and 2011, respectively, accounting for 26.3%, 26.5% and 18.4% of our net revenues during the respective periods. Increases in labor costs will increase our expenses and our financial position may be adversely affected.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

        We principally rely on trade secrets to protect our technology and know-how. We have devoted substantial resources to the development of our technology, including our software program for rental reservations. In order to protect our technology and know-how, we rely significantly on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we would not be able to assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

Restrictions on car usage in certain Chinese cities may limit our fleet growth, increase our vehicle license fees and adversely affect our fleet utilization rate, which may adversely affect our results of operations.

        Several of the major Chinese cities we operate in, including Beijing and Shanghai, have implemented quotas or other restrictions on new vehicle registrations in an effort to ease traffic congestion and air pollution. If such restrictions continue or intensify, or if more Chinese cities adopt similar restrictions, our vehicle license fees may increase substantially and the growth of our fleet may be limited, which in turn may adversely affect our business prospects and results of operations. In addition, some cities in China such as Beijing, Nanchang and Guiyang have also implemented traffic control measures banning cars with certain license plate numbers on certain days from traveling in these cities. If such restrictions continue, or if more Chinese cities adopt similar restrictions, our fleet management and fleet utilization rate may be adversely affected, which in turn may adversely affect our business prospects and results of operations.

Failure to fully comply with various PRC transportation laws and regulations and other applicable PRC laws with respect to our businesses could harm our results of operations.

        Our business operations are subject to a number of PRC laws and regulations with respect to transportation and car rental businesses. Regulatory requirements and restrictions include the registration of commercial vehicles, restrictions on the non-local use of cars, the registration of a branch company for each service hub, obtaining licenses and permits and making certain filings to operate the car rental business. See "Regulations—Regulations relating to enterprises engaging in car rental business" and "Regulations—Regulations on registration of branch companies." If we fail to comply with the laws and regulations, regardless of whether such failure was intentional, we could be subject to fines and other penalties, including the withdrawal of licenses or permits that are essential to the operation of our business, which could adversely affect our business operations.

        In addition, PRC laws and regulations regulate other aspects of our business, including operation of parking facilities, leasing and the sale of used cars. For example, we may be required to register or file with or obtain a license from local authorities to operate parking facilities, according to local rules and regulations. See "Regulations—Regulations on operating parking facilities." If we fail to comply with any existing PRC laws or regulations, including the laws with respect to operating parking facilities, leasing and the sale of used cars, or fail to obtain or maintain any of the required permits or approvals, or if the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business, the relevant regulatory authorities may impose fines and penalties on us, confiscate our income, revoke our business licenses and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

Our PRC subsidiaries may have engaged in business activities without the necessary approvals from or registration with local authorities. This could subject us to fines or other penalties that may negatively impact our results of operations or interfere with our ability to operate our business.

        According to applicable PRC laws, a company is required to conduct business within the business scope prescribed in its business license and file an amendment to its registration with the appropriate authority if the company expands or changes the scope of its business. Additional governmental approvals, licenses, registrations or filings may also be required for any expansion of business scope. As our PRC operating subsidiaries quickly expand their operations, they may need to obtain additional governmental approvals and licenses or amend their registrations or filings, which they may fail to do in a timely manner. Failure to obtain these permits or register or file in a timely manner, or at all, may subject us to fines and penalties and substantially inhibit our ability to operate our business.

        As the car rental industry is at an early stage of development in China, the regulatory regime continues to evolve and there are currently very few national laws or regulations specifically regulating the car rental industry. The car rental industry is mainly regulated by governmental authorities at local levels, which impose various regulatory requirements on the operating entities and vehicles, and such regulatory requirements vary from place to place, and the practice of local authorities may also deviate from the existing local rules. See "Regulations—Regulations relating to enterprises engaging in car rental business." As a result of the inconsistency in local rules and their interpretation and implementation, as well as the fast expansion of our business, we have not obtained or timely renewed all of the requisite permits and licenses, made or timely renewed all of our requisite filings or registrations for our business operations or fully complied with all other regulatory requirements applicable in the cities in which we currently operate, including the permit or registration for car rental business and the registration and operational requirements of the commercial vehicles used for rental operations, as required by certain local authorities. We are in the process of obtaining 23 requisite permits, licenses and registrations for our car rental business in a number of Chinese cities. We will endeavor to obtain a majority of these outstanding requisite permits, licenses or registrations by the end of 2012. However, in some cities, implementation procedures of the applicable rules and regulations are still under development by local government agencies. Furthermore, the practice of local authorities may deviate from the currently effective local rules and regulations. As a result, it may take us a long time to obtain all of the outstanding permits, licenses and registrations. As such, we are not able to anticipate when we will become fully in compliance with all of the applicable rules and regulations with regard to the permits, licenses and registrations for our car rental business. We may be subject to penalties if we fail to obtain or timely renew these permits and licenses or registrations or fail to comply with any other regulatory requirements. These penalties may include fines ranging from RMB100 to RMB100,000.

        A large number of PRC provinces and cities have promulgated rules that prohibit an entity with a prescribed business scope of engaging in the car rental business from concurrently providing chauffeured services during the provisions of car rental services. An April 2011 circular from the Ministry of Transport, or MOT, reiterated the prohibition on the national level, stating that PRC car rental companies without passenger transportation permits should not provide chauffeured services to rental customers. See "Regulations—Regulations relating to enterprises engaging in car rental business—Regulations on chauffeured services." Historically, we provided chauffeured services to a small number of long-term rental customers through certain PRC subsidiaries engaged in the car rental business. We are in the process of transferring these services to our PRC subsidiary that is licensed to provide chauffeured services. If relevant authorities find that a legal entity providing both car rental services and chauffeured services violated applicable regulations or rules, we may be required to refrain from providing chauffeured services and be subject to fines of up to RMB100,000 or up to ten times of any income generated from the non-compliant activity and other penalties.

        Furthermore, a company that conducts business in a location outside its domicile must register its branch office as a branch company with the competent local authority. See "Regulations—Regulations on registration of branch companies." As of the date of this prospectus, we had 234 service hubs, 179 of which were registered as our subsidiaries or branch companies with competent local authorities. We are in the process of applying for the remaining of branch company registrations in cities where we operate rental businesses. As we quickly expand our operations, we may need to register additional branches. If we fail to complete such registrations in a timely manner, we may be subject to penalties, which may include fines of up to RMB100,000 or disgorgement of income. We may be subject to these penalties as a result of our failure to meet the registration requirements, and these penalties may substantially inhibit our ability to operate our business.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. See "Regulations—Regulations on labor matters." We have not made adequate employee benefit payments as required under applicable PRC labor laws. Accruals for the underpaid amounts as recorded were RMB9.2 million (US$1.5 million) as of December 31, 2011. Our failure to make contributions to various employee benefit plans and comply with applicable PRC labor-related laws may subject us to late payment penalties or fines. If we are subject to such penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We do not have title to vehicles covered by the capital lease agreements or sale and leaseback agreements during the term of these agreements, and a failure to service these agreements could adversely impact our ability to operate the vehicles.

        In 2010 and 2011, we acquired a total of 338 cars from Minsheng Financial Leasing through capital leases and entered into sales and leaseback arrangements with Minsheng Financial Leasing under which we used 7,182 cars as collateral to obtain borrowings. During the terms of the capital lease agreements and sale and leaseback agreements, which typically range from 24 to 36 months, we do not have title to the leased vehicles. Under these agreements, we may lose access to the vehicles if we fail to make timely payments, insure the vehicles as required by the financial institutions, or breach other covenants under the agreements, which would make it difficult to maintain normal operations of our fleet and achieve optimal fleet utilization rate, which in turn may adversely affect our results of operations.

We face risks related to liabilities resulting from the use of our vehicles by our customers.

        Our business can expose us to claims for personal injury, death and property damage resulting from the use of our rental cars by our customers. For example, if a customer uses a car that has worn tires or some mechanical or other problem, including a manufacturing defect, which contributed to a motor vehicle accident that results in a death or significant property damage, we may be a defendant of the claims for the alleged liabilities for the accident and the damage resulting from it. Furthermore, according to the PRC Tort Law, when the driver of a rental car who is not the owner of the vehicle is held liable for a traffic accident, liability will first be covered by the insurance company providing the compulsory traffic accident insurance of the vehicle, and the driver shall be responsible for the portion not covered by the compulsory traffic accident insurance. See "Regulations—Tort law." However, since judicial proceedings determining the cause of a motor vehicle accident can be lengthy and costly, and the results of such proceedings may be uncertain, we may not be successful in defending ourselves each time such an incident occurs. If a significant number of such claims cannot be resolved, our reputation could suffer.

We could be negatively impacted if losses for which we do not have insurance coverage increase or our insurance coverage prove to be limited or inadequate.

        Our rental contracts typically provide that the customers are responsible for damage to or loss (including certain loss through theft) of our vehicles while they are renting them. We also require that our customers bear a portion of insurance premiums for accident damage that we have purchased from third-party insurance companies. We bear the risk of damage to or losses of our vehicles, including those caused by theft or flood. To mitigate such risk, we maintain motor vehicle damage insurance coverage of up to 100% of the actual value of each vehicle in respect of vehicle damage. Though we believe the amounts and nature of the coverage we obtain are adequate in light of the risks involved, this coverage may not be sufficient to cover all damage that our vehicles could potentially sustain. Further, if any customer damages or loses one of our vehicles, the customer may not be able to compensate us for all of our losses, or at all. Further, pursuing claims against our insurers or our customers may prove costly and time consuming and because we are responsible for damage to our vehicles, a deterioration in claims management could lead to delays in settling claims, thereby increasing claim costs. In addition, substantial uninsured claims filed against us or the inability of our insurance carriers to pay otherwise-insured claims would have an adverse effect on our financial condition.

The insurance premiums we have to pay may increase, which may adversely affect our business and results of operations.

        We rely upon insurance coverage to protect against personal injuries and property damage caused by our vehicles and require our customers to bear a portion of the insurance premiums at the time of rental. We also maintain property insurance coverage in respect of vehicle damage and other losses. The insurance premiums amounted to RMB3.2 million, RMB20.3 million and RMB102.5 million (US$16.3 million) during 2009, 2010 and 2011, respectively, which accounted for 5.9%, 14.2% and 13.2% of our net revenues during the respective periods. We have purchased insurance from a limited number of insurance companies in China on favorable terms. Two PRC insurance companies provide substantially all of our insurance coverage. If the insurance premiums we pay for our coverage increase, regardless of whether it is because of an increase in claims on our part, a general industry-wide increase in pricing or our failure to maintain good relationships with our primary insurance providers, we may not be able to pass such premium increase to our customers, which could have an adverse effect upon our results of operations.

If we are unable to obtain and maintain adequate space at locations convenient to our customers at reasonable costs, or if our rights to lease certain properties are challenged, our growth opportunities may be adversely affected.

        Our service hubs, all of which are on leased properties and operated by us, are physical storefronts with parking facilities. Our service hubs are located primarily in China's largest cities and we must compete for limited parking space in these cities. Further, the efficient operation of our business requires that our physical storefronts and the parking facilities are within close proximity of each other. Given the population density of the large cities in which we operate, identifying such locations can be difficult and renting them can be expensive. If we were to lose a lease or concession rights relating to our locations, finding suitable replacement locations at reasonable costs could prove difficult and we may not be able to find replacement locations at all.

        Furthermore, as of December 31, 2011, the lessors of approximately 30% of our service hubs have not provided us with copies of title certificates, instruments or other evidence proving title to these properties, or documents evidencing the authorization or consent by the ultimate owners of such properties. In the event the lessors have no legal rights to lease the properties to us, a PRC court may declare the corresponding lease agreements invalid. We are in the process of collecting the outstanding title certificates or the owners' written consents from the lessors. In addition, as of December 31, 2011, lessors of 178 of our leased properties had not completed registration of our lease agreements as required by applicable PRC regulations although we have urged all of our lessors to make the requisite registrations of these lease agreements. We are not able to anticipate when each of the outstanding title certificates or the owners' written consents will be collected or when the registration of all of our lease agreements will be completed by our lessors. Under the PRC laws, failure to register a lease agreement with the local housing authority may subject the lessors and us to fines of up to RMB10,000 each. As of the date of this prospectus, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors' failure to register our lease agreements, our business and financial condition may be negatively impacted.

Manufacturer safety recalls could create risks to our business.

        Our vehicles may be subject to safety recalls by their manufacturers. During a recall period, we may attempt to retrieve recalled cars from customers and decline to rent these cars until we have taken all of the steps described in the recall. If a large number of cars is subject to simultaneous recalls, we may not be able to rent those vehicles to our customers for a significant period of time. These recalls, depending on their severity, could materially affect our revenues, damage our customer relations and brand, and reduce the residual value of the vehicles involved.

We face risks arising from our heavy reliance on information technology systems and any disruption to our information technology systems, such as computer virus attacks, could adversely impact our business.

        We rely heavily upon our IT platform in all aspects of our operations, including transaction processing, fleet management and payment processing. Our IT platform connects one central data center with four kinds of service terminals, namely, our website at www.zuche.com, our mobile client applications available for iOS and Android operating systems, our 24/7 call centers and our service hubs. A major disruption of communications could cause a loss of reservations, interfere with our fleet management, slow down rental and sales processes and otherwise materially and adversely affect our ability to manage our business effectively.

        The reliability of our network infrastructure is critical to our business. Any system interruption that results in the unavailability of our website or a disruption to our communications platform could damage our reputation and brand and cause our business and operating results to suffer. We may experience temporary system interruptions for various reasons, including network failures, power failures, cyber attacks, software errors or an overwhelming number of visitors trying to reach our website during periods of strong demand. As we are dependent in part on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely or satisfactory manner, or at all.

        Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any successful attempts by hackers to disrupt our website service or our internal systems could harm our business, reputation or brand, and could be expensive to remedy. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Any significant disruption to our website or internal computer systems could result in a loss of customers and adversely affect our business and results of operations.

If our IT platform that stores confidential information about our customers is breached or otherwise subjected to unauthorized access or fraudulent transactions, we may be exposed to liabilities and suffer a loss of customers and damage to our business reputation.

        Our IT platform holds confidential information about our customers. We have implemented measures to protect our proprietary information database from Internet hacking and other unauthorized access to our customers' confidential information. However, we cannot guarantee that such anti-hacking technology will effectively protect against increasingly sophisticated counter-measures and it is possible that third parties, such as hackers or criminal organizations, may unlawfully gain access to information provided by our users to us. Confidential information of our customers may also be misappropriated or inadvertently disclosed through employee misconduct or mistakes. We may also in the future be required to disclose to government authorities certain confidential information concerning our customers.

        Furthermore, many of our customers pay for our services through third-party online payment service providers. In such transactions, secure transmission of confidential information, such as customers' debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our website, is essential for maintaining consumer confidence. We have limited influence over the security measures of third-party online payment service providers. Any compromise of our security or third-party service providers' security would have a material adverse effect on our reputation, business prospects, financial condition and results of operations.

        Any significant breach of security of our IT platform could significantly harm our business, reputation and results of operations and could expose us to lawsuits brought by our customers and sanctions by government authorities in the jurisdictions in which we operate. Additionally, if we are accused of failing to protect the confidential information of our customers, we may be forced to expend significant financial and managerial resources in defending against these accusations and we may face potential liability. Any negative publicity may adversely affect our public image and reputation, which in turn may reduce the number of our users and harm our business and results of operations.

        Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions caused by any unauthorized tampering into our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential information of our customers. We may not have sufficient protection or recovery plans in these circumstances and our business interruption insurance may not be sufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer systems and the Internet service in performing our business, such disruptions could negatively impact our ability to effectively run our business, which could have an adverse affect on our operating results.

Failure to adequately protect our intellectual property rights may substantially harm our business and operating results.

        Because our business depends substantially on our intellectual property, including our IT platform, the protection of our intellectual property rights is crucial to the success of our business. We rely on a combination of trademarks, trade secrets, copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider proprietary, such as the technology used to operate our website, our content and our trademarks. Moreover, policing our proprietary rights is difficult and may not always be effective.

As of December 31, 2011, we registered in China the trademark for our " " brand and three other trademarks. We are in the process of registering the trademark for our " " brand and four other trademarks in China. As of December 31, 2011, we also registered five domain names, including www.zuche.com. Competitors have adopted and in the future may adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term " " or our other trademarks.

        The protection of intellectual property rights and brands in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

Our business may be subject to seasonal effects, and a disruption in rental activities during our busy seasons could adversely affect our results of operations.

        Our business generally experiences some effects of seasonal variations due to customer demand or increases in travel during certain time of the year such as Labor Day, National Day and Chinese Lunar New Year holidays. During these times, our rate of reservations and the revenues generated are generally higher than the rest of the year. However, our revenues also fluctuate due to other factors affecting our income such as changing weather conditions. The seasonality changes may cause fluctuations in our financial results and any occurrence that disrupts rental activity during our busy seasons could have a disproportionately material adverse effect on our liquidity and results of operations.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

        Our success will depend, in part, on our ability to expand our markets and grow our business in response to changing customer needs and competitive pressures. We may seek to grow our business by entering into strategic alliances to obtain access to complementary businesses, solutions or technologies, or we may seek to obtain these benefits through acquisitions. The identification of suitable partners or acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully close desired agreements. The anticipated benefits of any alliance, acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. Further, if a business partner were to violate the agreement we have entered into with them, such actions may have an adverse effect on our business and our reputation. Also, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of any company we partner with or acquire. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience. For one or more of those arrangements or transactions, we may:

  •
  provide proprietary information and the right to use of our intellectual property to our business partners;

  •
  issue additional equity securities that would dilute our shareholders;

  •
  use cash that we may need in the future to operate our business;

  •
  incur debt on terms unfavorable to us or that we are unable to repay;

  •
  incur large charges or expenses or assume substantial liabilities;

  •
  encounter difficulties retaining key employees of the acquired companies or integrating business cultures; and

  •
  become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

        Any of these actions involve risks that could harm our business and operating results.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness and deficiencies in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2011, identified a material weakness and other control deficiencies in our internal control over financial reporting as of December 31, 2011. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified primarily related to our lack of U.S. GAAP resources, processes and documentation. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the material weakness and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        We have taken measures and plan to continue to take measures to remedy the identified material weakness and control deficiencies. However, the implementation of these measures may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot assure you that any of those or other measures will be adequate to fully remedy the material weakness and control deficiencies. Our failure to address the material weakness and other control deficiencies or our failure to discover and address any other material weaknesses or control deficiencies may result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

        Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies' internal control over financial reporting in their annual reports. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2013. In addition, an independent registered public accounting firm may be required to report on the effectiveness of public companies' internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and control deficiencies or otherwise. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may not reach the same conclusion or may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify other material weaknesses and deficiencies that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404. If our management or our independent registered public accounting firm concludes that our internal control over financial reporting is not effective, the market price of our ADSs may be adversely affected due to a loss of investor confidence in the reliability of our reporting process. We will need to incur significant costs and use significant management and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Our business is vulnerable to interruptions caused by health epidemics, earthquakes, fires, floods, other natural events.

        Our business could be materially and adversely affected by the outbreak of health epidemics such as H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006, 2007 and 2011, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China, decrease business or leisure travel and require the temporary closure of our offices, which could severely disrupt our business operations and adversely affect our results of operations. Our systems and operations are also vulnerable to interruption or damage caused by earthquakes, fires, floods, power losses, telecommunications failures, acts of war, human errors, break-ins and similar events. Significant natural disasters such as earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition.

We have limited insurance coverage, which may expose us to significant costs and business disruption.

        Risks associated with our business and operations include, but are not limited to, damage to properties due to fire, explosions and other accidents, business interruption due to power shortages or network failure, losses of key personnel and risks posed by natural disasters including storms, floods and earthquakes, any of which may result in significant costs or business disruption. Insurance companies in China currently offer limited business-related insurance products. We do not maintain insurance coverage for our office equipment or premises, nor do we maintain business interruption insurance. In addition, consistent with customary practice in China, we do not maintain key employee insurance for our directors and executive officers. If we were to incur substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations.

Risks related to doing business in the People's Republic of China

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

        We conduct substantially all of our business operations in China. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People's Bank of China's statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In 2008 and 2009, however, in response to the global financial crisis, the PRC government has loosened such requirements. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the demand of vehicle usage in China, which could materially and adversely affect our business.

Uncertainties with respect to the PRC legal system could have a material and adverse effect on us.

        We conduct our business primarily through our subsidiaries and branch companies in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

        Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations continue to evolve and the limited number and non-binding nature of published decisions concerning them, their interpretation and enforcement involves uncertainties. In addition, the PRC legal system is based partly on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

        We are a holding company, and we rely principally on dividends and other distributions on equity from our wholly owned subsidiaries in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its respective after tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. At its discretion, each of our PRC subsidiaries may allocate a discretionary portion of its respective after-tax profits to staff welfare and bonus funds. These reserves may not be distributable as cash dividends. Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of their earnings. If operating losses from our PRC subsidiaries were to continue to grow, our operating results and cash flows would be further materially and adversely affected. Our PRC subsidiaries so far have not paid us any dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

        In addition, the PRC Enterprise Income Tax Law, or New EIT Law, and its implementation rules provide that a withholding tax rate of 10% will be applicable to dividends payable by foreign-invested enterprises in the PRC to their non-PRC resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. The Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, provides that dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by competent PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws, will be subject to withholding tax at the rate of 5% of total dividends. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of the relevant tax authority.

        Based on the Notice on Certain Issues with respect to the Enforcement of Dividend Provisions in Tax Treaties, or Circular 81, issued on February 20, 2009 by the State Administration of Taxation, or SAT, the relevant PRC tax authorities may deny such tax treaty benefits to "conduit companies" or shell companies without business substance. Furthermore, SAT promulgated the Circular on How to Interpret and Recognize the "Beneficial Owners" in Tax Treaties, or Circular 601, issued by SAT in October 2009 which provides guidance for determining whether a resident of a contracting state is the "beneficial owner" of an item of income under the PRC's tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. A "conduit company" will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A "conduit company" normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. It is unclear whether any dividends distributed by our PRC subsidiaries to us will be entitled to the benefits under the Double Tax Avoidance Arrangement and other applicable PRC laws. Accordingly, it is uncertain whether China Auto Rental (Hong Kong) Limited, or CAR Hong Kong, our wholly-owned subsidiary incorporated in Hong Kong will be entitled to the 5% reduced tax rate. If we were to pay dividends and dividends paid to CAR Hong Kong were subject to 10% tax rate instead of the 5% tax rate, our financial condition may be negatively affected.

We may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.

        The New EIT Law provides that an enterprise established outside China whose "de facto management body" is located in China is considered a "PRC resident enterprise" and will generally be subject to the uniform 25% enterprise income tax rate, or EIT rate, on its global income. Under the implementation rules of the New EIT law, "de facto management body" is defined as the organization body that effectively exercises management and control over such aspects as the production and business operations, personnel, accounting and properties of the enterprise.

        On April 22, 2009, SAT released the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, that sets out the standards and procedures for determining whether the "de facto management body" of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC. Under Circular 82, a foreign enterprise controlled by a PRC enterprise or PRC enterprise group is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decision are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders' meeting are located or kept within the PRC; and (iv) at least half of the enterprise's directors with voting rights or senior management reside within the PRC. Although Circular 82 explicitly provides that the above standards apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups as controlling investors, Circular 82 may reflect SAT's criteria for determining the tax residence of foreign enterprises in general. We currently do not believe that we are, or our Hong Kong subsidiary is, a PRC resident enterprise because we do not believe that we or our Hong Kong subsidiary meet all of the conditions above but there is no assurance in this regard. If the PRC tax authorities successfully challenge our position, we will be subject to PRC enterprise income tax reporting obligations and 25% PRC enterprise income tax on our global income. If we are treated as a PRC resident enterprise, it is not entirely clear whether dividends received from our PRC subsidiaries will be exempted from the income tax. If we are treated as a PRC resident enterprise and dividends received from our PRC subsidiaries are not exempt from the PRC income tax, the 25% PRC income tax on our global income could materially and adversely affect our ability to satisfy any cash requirements we may be subject to.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs or ordinary shares.

        Under the New EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or shares would be subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ordinary shares or ADSs or on dividends payable to our non-resident investors, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

        In connection with the New EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, SAT issued the Notice on Strengthening the Management on the Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. For example, Circular 698 specifies that the relevant PRC tax authority is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax avoidance purposes and without reasonable commercial purpose. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to us. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on transfer of our shares or any adjustment of such gains would cause us to incur additional costs.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder's loans or capital contributions upon completion of this offering. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, or FIEs, cannot exceed statutory limits based on the difference between the registered capital and the investment amount of such subsidiaries, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be approved by the Ministry of Commerce, or MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE's approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of Circular 142 may result in severe penalties, including heavy fines as set forth in the "Regulations—Regulations on Foreign Exchange." As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering and subsequent offerings or financings to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

        Furthermore, SAFE promulgated Circular 59 on November 9, 2010, which requires the PRC government to closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries and convert the net proceeds into RMB, which may materially and adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We receive all of our revenues in RMB and all of our cash inflows and outflows are denominated in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC operating subsidiaries. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ordinary shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

        Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with competent government authorities is required where the

Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of RMB into or out of PRC.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries' ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.

        SAFE issued a public notice in October 2005, or Circular 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an "offshore special purpose vehicle." SAFE has further issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which has come into effect as of July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

        Under these foreign exchange regulations, PRC residents who make, or have previously made prior to October 2005, direct or indirect investments in offshore special purpose vehicles are required to register those investments. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. Moreover, any subsidiary of such offshore special purpose company in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any shareholder who is considered as a PRC resident by SAFE fails to make the required registration or to update the previously filed registration, the subsidiary of such offshore special purpose company in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the offshore special purpose company, and the offshore special purpose company may also be prohibited from making additional capital contribution into its subsidiary in China.

        We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and its guidance and will urge relevant shareholders, upon learning they are PRC residents, to register with the local SAFE branch as required under the SAFE notice and its guidance. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules in a timely manner. In case of any non compliance on any of our shareholders or beneficial owners who are PRC residents, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries' ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under the SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly-listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

        We and our PRC resident employees who participate in our share incentive plan, which we adopted in February 2012, will be subject to these regulations when our company becomes publicly listed in the United States. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See "Regulation—Regulations on employee stock options plans."

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the RMB may materially and adversely affect any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

The approval of the China Securities Regulatory Commission, may be required in connection with this offering under PRC law, and if required, we cannot assure you that we will be able to obtain such approval.

        On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, SAT, SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009 by MOFCOM. These regulations, among other things, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for this offering, our failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

        Our PRC counsel, Han Kun Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Select Market because (i) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (ii) our wholly-owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the New M&A Rules, and it is not aware of any public record indicating that any of the issuers having similar offshore and onshore corporate structures and already listed on an offshore stock exchange has been required by CSRC to procure the approval of CSRC prior to its listing. However, the relevant PRC government agencies, including CSRC, may not reach the same conclusion as that of our PRC counsel.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        PRC laws and regulations, such as the New M&A Rules, Anti-monopoly Law of the PRC and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, or the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, which implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our car rental business or other business of our PRC subsidiaries fall into the scope subject to the security review. As these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the MOFCOM will apply these national security review-related circulars and rules to the acquisition of equity interest in our PRC subsidiaries. If we are found to be in violation of the MOFCOM Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries'

business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

        On June 29, 2007, the Standing Committee of the National People's Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the PRC Labor Contract Law. Among other things, it is required that that annual leave ranging from five to 15 days be made available to employees and that employees be compensated for any untaken annual leave days in the amount of three times of their daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection, we expect our labor costs to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Risks related to the ADSs and this offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and an active trading for our ADSs may not develop after this offering so you may not be able to resell your ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to have the ADSs listed on the NASDAQ Global Select Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs would be materially and adversely affected.

        The initial public offering price for our ADSs will be determined by negotiations between us and the underwriter and may bear no relationship to the market price for our ADSs after the offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price. You may lose parts or all of your investment in our ADSs.

The market price for our ADSs may be volatile, which could result in substantial losses to you.

        The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, negative publicity, studies or reports, changes in the economic performance or market valuations of other companies operate in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, as was experienced during the global financial crisis and during the ongoing European debt crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Our quarterly results may fluctuate due to a number of factors and, as a result, could fall below investor expectations or estimates by securities research analysts, which may cause the trading price of our ADSs to decline.

        Our revenues and operating results are difficult to predict, and have in the past varied and are likely in the future to vary significantly from period to period. As a result of a number of factors, many of which are beyond our control, it is possible that results of operations for future periods may be below the expectations of public market analysts and investors, causing the market price of our securities to decline. Factors that may affect our quarterly results include, but are not limited to:

  •
  seasonal variations in operating results;

  •
  the discretionary nature of our users' demands and spending patterns;

  •
  competition from our competitors;

  •
  vulnerability of our business to a general economic downturn in the global economy; and

  •
  changes in the laws that affect our operations.

        As a result, investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering, as well as additional shares issuable upon the exercise of options that we may issue under our Share Incentive Plan after this offering, will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See "Shares eligible for future sale" and "Underwriting" for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the underwriter for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$9.70 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between the assumed initial public offering price of US$11.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus and our net tangible book value per ADS as of December 31, 2011 after giving effect to this offering at the assumed offering price of US$11.50. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon exercise of share options under our Share Incentive Plan. We intend to issue awards under our Share Incentive Plan in the near future after the completion of this offering. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We intend to retain most, if not all, of our available funds and earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

        We are incorporated in the Cayman Islands and all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiaries in China. All of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. It may be difficult for you to effect service of process within the United States upon these persons. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non penal judgment of a foreign court of competent jurisdiction without retrial of the merits. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of civil liabilities."

        Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, and by the Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the Untied States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

        The corporate affairs of our PRC subsidiaries are governed by the PRC Company Law. Under Articles 148, 149 and 150 of the PRC Company Law, the directors and management of our PRC subsidiaries owe fiduciary duties and duties of diligence to our PRC subsidiaries. However, these duties are not clearly established and there are limited precedents of actual enforcement under these provisions. Additionally, Han Kun Law Offices, our PRC counsel, is not aware of any specific and clear guidance under PRC law that addresses the resolution of any conflict between PRC laws and Cayman Islands laws in respect of corporate governance regime.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

        Our amended and restated memorandum and articles of association are expected to become effective immediately upon the closing of this offering. Our amended and restated memorandum and articles of association will contain certain provisions that could limit the ability of third parties to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

        As an ADS holder, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon timely receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions if voting is by poll. Furthermore, if the vote is by show of hands, the depositary will vote all the deposited securities in accordance with the voting instructions received from the majority of the holders of ADSs who provided voting instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs. In the event of poll voting, holders of ADSs representing deposited securities for which no instructions are received will be deemed to have instructed the depositary to give a discretionary proxy to vote such deposited securities to a person designated by the Company.

        Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders' meeting upon 10 days' notice. When a shareholder's meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. You may not receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not vote and the vote is taken by poll, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs when our books or the books of the depositary are closed, when we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, under any provision of the deposit agreement or for any other reason.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under relevant securities laws but that are not properly registered or distributed under an applicable exemption from registration. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions.

        We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering and you may not agree with our management on these uses.

        Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for general corporate purposes that do not improve our efforts to achieve and maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or lose value.

Our corporate actions are substantially controlled by our directors, executive officers and principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your ADSs.

        After this offering, our directors, executive officers and principal shareholders will beneficially own approximately 79.6% of our outstanding ordinary shares, assuming no exercise of option to purchase additional ADSs by the underwriters. In particular, our principal shareholder Grand Union will beneficially own a 54.9% controlling interest in our outstanding ordinary shares after this offering, assuming no exercise of option to purchase additional ADSs by the underwriters. Grand Union or these shareholders acting together could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, these persons could divert business opportunities away from us to themselves or others. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors' perception that conflicts of interest may exist or arise.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States holders of our ADSs or ordinary shares.

        We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service will not take a contrary position. A non-United States corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. In addition, the determination of whether we are a PFIC is based on the interpretation of certain United States Treasury regulations relating to rental income and the application of those rules to our subsidiaries, which regulations are potentially subject to different interpretations. If we are a PFIC for any taxable year during which a United States person owns an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such person. See "Taxation—United States federal income taxation—Passive foreign investment company."

We will incur increased costs as a public company.

        As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market, has required changes in the corporate governance practices of public companies.

        When we become a public company, we will establish additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC.

        We are currently evaluating and monitoring developments with respect to these rules. We expect these rules and regulations will increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of initially additional costs we may incur.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the Nasdaq Stock Market Marketplace Rules. This may afford less protection to holders of our ordinary shares.

        As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the Nasdaq Stock Market Marketplace Rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Stock Market Marketplace Rules with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. Although we currently do not intend to rely on any exemptions provided by the NASDAQ Global Select Market to a foreign private issuer, we may follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Global Select Market.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

        Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

  •
  our business strategies and initiatives as well as our business plans;

  •
  our future business development, results of operations and financial condition;

  •
  expected changes in our revenues and certain cost or expense items;

  •
  our expectation regarding the use of proceeds from this offering;

  •
  trends and competition in the car rental market and industry in China; and

  •
  general economic and business conditions in China.

        You should thoroughly read this prospectus and the documents that we have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are set forth in the "Prospectus summary," "Risk factors," "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations," "Industry," "Business" and elsewhere in this prospectus.

        This prospectus also contains third-party data related to macroeconomic data, the car rental market and the used car market as well as related projections and analyses based on a number of assumptions. These market data, including statistical data extracted from a report commissioned by us and issued by Roland Berger in February 2012, include projections that are based on a number of assumptions. The projected growth of China's car rental industry may not materialize at the rates suggested by the market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the changing nature of the car rental industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. We believe and have acted as if the publications, reports and surveys are accurate.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which these statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$112.5 million, or approximately US$121.3 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an initial offering price of US$11.50 per ADS, the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$11.50 per ADS would increase (decrease) the net proceeds of this offering by approximately US$10.2 million. We will not receive any proceeds from the sale of ADSs by the selling shareholder.

        We plan to use the net proceeds of this offering as follows:

  •
  US$90.0 million for vehicle acquisition to further expand our rental fleet; and

  •
  the balance for working capital and other general corporate purposes.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk factors—Risks related to the ADSs and this offering—Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering and you may not agree with our management on these uses." We have not identified any alternative use of proceeds other than those set forth above.

        In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk factors—Risks related to doing business in the People's Republic of China—PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

        To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

 DIVIDEND POLICY

        We have not paid any dividends in the past and do not anticipate paying dividends on our ordinary shares in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

        Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American depositary shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        We are a holding company, and we rely on dividends paid by our operating subsidiaries in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our expenses. The payment of dividends in China is subject to limitations. Regulations in China currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve funds reach 50% of its registered capital. Our PRC subsidiary, Lianhui Auto (Langfang) Co., Ltd., or Lianhui Langfang, is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors in accordance with its articles of association. These funds are not distributable in cash dividends. Our PRC subsidiaries did not distribute any dividends from their undistributed earnings for the years or periods prior to December 31, 2011. We have determined that it is probable that dividends will not be distributed in the foreseeable future from the undistributed profits of our PRC subsidiaries accumulated up to December 31, 2011.

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the issuance and sale of 44,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$11.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

        The pro forma adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. You should read this capitalization table together with "Use of proceeds," "Selected consolidated financial and operating data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Actual		Pro forma
December 31, 2011 (in thousands, except share and per share data)	(RMB)	(US$)	(RMB)	(US$)
Long-term borrowings	1,285,180	204,195	1,285,180	204,195
Long-term borrowings due within one year	825,497	131,158	825,497	131,158
Equity
Ordinary shares (US$0.00005 par value, 1,000,000,000 shares authorized, 250,760,000 shares issued and outstanding on an actual basis and 294,760,000 ordinary shares issued and outstanding on a pro forma basis)	80	13	94	15
Additional paid-in capital	386,384	61,391	1,094,202	173,852
Accumulated deficit	(238,221)	(37,850)	(238,221)	(37,850)
Accumulated other comprehensive loss	—	—	—	—

Total shareholder's equity	148,243	23,554	856,075	136,017

Total capitalization	2,258,920	358,907	2,966,752	471,370

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by US$10.2 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

        If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2011 was RMB120.8 million (US$19.2 million), or RMB0.48 (US$0.08) per ordinary share (adjusted to reflect the share split on a 1-to-20,000 basis effected in February 2012 as if the share split had occurred as of December 31, 2011) and RMB1.92 (US$0.32) per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities, goodwill and intangible assets. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2011, other than to give effect to our sale of ADSs offered in this offering based on the assumed initial public offering price of US$11.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been US$131.7 million, or US$0.45 per outstanding ordinary share and US$1.80 per ADS. This represents an immediate increase in net tangible book value of US$0.37 per ordinary share and US$1.48 per ADS to the existing shareholders, and an immediate dilution in net tangible book value of US$2.43 per ordinary share and US$9.70 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ADS	US$	11.50
Net tangible book value per ordinary share as of December 31, 2011		$0.08
Pro forma net tangible book value per ordinary share after giving effect to this offering		$0.45
Pro forma net tangible book value per ADS after giving effect to this offering		$1.80
Amount of dilution in net tangible book value per ordinary share to new investors in the offering		$2.43
Amount of dilution in net tangible book value per ADS to new investors in the offering		$9.70

        The following table summarizes, on a pro forma basis as of December 31, 2011, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the underwriters' option to purchase additional ADSs.

	Ordinary shares purchased		Total consideration			Average price per ordinary share
								Average price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	250,760,000	85.1%	US$	61,404,000	32.7%	US$	0.24	US$	0.96
New investors	44,000,000	14.9%	US$	126,500,000	67.3%	US$	2.88	US$	11.50

Total	294,760,000	100.0%	US$	187,904,000	100.0%	US$	0.64	US$	2.55

        A US$1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$10.2 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.03 per ordinary share and US$0.12 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.22 per ordinary share and US$0.88 per ADS, assuming no exercise of the underwriters' option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

 EXCHANGE RATE INFORMATION

        We conduct substantially all of our operations in China. All of our revenues, costs and expenses are denominated in RMB. This prospectus contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at the noon buying rate in effect on December 30, 2011, which was RMB6.2939 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 13, 2012, the noon buying rate was RMB6.3022 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon buying rate(1)
(RMB per US$1.00)	Period end	Average(2)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 13)	6.3022	6.3048	6.3123	6.2975

Source: Federal Reserve Bank of New York and Federal Reserve Statistical Release

(1)
For all dates through December 31, 2008, exchange rates between RMB and U.S. dollars are presented at the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the U.S. Federal Reserve Board.

(2)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to that of the United States and these securities provide significantly less protection to investors; and

  •
  the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

        Almost all of our assets are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States.

        We have appointed Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the civil liability provision of the securities laws of the United States or any state in the United States.

        Conyers Dill & Pearman has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands,

(e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges. Our shareholders can, under certain circumstances, originate actions against us. See "Description of share capital—Differences in corporate law—Shareholders' suits."

        We have been advised by Han Kun Law Offices, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Han Kun Law Offices has further advised us that PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the jurisdiction where the judgment is made or on reciprocity arrangements between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Cayman Islands court.

        As Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States, there is doubt as to the enforceability in Hong Kong, in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely upon the laws of the United States (including its federal securities laws or the securities laws of any state or territory within the United States).

CORPORATE STRUCTURE AND HISTORY

Corporate structure

        The following diagram illustrates our corporate structure as of the date of this prospectus:

Corporate history and reorganization

        In September 2007, Mr. Charles Zhengyao Lu, our chairman and chief executive officer, founded CAR Beijing, through which we commenced our car rental business operations. In August 2010, LC Fund III, L.P., through its indirect subsidiary Lianhui Langfang, invested approximately RMB14.5 million (US$2.3 million) in CAR Beijing. In November 2010, Legend Holdings acquired 100% of the equity interests in Beijing Huaxia United Auto Network Technology Co., Ltd., or Huaxia Auto Network, a shareholder of CAR Beijing, and invested approximately RMB207.8 million (US$33.0 million) in CAR Beijing through Huaxia Auto Network in January and June 2011.

        Since August 2010, we have acquired a number of businesses in China from independent third parties through CAR Beijing:

  •
  in September 2010, we acquired 100% of the equity interests in Shanghai Huadong Auto Rental Co., Ltd., or Shanghai Huadong, to expand our business in Shanghai and surrounding areas;

  •
  in April 2011, we acquired 100% of the equity interests in Beijing Beichen to strengthen our long-term rental business;

  •
  in August 2011, we acquired 100% of the equity interests in Guiyang Jinglv Commerce and Trading Co., Ltd. to expand our business in southwestern China;

  •
  in December 2011, we acquired 100% of the equity interests in Beijing Da Shi Hang Hua Wei Labor Services Co., Ltd. to expand our business in Beijing; and

  •
  in January 2012, we acquired 100% of the equity interests in Shanghai Tai Chang Chauffeured Services Co., Ltd. to provide customers with more comprehensive services.

        Between October 2010 and April 2011, CAR Beijing also formed three operating subsidiaries—Guangzhou China Auto Rental Co., Ltd. to expand our business in southern China, Wuxi China Auto Rental Co., Ltd. to further expand our business, and Beijing Kaipu Parking Management Co., Ltd. to manage our parking facilities.

        In preparation for this offering, we underwent a series of corporate reorganization transactions inside and outside China. We incorporated China Auto Rental Inc. in the Cayman Islands as an exempted limited liability company on July 13, 2011 as our proposed listing entity. On January 13, 2012, we changed our name from China Auto Rental Inc. to China Auto Rental Holdings Inc.

        In November 2011, all shareholders of CAR Beijing other than Lianhui Langfang transferred all of their respective equity interests in CAR Beijing to Lianhui Langfang. Immediately following this transaction, Lianhui Langfang became the sole shareholder of CAR Beijing.

        In December 2011, we issued 10,000 ordinary shares for an aggregate cash consideration of approximately US$36.1 million to certain investors, including Right Lane Limited, an entity wholly-owned by Legend Holdings, Haode Group Inc. and Sky Sleek Limited. During the same period, LC Fund III, L.P. exchanged all of its shares in CAR Hong Kong for 2,538 ordinary shares in us. As a result, we became the sole shareholder of CAR Hong Kong which holds 100% of the equity interests in Lianhui Langfang, which in turn holds 100% of the equity interests in CAR Beijing.

        In January 2012, LC Fund III, L.P. transferred all of the 2,538 shares in us it held to its affiliate Grand Union. During the same period, Right Lane Limited transferred 5,548 shares in us to Grand Union, and 125 shares in us to Grandsun International Investment Limited. See "Description of share capital—History of securities issuances—Ordinary shares."

        On February 24, 2012, we effected a share split, pursuant to which each ordinary share was subdivided into 20,000 ordinary shares, and the par value of the shares was changed from US$1.0 per share to US$0.00005 per share.

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        We present below our selected consolidated financial and other operating data for the periods indicated. The following selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

        We have omitted financial information as of and for the year ended December 31, 2008 because such information is not available on a basis that is consistent with the consolidated financial information included in this prospectus and cannot be provided without unreasonable effort or expense. Furthermore, we believe that the omission of such financial information would not have a material impact on a reader's understanding of our financial results and condition and related trends.

        The selected consolidated financial and operating data should be read in conjunction with our consolidated financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

	Year ended December 31
(in thousands, except for share, per share and per ADS data)	2009	2010	2011	2011
Consolidated statement of operations data:
Net revenues	RMB54,010	RMB142,992	RMB775,811	US$	123,264
Expenses
Depreciation of rental vehicles	(11,924)	(47,206)	(263,684)		(41,895)
Direct operating expenses	(22,692)	(61,525)	(291,239)		(46,273)
Selling, marketing and distribution expenses	(3,463)	(25,516)	(96,416)		(15,319)
General and administrative expenses	(11,366)	(32,980)	(136,294)		(21,655)
Interest income and other income, net	14	737	1,679		267
Interest expenses	(7,735)	(20,374)	(140,641)		(22,346)

Total expenses	(57,166)	(186,864)	(926,595)		(147,221)
Loss before income tax expense	(3,156)	(43,872)	(150,784)		(23,957)
Income tax benefit/(expense)	—	542	(638)		(101)

Net loss	(3,156)	(43,330)	(151,422)		(24,058)

Loss per ordinary share(1):
Basic	(0.17)	(0.29)	(0.63)		(0.10)
Diluted	(0.17)	(0.29)	(0.63)		(0.10)
Weighted average ordinary shares used in per share computation(1):
Basic	18,569,588	151,943,291	239,634,718		239,634,718
Diluted	18,569,588	151,943,291	239,634,718		239,634,718
Selected non-GAAP financial data:
Adjusted EBITDA(2)	17,277	26,262	275,719		43,808

(1)
The share information and per share data reflect the 1-to-20,000 share split effected on February 24, 2012, pursuant to which every ordinary share was subdivided into 20,000 ordinary shares and the par value of the ordinary shares was changed from US$1.0 per share to US$0.00005 per share.

(2)
Adjusted EBITDA is defined as net income before income tax benefit or expense, interest income and other income, net, interest expenses, depreciation, amortization and one-time restructuring cost.

  Our management uses adjusted EBITDA as an operating performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews. In addition, adjusted EBITDA serves as a supplemental measure with which we can evaluate profitability and make performance trend comparisons between us and our competitors. Furthermore, we believe that adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

  Adjusted EBITDA is also used by our management to evaluate our operating performance exclusive of financing costs and depreciation policies. Furthermore, we believe it provides a comparative metric to management and investors that is consistent across companies with different capital structures and depreciation policies, enabling them to more accurately compare our performance to that of our peers. In addition, our management uses adjusted EBITDA as a proxy for cash flow available to finance fleet expenditures and the costs of our capital structure on a day-to-day basis so that we can more easily monitor our cash flows when a full statement of cash flows is not available.

  Adjusted EBITDA is not a recognized measurement under U.S. GAAP. When evaluating our operating performance or liquidity, investors should not consider adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with U.S. GAAP, such as net income, operating income or net cash provided by operating activities. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate adjusted EBITDA differently than we do, it may not be comparable to similarly titled measures reported by other companies.

  Our adjusted EBITDA is calculated as follows for the periods presented:

	Year ended December 31
(in thousands)	2009	2010	2011	2011
Net loss	RMB(3,156)	RMB(43,330)	RMB(151,422)	US$	(24,058)
Income tax (benefit)/expense	—	(542)	638		101
Interest income and other income, net	(14)	(737)	(1,679)		(267)
Interest expenses	7,735	20,374	140,641		22,346
Depreciation	12,712	49,937	275,483		43,770
Amortization	—	560	5,976		950
One-time restructuring cost	—	—	6,082		966
Adjusted EBITDA	17,277	26,262	275,719		43,808

	As of December 31
(in thousands)	2009	2010	2011	2011
Consolidated balance sheet data:
Cash and cash equivalents	RMB4,624	RMB81,062	RMB637,245	US$101,248
Total current assets	16,813	167,170	841,640	133,723
Rental vehicles, net	71,159	917,515	2,413,847	383,522
Total non-current assets	74,950	978,986	2,699,566	428,919
Total assets	91,763	1,146,156	3,541,206	562,642
Long-term borrowings due within one year	11,793	218,967	825,497	131,158
Total current liabilities	112,421	440,115	2,091,294	332,273
Long-term borrowings	2,676	403,514	1,285,180	204,195
Total non-current liabilities	2,676	608,809	1,301,669	206,815
Total shareholders' (deficit)/equity	(23,334)	97,232	148,243	23,554
Total liabilities and shareholders' equity	91,763	1,146,156	3,541,206	562,642

        The following table sets forth certain key operating data as of and for the dates and periods indicated:

	As of and for the year ended December 31
	2009	2010	2011
Fleet size(1)	692	10,202	25,845
Average daily rental rate(2) (RMB)	327	204	197
Utilization rate(3)	65.3%	61.2%	56.7%
RevPAC(4) (RMB)	213	125	112

(1)
End period fleet size includes vehicles in operation and excludes vehicles retired and awaiting sale or vehicles in our possession but not yet in operation.

(2)
Average daily rental rate is calculated by dividing net short-term rental revenue in a given period by the fleet transaction days in that period. Fleet transaction days are the total rental days for all vehicles in our short-term fleet in a given period.

(3)
Fleet utilization rate is calculated by dividing the aggregate rental days for our short-term rental fleet during a given period by the aggregate days our short-term rental vehicles are available for rental during the same period. We exclude vehicles that are potentially lost, sold, awaiting sale or salvaged, but include vehicles in repair or maintenance and vehicles being used internally when calculating the aggregate days available for rental. Long-term rentals are also excluded from the fleet utilization rate calculation.

(4)
RevPAC is calculated by multiplying the average daily rental rate in a given period by the fleet utilization rate in that same period.

 RECENT DEVELOPMENTS

        Our unaudited operating results for the quarter ended March 31, 2012 include the following:

  •
  our net revenues for the first quarter of 2012 were RMB366.2 million (US$58.2 million), representing a 211.4% increase from RMB117.6 million for the first quarter of 2011 and a 27.9% increase from RMB286.4 million for the fourth quarter of 2011;

  •
  our net income was RMB5.3 million (US$0.8 million) for the first quarter of 2012, compared with a net loss of RMB18.4 million for the first quarter of 2011 and a net loss of RMB33.8 million for the fourth quarter of 2011; and

  •
  our adjusted EBITDA was RMB197.8 million (US$31.4 million) for the first quarter of 2012, representing a 349.5% increase from RMB44.0 million for the first quarter of 2011 and a 57.7% increase from RMB125.4 million for the fourth quarter of 2011.

        The increase in our net revenues was primarily due to increases in our short-term and long-term rental revenues, as well as revenues from our leasing business started in May 2011. The increase in short-term rental revenues was mainly due to the additional rental capacity we gained from our fast growing short-term rental fleet and an increase in RevPAC. Our short-term fleet size increased to 25,148 vehicles as of March 31, 2012 from 11,730 vehicles as of March 31, 2011 and 21,920 vehicles as of December 31, 2011. Our RevPAC for short-term rentals increased to RMB131 (US$21) for the first quarter of 2012 from RMB114 for the first quarter of 2011 and RMB112 for the fourth quarter of 2011. Our average daily rental rate increased to RMB226 (US$36) for the first quarter of 2012 from RMB186 for the first quarter of 2011 and RMB209 for the fourth quarter of 2011, primarily due to the efficient pricing of our products and services based on customer demand and our vehicle availability following the implementation of our dynamic pricing system in February 2012. Our fleet utilization rate decreased to 58.0% for the first quarter of 2012 from 61.4% for the first quarter of 2011 as we strategically expanded our fleet size and vehicle selection in order to satisfy increasing demand for car rentals, enhance customer experience and improve customer loyalty. Our fleet utilization rate increased to 58.0% for the first quarter of 2012 from 53.5% for the fourth quarter of 2011, primarily due to our improved fleet management and our dynamic pricing system.

        Our net income was RMB5.3 million (US$0.8 million) for the first quarter of 2012, compared with a net loss of RMB18.4 million for the first quarter of 2011 and a net loss of RMB33.8 million for the fourth quarter of 2011. Our expenses increased from the fourth quarter of 2011 to the first quarter of 2012, primarily due to increases in depreciation of rental vehicles, direct operating expenses, selling, marketing and distribution expenses and interest expenses as we continued to expand our business.

        Our adjusted EBITDA was RMB197.8 million (US$31.4 million) for the first quarter of 2012, representing a 349.5% increase from RMB44.0 million for the first quarter of 2011 and a 57.7% increase from RMB125.4 million for the fourth quarter of 2011. Our adjusted EBITDA is calculated as follows for the periods presented:

	Three months ended
(in thousands)	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012
Net income/(loss)	RMB(18,382)	RMB(33,795)	RMB5,321	US$	845
Income tax (benefit)/expense	25	414	(124)		(20)
Interest income and other income, net	(205)	(772)	(672)		(107)
Interest expenses	19,487	51,550	67,313		10,695
Depreciation	42,510	98,808	124,369		19,760
Amortization	589	3,132	1,545		245
One-time restructuring cost	—	6,082	—		—
Adjusted EBITDA(1)	44,024	125,419	197,752		31,420

(1)
Adjusted EBITDA is defined as net income before income tax benefit or expense, interest income and other income, net, interest expenses, depreciation, amortization and one-time restructuring costs.

Our management uses adjusted EBITDA as an operating performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews. In addition, adjusted EBITDA serves as a supplemental measure with which we can evaluate profitability and make performance trend comparisons between us and our competitors. Furthermore, we believe that adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA is also used by our management to evaluate our operating performance exclusive of financing costs and depreciation policies. Furthermore, we believe it provides a comparative metric to our management and investors that is consistent across companies with different capital structures and depreciation policies, enabling them to more accurately compare our performance to that of our peers. In addition, our management uses adjusted EBITDA as a proxy for cash flow available to finance fleet expenditures and the costs of our capital structure on a day-to-day basis so that we can more easily monitor our cash flows when a full statement of cash flows is not available.

Adjusted EBITDA is not a recognized measurement under U.S. GAAP. When evaluating our operating performance or liquidity, investors should not consider adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with U.S. GAAP, such as net income, operating income or net cash provided by operating activities. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate adjusted EBITDA differently than we do, it may not be comparable to similarly titled measures reported by other companies.

        As of March 31, 2012, we had RMB469.0 million (US$74.5 million) in cash and cash equivalents. Our total borrowings amounted to RMB2.2 billion (US$349.5 million) as of March 31, 2012. As of March 31, 2012, the outstanding principal amount of loans from Legend Holdings totaled RMB908.0 million (US$144.3 million), including loans extended by Legend Holdings and its subsidiary to us in January 2012 in the aggregate outstanding principal amount of RMB187.8 million (US$29.8 million).

        The following table sets forth certain key operating data for the periods indicated:

	As of and for the three months ended
	March 31, 2011	December 31, 2011	March 31, 2012
Fleet size(1)	12,387	25,845	28,930
Average daily rental rate(2) (RMB)	186	209	226
Utilization rate(3)	61.4%	53.5%	58.0%
RevPAC(4) (RMB)	114	112	131

(1)
End period fleet size includes vehicles in operations and excludes vehicles retired and awaiting sale or vehicles in our possession but not yet in operation.

(2)
Average daily rental rate is calculated by dividing the total short-term rental income generated by invoices in a given period by the fleet transaction days in that period.

(3)
Fleet utilization rate is calculated by dividing the aggregate rental days for our entire short-term fleet during a given period by the aggregate days our short-term vehicles are available for rental during the same period. We exclude vehicles that are potentially lost, sold, awaiting sale or salvaged, but include vehicles in repair or maintenance and vehicles being used internally when calculating the aggregate days available for rental. Long-term rentals are also excluded from the fleet utilization rate calculation.

(4)
RevPAC is calculated by multiplying the average daily rental rate in a given period by the fleet utilization rate in that same period.

        We prepared the foregoing unaudited financial information on the same basis as our audited financial statements. The unaudited financial information provided above includes all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our operating results for the first quarter of 2012. Our financial results for the first quarter of 2012 may not be indicative of our financial results for the full year ending December 31, 2012 or for future interim periods. See "Risk Factors—Risks related to the ADSs and this offering—Our quarterly results may fluctuate due to a number of factors and, as a result, could fall below investor expectations or estimates by securities research analysts, which may cause the trading price of our ADSs to decline." See also "Management's discussion and analysis of financial condition and results of operations" for information regarding trends and other factors that may influence our results of operations and financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected consolidated financial and operating data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk factors" and elsewhere in this prospectus.

Overview

        We are the largest car rental company in China, commanding a leading position in the industry as measured by fleet size, network coverage and number of customers, according to Roland Berger. We also command the largest market share in terms of revenue in China's car rental market, according to Roland Berger.

        We believe we are the first and only car rental company with a rental fleet of more than 10,000 vehicles in China's nascent but fast-growing car rental industry. Our fleet, comprising 25,845 vehicles covering most of the popular models in China, was as large as the aggregate fleet size of the next eight largest car rental companies and over three times that of the second largest car rental company in China as of December 31, 2011, according to Roland Berger.

        We are dedicated to providing customers with enjoyable, affordable and reliable car rental services. Our network of 520 service locations covers 66 cities in all provinces and provincial-level municipalities of China. We strive to provide superior car rental services to our customers with 24/7 service at 52 major airports in China and in every city where we operate. Our products include short-term rentals, long-term rentals and leasing. As of December 31, 2011, we had a customer base of over 450,000. Over 920,000 members registered with us through our loyalty program for short-term rentals as of December 31, 2011, of whom approximately 48.5% had rented cars from us.

        We have achieved substantial growth over the past three years. We derive our revenues primarily from short-term rentals of our vehicles. Our revenues increased from RMB54.0 million in 2009 to RMB143.0 million in 2010 and RMB775.8 million (US$123.3 million) in 2011. We incurred net losses of RMB3.2 million, RMB43.3 million and RMB151.4 million (US$24.1 million) in 2009, 2010 and 2011. Our adjusted EBITDA for 2009, 2010 and 2011 was RMB17.3 million, RMB26.3 million and RMB275.7 million (US$43.8 million), respectively. For a reconciliation of our adjusted EBITDA to our net loss, see footnote 2 on pages 9 and 10 of this prospectus.

Factors affecting our results of operations

        Our results of operations are affected by macroeconomic conditions that affect China's economy, as well as factors that impact China's car rental industry. China's economic growth has resulted in higher per capita disposable income, increased business and leisure travel, an increasing number of drivers and expanding roadway infrastructure, all of which have contributed to the fast growth of China's car rental industry. The PRC government's policies and regulations relating to vehicle purchase, ownership and usage also have a significant impact on the car rental industry. See "Industry" for more information relating to macro-level factors affecting our results of operations.

        In addition, our results of operations are directly affected by a number of company-specific factors including the following:

        Scale of our business.    The scale of our business, including our fleet size and network coverage, has a significant impact on our revenue generating capacity, expenses and competitiveness. Our fleet size increased by more than 37 times from 692 vehicles as of December 31, 2009 to 25,845 vehicles as of

December 31, 2011. We expanded our geographic coverage from 65 service locations in 30 cities as of December 31, 2009 to 520 service locations in 66 cities across China as of December 31, 2011. The rapid growth of our fleet size and network coverage has generated increasing economies of scale. Our costs and expenses as a percentage of net revenues have decreased as we leveraged our scale advantage and spread our fixed costs and expenses across a broader base of operations. Our costs of service locations and call centers as a percentage of net revenues decreased from 26.9% in 2009 to 18.2% in 2010 and 12.7% in 2011. Our general and administrative expenses as a percentage of net revenues decreased from 23.1% in 2010 to 17.6% in 2011. Our selling, marketing and distribution expenses as a percentage of net revenues decreased from 17.8% in 2010 to 12.4% in 2011. Our large scale has allowed us to expand our business rapidly and to offer more products and services and competitive prices to our customers, which we believe will continue to enhance our revenue generating capacity and enable further economies of scale.

        Fleet utilization rate.    Fleet utilization rate directly impacts our revenues. Fleet utilization rate refers to the aggregate days our vehicles are rented on a short-term basis as a percentage of the aggregate days our vehicles are available for our short-term rental business. Long-term rentals are not counted towards our fleet utilization rate. Factors generally affecting our fleet utilization rate include, among other things, market demand, fleet management, pricing and seasonality. The continued expansion of our service network and growth of our business volume has required us to increase our fleet size and deploy the appropriate numbers and types of vehicles across our service locations, which has affected and may continue to affect our fleet utilization rate. The pricing of our short-term rentals also impacts our fleet utilization rate. Lower prices may increase the demand for our rentals and in turn, our utilization rate. We strive to balance optimizing our fleet utilization rate with the rapidly growing scale of our business while satisfying the diverse needs of our customers. In order to enhance customer experience and improve customer loyalty, we have strategically expanded our fleet and increased vehicle selection in recent years in anticipation of strong market demand. As a result, our fleet utilization rate decreased from 65.3% in 2009 to 61.2% in 2010 and to 56.7% in 2011. For 2011, according to Roland Berger, the industry average fleet utilization rate for short-term rentals ranged from 60% to 65%. With our rapid expansion, we have accumulated extensive understanding of the rental behaviors and vehicle preferences of our customers and the seasonality of our business, which we believe will help us improve our fleet utilization rate in the future. Our ability to achieve and maintain an optimal utilization rate as we expand our business and improve our customer experience and loyalty will continue to materially impact our operating results.

        Pricing.    We charge our short-term rental customers basic rental rates, cost of basic insurance coverage, handling fees and fees for value-added services, if applicable. Basic rental rates are determined based on, among others, maintaining our margins, competition and customer acceptance of our products and services. Our average daily rental rate is calculated by dividing net short-term rental revenues in a given period by the fleet transaction days in that period. Our average daily rental rate decreased from RMB327 in 2009 to RMB204 in 2010 and to RMB197 (US$31) in 2011. These decreases were primarily due to our pricing strategies, including offering discounts to acquire new customers and enhance customer loyalty at the early development stage of China's car rental industry. We believe our efficient cost structure allows us to deliver high quality services to our customers at competitive prices, thereby retaining and growing our customer base and enhancing our market leading position. In February 2012, we adopted a dynamic pricing system under which our short-term rental rates are determined primarily by factors such as rental term, location, vehicle availability, timing of booking, our competitiveness and target profits. We believe this dynamic pricing system will enable us to more efficiently price our products and services based on customer demand and our rental vehicle supply.

        Vehicle acquisition and disposition.    Vehicle acquisition and disposition affect our capital expenditures, liquidity and depreciation of rental vehicles. Vehicle acquisition expenditures have constituted substantially all of our capital expenditure requirements. We have expanded our fleet rapidly since our inception and expect to continue to increase our volume of new vehicle acquisitions in 2012 and 2013. We purchased RMB1.7 million, RMB873.8 million and RMB1,937.6 million (US$307.9 million) of rental vehicles in the years ended December 31, 2009, 2010 and 2011. We have focused on optimizing our vehicle acquisition costs by leveraging our large scale and market leadership position to secure favorable purchase terms for substantially all of our vehicle acquisitions.

        The depreciation of rental vehicles constitutes a significant portion of our expenses. Due to the lack of repurchase or guaranteed depreciation programs from automobile manufacturers in China, we bear the risk of effective depreciation when disposing of our rental vehicles. Our depreciation of rental vehicles were 22.1%, 33.0% and 34.0% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We determine depreciation of rental vehicles by primarily estimating (i) our vehicles' holding periods and (ii) residual values at the expected time of disposal. As a result, our depreciation costs are affected by our ability to accurately estimate optimal holding periods and appropriate residual values for our vehicles and our ability to dispose of these vehicles at optimal prices.

        We proactively manage our vehicle disposition to maximize resale value. Historically, we sold used vehicles to dealers and brokers primarily through bidding and auction processes to ensure that we received the best prices. In the future, we intend to dispose of our rental vehicles more frequently and earlier in their life cycles. In June 2012, we expect to adopt a vehicle disposition system under which we will dispose of our rental vehicles through our rent-to-buy used car sale program, bidding or auction based on vehicle condition. We believe this new system will provide a more systematic and cost-efficient way for us to proactively sell our used vehicles to rental customers, brokers and dealers. We expect our used car sale business to diversify our vehicle disposition channels and optimize our vehicle disposition process. In addition, we believe that strong demand for used cars and future growth of the used car market in China will provide a favorable market environment for our vehicle disposition strategy.

        Financing costs.    We fund the rapid expansion of our business through various financing sources. Our ability to secure debt financing at commercially reasonable interest rates significantly impacts our interest expenses and results of operations. Our interest expenses were 14.3%, 14.2% and 18.1% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. While we enjoy generally favorable financing terms from major banks and lending institutions for a business of our scale, the growth of general interest rates in China as a result of macroeconomic factors has contributed to the increase of our interest expenses in recent years. The rapid expansion of our fleet has also increased our borrowing needs and correspondingly, our interest expenses. We expect to gain access to additional sources of financing after we become a public company.

        Seasonality.    We generally experience effects of seasonality primarily due to increases in leisure travel during certain periods such as the Chinese New Year, Labor Day and National Day holidays.

Description of Certain Statement of Operations Items

Net revenues

        Our net revenues represent our gross revenues from operations, less business taxes and related surcharges. We derive our revenues from car rentals (including short-term and long-term rentals), leasing and other revenues. Other revenues primarily include parking fees we generate from excess capacity in our parking facilities. Our net revenues increased from RMB54.0 million in 2009 to RMB143.0 million in 2010 and RMB775.8 million (US$123.3 million) in 2011 as a result of the rapid growth of our short-term and long-term rental businesses.

        The following table sets forth our revenues by service type in absolute amounts and as percentages of our net revenues for the periods presented:

	Year ended December 31
	2009	2009	2010	2010	2011	2011	2011
(in thousands, except percentages)	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
Net revenues from short-term rentals	41,147	76.2%	108,453	75.8%	629,620	100,037	81.2%
Net revenues from long-term rentals(1)	12,682	23.5%	32,903	23.0%	143,742	22,838	18.5%
Net revenues from direct financing leases	100	0.2%	232	0.2%	2,235	355	0.3%
—Net revenues from direct financing leases portion of long-term rentals(2)	100	0.2%	232	0.2%	1,616	257	0.2%
—Net revenues from leasing(3)	—	—	—	—	619	98	0.1%
Net revenues from others	81	0.1%	1,404	1.0%	214	34	0.0%
Total net revenues	54,010	100.0%	142,992	100.0%	775,811	123,264	100.0%

(1)
Exclude revenues generated from long-term rentals that are classified as direct financing lease revenues in accordance with U.S. GAAP.

(2)
Represent revenues generated from long-term rentals that are classified as direct financing lease revenues in accordance with U.S. GAAP.

(3)
We began offering leasing to institutional customers in May 2011.

        Short-term rentals.    We categorize rentals of 30 days or shorter as short-term rentals. We provide short-term rental services to our individual and institutional customers to meet their local and inter-city travel needs, as well as replacement rental and other special needs for both business and leisure purposes. Our short-term rental business has grown significantly since our inception. Our short-term rental fleet size increased from 532 vehicles as of December 31, 2009 to 21,920 vehicles as of December 31, 2011. Our short-term rental revenues were RMB41.1 million, RMB108.5 million and RMB629.6 million (US$100.0 million) for the years ended December 31, 2009, 2010 and 2011, representing 76.2%, 75.8% and 81.2% of our net revenues, respectively. The substantial increase in short-term rental revenues was mainly due to the additional rental capacity we gained from our fast growing fleet, partially offset by a decrease of our RevPAC during this period. We expect that revenues from our short-term rentals will continue to constitute a substantial majority of our net revenues in the foreseeable future.

        Long-term rentals.    We categorize most of our rentals of over 30 days as long-term rentals, although certain rentals of over 30 days are categorized as direct financing leases in accordance with U.S. GAAP. We offer long-term rentals to institutions under individually negotiated contracts. Our long-term rental fleet size increased from 160 vehicles as of December 31, 2009 to 3,898 vehicles as of December 31, 2011. Our long-term rental revenues were RMB12.7 million, RMB32.9 million and RMB143.7 million (US$22.8 million) for the years ended December 31, 2009, 2010 and 2011, respectively. Our long-term rentals have experienced rapid growth, primarily as a result of a significant increase in rental capacity we gained from our increasing scale in both fleet size and network coverage and our direct sales approach. As a percentage of net revenues, our revenues from long-term rentals were 23.5%, 23.0% and 18.5% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The decreases were mainly because the growth of our short-term rental business outpaced the growth of our long-term rental business. We expect revenues from long-term rentals will continue to increase as we further grow the long-term rental business.

        Direct financing leases.    Revenues from direct financing leases include the portion of revenues from certain long-term rentals categorized as direct financing leases in accordance with U.S. GAAP and revenues from our leasing business, which we began providing to institutional customers in May 2011. Our leasing terms usually range from one to three years. Leasing differs from our long-term rental products primarily in that at the end of the leasing period, customers obtain the title of the leased car for a payment amount agreed upon at the beginning of the leasing arrangement. Although our leasing business currently accounts for a small portion of our net revenues, we believe the leasing market in China is at an early stage of development and has high growth potential. As such, we expect the revenues from our leasing business will continue to grow.

Expenses

        Our expenses include depreciation of rental vehicles, direct operating expenses, selling, marketing and distribution expenses, general and administrative expenses, interest income and other income, net, and interest expenses.

        The following table sets forth the components of our expenses for the periods presented:

	Year ended December 31
	2009	2009	2010	2010	2011	2011	2011
(in thousands, except percentages)	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
Depreciation of rental vehicles	11,924	22.1%	47,206	33.0%	263,684	41,895	34.0%
Direct operating expenses	22,692	42.0%	61,525	43.0%	291,239	46,273	37.5%
—Insurance fees	3,202	5.9%	20,257	14.2%	102,519	16,289	13.2%
—Cost of service locations and call centers	14,517	26.9%	26,024	18.2%	98,533	15,655	12.7%
—Fuel expenses	1,658	3.1%	3,541	2.5%	27,463	4,363	3.5%
—Others	3,315	6.1%	11,703	8.1%	62,724	9,966	8.1%
Selling, marketing and distribution expenses	3,463	6.4%	25,516	17.8%	96,416	15,319	12.4%
General and administrative expenses	11,366	21.0%	32,980	23.1%	136,294	21,655	17.6%
Interest income and other income, net	(14)	(0.0)%	(737)	(0.5)%	(1,679)	(267)	(0.2)%
Interest expenses	7,735	14.3%	20,374	14.2%	140,641	22,346	18.1%

Total expenses	57,166	105.8%	186,864	130.6%	926,595	147,221	119.4%

        Depreciation of rental vehicles.    A major component of our expenses for our car rental business is depreciation of rental vehicles, which includes net gains or losses on the disposal of our vehicles. Our depreciation of rental vehicles accounted for 22.1%, 33.0% and 34.0% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The increase in depreciation of rental vehicles during these periods is primarily due to the rapid expansion of our fleet. We expect depreciation of rental vehicles to continue to increase in absolute amounts, and remain a significant portion of our expenses. However, we believe these increases will be partially offset by our increasing bargaining power on vehicle procurement and timely disposal of our rental vehicles at optimal prices and diversified disposition channels.

        Direct operating expenses.    Our direct operating expenses include insurance fees, cost of service locations and call centers, fuel expenses and other expenses.

•
Insurance fees.  Vehicle insurance fees is a significant component of our direct operating expenses due to our large fleet size. Our vehicle insurance fees were 5.9%, 14.2% and 13.2% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The increase in insurance fees as a percentage of our net revenues from 2009 to 2010 was a result of the decrease in RevPAC and the increase in insurance fee rates as insurance companies had heightened risk assessments of our early stage, rapidly-growing car rental business. The decrease in insurance fees as a percentage of our net revenues from 2010 to 2011 was a result of lower insurance fee rates due to our growing purchasing power from the expansion of our fleet and insurance companies' increasing comfort with and understanding of our business's operational risk level. As our fleet size increases as a result of our business expansion, we expect that vehicle insurance fees will continue to increase on an absolute basis, but may continue to decrease as a percentage of our net revenues.

•
Costs of service locations and call centers.  Our costs of service locations and call centers primarily comprise payroll costs related to our service locations and call centers, and parking and rental fees related to our service locations. Our costs of service locations and call centers have increased in absolute amounts in line with the growth of our business and our geographic expansion. However, as a percentage of our net revenues, our costs of service locations and call centers decreased considerably from 26.9% in 2009 to 12.7% in 2011 primarily as a result of our rapid revenue growth while deriving operational efficiency from the larger scale of our business. Our payroll costs consist of salaries and social insurance costs of our employees at our service locations and call centers. Our parking expenses vary from location to location in accordance with general parking facilities prices in different geographic areas. We expect that our costs of service locations and call centers as a percentage of our net revenues may decrease in the foreseeable future as we continue to benefit from increasing economies of scale.

•
Fuel expenses.  Our overall fuel expenses have increased with our increasing fleet size in the past. Our fuel expenses are also influenced by macroeconomic factors such as fuel prices in China. Our fuel expenses were 3.1%, 2.5% and 3.5% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. As fuel prices have fluctuated greatly in the past years, and we do not purchase fuel in bulk in advance, we cannot anticipate whether fuel expense will increase or decrease relative to our total net revenues in the near term.

•
Other direct operating expenses.  Other direct operating expenses include vehicle repair costs, toll fees, vehicle washing expenses, GPS depreciation expenses and other miscellaneous expenses.

        Selling, marketing and distribution expenses.    Our selling, marketing and distribution expenses consist of advertising expenses and expenses related to our sales personnel, and have increased significantly as we expanded our business. Our selling, marketing and distribution expenses were 6.4%, 17.8% and 12.4% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We have increased our spending on advertising and promotional activities significantly, including direct sales efforts, targeted Internet and traditional advertising and customer loyalty programs. Selling, marketing and distribution expenses also include salaries of our sales personnel, social insurance costs and other expenses relating to our selling and marketing activities. We increased our sales personnel from 27 employees as of December 31, 2009 to 86 employees as of December 31, 2010 and 118 employees as of December 31, 2011. Our sales, marketing and distribution expenses may continue to increase in absolute terms as we strive to strengthen our leading market position, but may continue to decrease as a percentage of our net revenues in the foreseeable future as we continue to benefit from increasing economies of scale and our direct sales strategy.

        General and administrative expenses.    General and administrative expenses consist primarily of salaries and benefits for our administrative and management personnel, office rental expenses and administrative expenses. Our general and administrative expenses have increased significantly as a result of our business expansion. Our general and administrative expenses were 21.0%, 23.1% and 17.6% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We expect our general and administrative expenses to continue to increase in absolute amounts as our business expands and as we incur additional administrative costs associated with being a public company. However, we believe we have established an efficient management and administrative infrastructure and a highly scalable IT platform, which we believe will efficiently support further growth in our net revenues without causing a proportionate increase in our general and administrative expenses. As a result, we expect our general and administrative expenses as a percentage of our net revenues to continue to decline in the long run as we grow our business.

        Interest income and other income, net.    Our interest income and other income, net include primarily interest generated by our interest-bearing cash deposits. Our interest income and other income, net amounted to RMB14,000, RMB737,000 and RMB1.7 million (US$267,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

        Interest expenses.    Interest expenses are primarily expenses for bank borrowings and credit arrangements from financial institutions and Legend Holdings to fund our vehicle acquisitions. Our interest expenses were 14.3%, 14.2% and 18.1% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

Critical accounting policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect, among other things: (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and judgments, actual results could differ from what we expected. Some of our accounting policies require higher degrees of estimation and judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places significant demands on the judgment of our management.

Revenue recognition

        We are principally engaged in the provision of vehicle rental and other services to our customers which are accounted for in accordance with ASC 840, Leases. Revenue contracts are classified as operating leases or direct financing leases.

Operating leases

        We classify revenue contracts with lease terms of up to 30 days as short-term lease contracts and those with lease terms of more than 30 days are classified as long-term lease contracts.

        We recognize the minimum lease payment as revenue over the lease period on a straight line basis. Contingent rental in relation to operating leases is immaterial.

Direct financing leases

        We record revenue attributable to direct financing leases to produce a constant rate of return on the balance of the net investment in the lease.

Property, plant and equipment

        Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Rental vehicles

        When rental vehicles are acquired, we estimate the period that we will hold the assets, primarily based on historical measures of the amount of rental activity (e.g., automobile mileage and equipment usage) and the targeted age of equipment at the time of disposal. Holding periods of rental vehicles are generally three years. The remaining holding periods related to the rental vehicles acquired through our business combination with Shanghai Huadong range from four months to four years.

        We also estimate the residual value of the applicable revenue earning equipment at the expected time of disposal. The residual values for rental vehicles are affected by many factors, including make, age, physical condition, mileage, sale location, time of the year and channel of disposition (e.g., auction, retail, dealer direct).

        Rental vehicles are depreciated over the estimated holding period on a straight line basis. We make annual adjustments to the depreciation rates of rental vehicles in response to the latest market conditions and their effect on residual values as well as the estimated time of disposal. Such adjustments are accounted for as changes in accounting estimates.

Other property, plant and equipment

        Other property, plant and equipment primarily include buildings, office furniture, purchased software and equipment and certain in-car accessories that can be separated from rental vehicles. These assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	20 years
Office furniture, purchased software and equipment	3~5 years
In-car accessories	3~6 years
Leasehold improvements	The shorter of their economic lives or the lease terms

        Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extends the useful life of property, plant and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of income.

Impairment of long-lived assets

        We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived asset may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for any of the periods presented.

Lease obligations

        In accordance with ASC 840, Leases, we classify leases for a lessee at the inception date as either a capital lease or an operating lease. We assess a lease to be a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property's estimated remaining economic life, or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out under the plant and equipment section of this note.

        We recognize operating lease expenses on a straight-line basis over the applicable lease term.

Accounts receivable and allowance for doubtful accounts

        Accounts receivable are carried at net realizable value and mainly consist of amounts from long-term vehicle rental services. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An account receivable is written off against the allowance for doubtful accounts after all collection efforts have ceased. Bad debt expense is reflected as a component of general and administrative expenses in our consolidated statements of operations.

Income taxes

        We accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Taxation

Cayman Islands

        We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

        Our wholly-owned Hong Kong subsidiary, CAR Hong Kong, is subject to Hong Kong profit tax on its activities conducted in Hong Kong. Dividends from our Hong Kong subsidiary to us are exempt from withholding tax.

PRC

        In March 2007, the PRC government enacted the New EIT Law, and promulgated the related regulation Implementation Regulations for the PRC Enterprise Income Tax Law. The law and regulation came into effect on January 1, 2008. The New EIT Law applies a uniform EIT rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Therefore, all of our PRC subsidiaries are subject to an income tax rate of 25%.

        In addition, the New EIT Law treats enterprises established outside of China that have "de facto management bodies" located in China as a PRC resident enterprise for tax purposes. A "de facto management body" is defined as a management body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We currently do not believe that we are, or our Hong Kong subsidiary is, a PRC resident enterprise because we do not believe that we or our Hong Kong subsidiary meet all of the conditions for determining whether the "de facto management body" of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC but there is no assurance in this regard. If we are considered a "PRC resident enterprise" for PRC tax purposes, we would be subject to the PRC enterprise income tax on our global income. See "Risk factors—Risks related to doing business in the People's Republic of China—We may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax."

        Pursuant to the New EIT law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Under the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, a qualified Hong Kong tax resident which is determined by the competent PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws is entitled to a reduced withholding tax rate of 5%.

Internal control over financial reporting

        In preparing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness and other deficiencies in our internal control over financial reporting as of December 31, 2011. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified primarily related to our lack of U.S. GAAP resources, processes and documentation. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the material weakness and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        To remedy our control deficiencies, we have adopted several measures to improve our internal control over financial reporting. These measures include (i) establishing an audit committee to oversee our accounting and financial reporting processes as well as external and internal audits of our company, (ii) establishing an internal audit function, (iii) hiring a chief financial officer and other qualified professionals with U.S. GAAP and SEC reporting experience to form our financial reporting team, (iv) establishing accounting policies consistent with U.S. GAAP and formal procedures with respect to the financial reporting process, (v) providing additional accounting and financial reporting training for our existing personnel, and (vi) optimizing the interaction between its operations and financial systems. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See "Risk factors—Risks related to our business and industry—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness and deficiencies in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected."

Results of operations

        The following table sets forth a summary of our consolidated results of operations by absolute amount and as a percentage of our net revenues for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31
	2009	2009	2010	2010	2011	2011	2011
(in thousands, except percentages)	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
Consolidated statement of operations data:
Net revenues	54,010	100.0%	142,992	100.0%	775,811	123,264	100.0%
Expenses
Depreciation of rental vehicles	(11,924)	(22.1%)	(47,206)	(33.0%)	(263,684)	(41,895)	(34.0%	)
Direct operating expenses	(22,692)	(42.0%)	(61,525)	(43.0%)	(291,239)	(46,273)	(37.5%	)
Selling, marketing and distribution expenses	(3,463)	(6.4%)	(25,516)	(17.8%)	(96,416)	(15,319)	(12.4%	)
General and administrative expenses	(11,366)	(21.0%)	(32,980)	(23.1%)	(136,294)	(21,655)	(17.6%	)
Interest income and other income, net	14	0.0%	737	0.5%	1,679	267	0.2%
Interest expenses	(7,735)	(14.3%)	(20,374)	(14.2%)	(140,641)	(22,346)	(18.1%	)

Total expenses	(57,166)	(105.8%)	(186,864)	(130.6%)	(926,595)	(147,221)	(119.4%	)
Loss before income tax expense	(3,156)	(5.8%)	(43,872)	(30.6%)	(150,784)	(23,957)	(19.4%	)
Income tax benefit/(expense)	—	0.0%	542	0.3%	(638)	(101)	(0.1%	)

Net loss	(3,156)	(5.8%)	(43,330)	(30.3%)	(151,422)	(24,058)	(19.5%	)

Selected non-GAAP financial data:
Adjusted EBITDA(1)	17,277	32.0%	26,262	18.4%	275,719	43,808	35.5%

(1)
Adjusted EBITDA is defined as net income before income tax benefit or expense, interest income and other income, net, interest expenses, depreciation, amortization, and one-time restructuring cost.

  Our management uses adjusted EBITDA as an operating performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews. In addition, adjusted EBITDA serves as a supplemental measure with which we can evaluate profitability and make performance trend comparisons between us and our competitors. Furthermore, we believe that adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

  Adjusted EBITDA is also used by our management to evaluate our operating performance exclusive of financing costs and depreciation policies. Furthermore, we believe it provides a comparative metric to our management and investors that is consistent across companies with different capital structures and depreciation policies, enabling them to more accurately compare our performance to that of our peers. In addition, our management uses adjusted EBITDA as a proxy for cash flow available to finance fleet expenditures and the costs of our capital structure on a day-to-day basis so that we can more easily monitor our cash flows when a full statement of cash flows is not available.

  Adjusted EBITDA is not a recognized measurement under U.S. GAAP. When evaluating our operating performance or liquidity, investors should not consider adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with U.S. GAAP, such as net income, operating income or net cash provided by operating activities. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate adjusted EBITDA differently than we do, it may not be comparable to similarly titled measures reported by other companies.

  Our adjusted EBITDA is calculated as follows for the periods presented:

	Year ended December 31
(in thousands)	2009	2010	2011	2011
Net loss	RMB(3,156)	RMB(43,330)	RMB(151,422)	US$	(24,058)
Income tax (benefit)/expense	—	(542)	638		101
Interest income and other income, net	(14)	(737)	(1,679)		(267)
Interest expenses	7,735	20,374	140,641		22,346
Depreciation	12,712	49,937	275,483		43,770
Amortization	—	560	5,976		950
One-time restructuring cost	—	—	6,082		966
Adjusted EBITDA	17,277	26,262	275,719		43,808

Year ended December 31, 2011 compared to year ended December 31, 2010

Net revenues

        Our total net revenues increased 442.5% from RMB143.0 million in 2010 to RMB775.8 million (US$123.3 million) in 2011. This increase was primarily due to increases in our short-term and long-term rental revenues. We started our leasing business in May 2011, which generated a small portion of our revenues in 2011.

        Short-term rentals.    Our revenue from short-term rentals increased 480.3% from RMB108.5 million in 2010 to RMB629.6 million (US$100.0 million) in 2011. This substantial increase was mainly due to the additional rental capacity we gained from our fast growing short-term rental fleet size, which increased from 9,795 vehicles as of December 31, 2010 to 21,920 vehicles as of December 31, 2011. The increase was partially offset by a decrease in our RevPAC from RMB125 to RMB112 (US$18) during the same period. The decrease in RevPAC during the period was attributable to decreases in our fleet utilization rate and average daily rental rate. Our fleet utilization rate decreased from 61.2% in 2010 to 56.7% in 2011 primarily due to the rapid expansion of our fleet in anticipation of strong market demand and our efforts to provide more rental vehicle options to our customers. Our average daily rental rate decreased from RMB204 in 2010 to RMB197 (US$31) in 2011, primarily due to pricing strategies, including discounts available to our customers that we strategically initiated to acquire new customers and enhance customer loyalty at the early development stage of China's car rental industry. We expect to continue to substantially expand our short-term fleet size in the near future. In 2011, our revenues from short-term rentals accounted for 81.2% of our net revenues, compared to 75.8% of our net revenues in 2010 as the expansion of our short-term rental business outpaced the expansion of our long-term rental business.

        Long-term rentals.    Our revenues from long-term rentals increased 336.8% from RMB32.9 million in 2010 to RMB143.7 million (US$22.8 million) in 2011, primarily as a result of a significant increase in our rental capacity we gained from our increasing long-term fleet size, which increased from 407 vehicles as of December 31, 2010 to 3,898 vehicles as of December 31, 2011. As a percentage of net revenues, our revenues from long-term rentals in 2011 was 18.5%, compared to 23.0% of our net revenues in 2010 as the expansion of our short-term rental business outpaced the expansion of our long-term rental business.

        Direct financing leases.    Our revenues from direct financing leases increased from RMB0.2 million in 2010 to RMB2.2 million (US$350,000) in 2011. Revenues from long-term rentals classified as direct financing leases in accordance with U.S. GAAP increased from RMB232,000 in 2010 to RMB1.6 million (US$0.3 million) in 2011. We started our leasing business in May 2011. Revenues from our leasing business were RMB619,000 (US$98,000) in 2011. We believe revenues from our leasing business will continue to grow due to the financial and tax benefits that leasing arrangements bring to customers.

        Other revenues.    Our other revenues primarily include parking fees we generate from excess capacity in our parking facilities. Our other revenues decreased by 84.7% from RMB1.4 million in 2010 to RMB214,000 (US$34,000) in 2011. In 2010 and 2011, our revenues from other sources accounted for an insignificant portion of our net revenues.

Expenses

        Our expenses increased 395.8% from RMB186.9 million in 2010 to RMB926.6 million (US$147.2 million) in 2011.

        Depreciation of rental vehicles.    Our depreciation of rental vehicles increased by 458.7% from RMB47.2 million in 2010 to RMB263.7 million (US$41.9 million) in 2011 primarily due to the substantial increase in our fleet size.

        Direct operating expenses.    Our direct operating expenses increased 373.5% from RMB61.5 million in 2010 to RMB291.2 million (US$46.3 million) in 2011 as a result of our rapid expansion.

  •
  Insurance fees.  Our vehicle insurance fees increased by 404.9% from RMB20.3 million in 2010 to RMB102.5 million (US$16.3 million) in 2011 due to the rapid expansion of our fleet.

  •
  Cost of service locations and call centers.  Our costs of service locations and call centers increased by 278.8% from RMB26.0 million in 2010 to RMB98.5 million (US$15.7 million) in 2011 due to an increase in the number of our service locations, our employee headcount at our service locations and call centers, and an increase in parking expenses associated with our increasing number of service locations.

  •
  Fuel expenses.  Our fuel expenses increased by 685.7% from RMB3.5 million in 2010 to RMB27.5 million (US$4.4 million) in 2011 due to an increase in our fleet size.

  •
  Other direct operating expenses.  Our other direct operating expenses increased by 435.9% from RMB11.7 million in 2010 to RMB62.7 million (US$10.0 million) in 2011.

        Selling, marketing and distribution expenses.    Our selling, marketing and distribution expenses increased 278.0% from RMB25.5 million in 2010 to RMB96.4 million (US$15.3 million) in 2011. This increase was primarily due to significant increases in our spending on advertising and promotional activities. The increase in the selling, marketing and distribution expenses was also due to an increase in the headcount of our sales personnel as well as an increase in their salaries, benefits and social insurance payments. As a percentage of our net revenues, our selling, marketing and distribution expenses decreased from 17.8% in 2010 to 12.4% in 2011 as we benefited from increasing economies of scale.

        General and administrative expenses.    Our general and administrative expenses increased 313.0% from RMB33.0 million in 2010 to RMB136.3 million (US$21.7 million) in 2011, primarily due to an increase in the headcount of our general and administrative personnel as well as an increase in their salaries, benefits and social insurance payments. As a percentage of our net revenues, our general and administrative expenses decreased from 23.1% in 2010 to 18.4% in 2011 as we benefited from increasing economies of scale.

        Interest income and other income, net.    Our interest income and other income, net increased from RMB0.7 million in 2010 to RMB1.7 million (US$270,000) in 2011 primarily due to an increase in our interest-bearing cash deposits.

        Interest expenses.    Our interest expenses increased significantly from RMB20.4 million in 2010 to RMB140.6 million (US$22.3 million) in 2011, primarily due to the increase in the amount of bank loans and credit arrangements used to fund vehicle acquisitions, as well as higher interest rates resulting from changes in China's macro lending environment.

        Income tax benefit/(expense).    We recorded an income tax benefit of RMB0.5 million in 2010. We recorded an income tax expense of RMB0.6 million (US$95,000) in 2011, primarily due to the taxable profit from Beijing Beichen which was acquired by us in April 2011.

        Net loss.    As a result of the foregoing, we recorded a net loss of RMB151.4 million (US$24.1 million) in 2011, compared to a net loss of RMB43.3 million in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net revenues

        Our total net revenues increased 164.8% from RMB54.0 million in 2009 to RMB143.0 million in 2010. This increase was primarily due to an increase in our short-term and long-term rental revenues.

        Short-term rentals.    Our revenues from short-term rentals increased 164.0% from RMB41.1 million in 2009 to RMB108.5 million in 2010. This substantial increase was mainly due to the additional capacity we gained from our growing short-term rental fleet size, which increased from 532 vehicles as of December 31, 2009 to 9,795 vehicles as of December 31, 2010. The increase was partially offset by decrease in our RevPAC from RMB213 in 2009 to RMB125 in 2010. The decrease in RevPAC during the period was mainly attributable to the decrease in average daily rental rate and, to a lesser extent, fleet utilization rate. We experienced a considerable decrease in the average daily rental rate from RMB327 in 2009 to RMB204 in 2010 primarily due to pricing strategies, including discounts available to our customers that we strategically initiated to acquire new customers and increase customer loyalty at the early development stage of China's car rental industry. Our utilization rate decreased from 65.3% in 2009 to 61.2% in 2010 primarily as a result of the strategic expansion of our fleet in anticipation of strong market demand and our efforts to provide more rental vehicle options to our customers. In 2010, our revenues from short-term rentals accounted for 75.8% of our net revenues, compared to 76.2% in 2009.

        Long-term rentals.    Our revenues from long-term rentals increased 159.1% from RMB12.7 million in 2009 to RMB32.9 million in 2010, primarily as a result of a significant increase in our long-term rental fleet size, which increased from 160 vehicles as of December 31, 2009 to 407 vehicles as of December 31, 2010. In 2010, our revenues from long-term rentals accounted for 23.0% of our net revenues, representing a small decrease from 23.5% of our net revenues in 2009.

        Direct financing leases.    Our revenues from direct financing leases in 2009 and 2010 consisted solely of revenues from long-term rentals classified as direct financing leases in accordance with U.S. GAAP, which increased from RMB100,000 in 2009 to RMB232,000 in 2010.

        Other revenues.    Our other revenues primarily included parking fees we generate from excess capacity in our parking facilities and referral fees generated by referrals to other car rental companies. Our revenues from all other sources increased by 1,300% from RMB0.1 million in 2009 to RMB1.4 million in 2010. In 2009 and 2010, our revenues from other sources accounted for 0.1% and 1.0% of our net revenues, respectively.

Expenses

        Our expenses increased 226.7% from RMB57.2 million in 2009 to RMB186.9 million in 2010.

        Depreciation of rental vehicles.    Our depreciation of rental vehicles increased by 296.6% from RMB11.9 million in 2009 to RMB47.2 million in 2010 due to the substantial increase in our fleet size.

        Direct operating expenses.    Our direct operating expenses increased 170.9% from RMB22.7 million in 2009 to RMB61.5 million in 2010 as a result of our rapid expansion in fleet size. The increase in our direct operating expenses was primarily due to increases in the following expenses:

  •
  Insurance fees.  Our vehicle insurance fees increased by 534.4% from RMB3.2 million in 2009 to RMB20.3 million in 2010 due to the rapid increase in our fleet size and changes in our insurance companies' assessment of the commercial risk associated with our business.

  •
  Cost of service locations and call centers.  Our costs of service locations increased by 79.3% from RMB14.5 million in 2009 to RMB26.0 million in 2010 due to an increase in the number of our service locations, an increase in our employee headcount at our service locations and call centers, and an increase in parking expenses associated with our increasing number of service locations.

  •
  Fuel expenses.  Our fuel expenses increased by 105.9% from RMB1.7 million in 2009 to RMB3.5 million in 2010 due to an increase in our fleet size.

  •
  Other direct operating expenses.  Our other direct operating expenses increased by 254.5% from RMB3.3 million in 2009 to RMB11.7 million in 2010.

        Selling, marketing and distribution expenses.    Our selling, marketing and distribution expenses increased 628.6% from RMB3.5 million in 2009 to RMB25.5 million in 2010. This increase was primarily due to significant increases in spending on advertising and promotional activities. The increase in the selling, marketing and distribution expenses was also due to an increase in the headcount of our sales personnel as well as an increase in their salaries, benefits and social insurance payments. As a percentage of our net revenues, our selling, marketing and distribution expenses increased from 6.4% in 2009 to 17.8% in 2010.

        General and administrative expenses.    Our general and administrative expenses increased 189.5% from RMB11.4 million in 2009 to RMB33.0 million in 2010, primarily due to an increase in the headcount of our general and administrative personnel as well as an increase in their salaries, benefits and social insurance payments. As a percentage of our net revenues, our general and administrative expenses increased slightly from 21.0% in 2009 to 23.1% in 2010, partly as a result of additional administrative needs generated by our rapid expansion.

        Interest income and other income, net.    Our interest income and other income, net increased from RMB14,000 in 2009 to RMB0.7 million in 2010, primarily due to an increase in our interest-bearing cash deposits.

        Interest expenses.    Our interest expenses increased 164.9% from RMB7.7 million in 2009 to RMB20.4 million in 2010, primarily due to the increase in the amount of bank loans and other credit arrangements used to fund our vehicle acquisitions, as well as higher interest rates resulting from changes in China's macro lending environment.

        Income tax benefit/(expense).    We recorded no income tax expense in 2009 and an insignificant amount of income tax benefit in 2010 due to limited income from certain of our subsidiaries.

        Net loss.    As a result of the foregoing, we recorded a net loss of RMB43.3 million in 2010, compared to a net loss of RMB3.2 million in 2009.

Our Selected Quarterly Results of Operations

        The following table presents our selected unaudited consolidated quarterly results of operations for each of the six quarters in the period from July 1, 2010 to December 31, 2011. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have fluctuated and will continue to fluctuate from period to period. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. For factors that may cause our revenue and operating results to vary or fluctuate, please see "Risk factors—Risks related to our business and industry."

					For the three months ended
(in thousands RMB)	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
			(unaudited)
Consolidated statement of operations data:
Total net revenues	32,969	81,088	117,564	151,658	220,146	286,443
Net revenues from short-term rentals	24,206	62,097	107,446	127,168	180,754	214,252
Net revenues from long-term rentals(1)	8,548	18,383	9,853	24,166	38,674	71,049
Net revenues from direct financing leases(2)	52	120	176	307	687	1,065
Net revenues from others	163	488	89	17	31	77
Expenses
Depreciation of rental vehicles	(13,663)	(25,290)	(39,498)	(56,461)	(72,681)	(95,044)
Direct operating expenses	(16,941)	(31,600)	(45,359)	(62,763)	(86,098)	(97,019)
Selling, marketing and distribution expenses	(6,902)	(15,807)	(13,566)	(24,514)	(39,751)	(18,585)
General and administrative expenses	(8,930)	(17,458)	(18,216)	(24,901)	(34,779)	(58,398)
Interest income and other income, net	237	285	205	415	287	772
Interest expenses	(4,139)	(13,305)	(19,487)	(28,956)	(40,648)	(51,550)

Total expenses	(50,338)	(103,175)	(135,921)	(197,180)	(273,670)	(319,824)
Loss before income tax expense	(17,369)	(22,087)	(18,357)	(45,522)	(53,524)	(33,381)

Income tax benefit/(expense)	182	390	(25)	405	(604)	(414)

Net loss	(17,187)	(21,697)	(18,382)	(45,117)	(54,128)	(33,795)
Selected non-GAAP financial data:
Adjusted EBITDA(3)	426	18,202	44,024	42,772	63,504	125,419

(1)
Exclude revenues generated from long-term rentals that are classified as direct financing lease revenues in accordance with U.S. GAAP.

(2)
Include revenues generated from long-term rentals that are classified as direct financing lease revenues in accordance with U.S. GAAP and revenues generated from leasing, which we began offering to institutional customers in May 2011.

(3)
Adjusted EBITDA is defined as net income before income tax benefit or expense, interest income and other income, net, interest expenses, depreciation, amortization and one-time restructuring costs.

  Our management uses adjusted EBITDA as an operating performance metric for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews. In addition, adjusted EBITDA serves as a supplemental measure with which we can evaluate profitability and make performance trend comparisons between us and our competitors. Furthermore, we believe that adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

  Adjusted EBITDA is also used by our management to evaluate our operating performance exclusive of financing costs and depreciation policies. Furthermore, we believe it provides a comparative metric to our management and investors that is consistent across companies with different capital structures and depreciation policies, enabling them to more accurately compare our performance to that of our peers. In addition, our management uses adjusted EBITDA as a proxy for cash flow available to finance fleet expenditures and the costs of our capital structure on a day-to-day basis so that we can more easily monitor our cash flows when a full statement of cash flows is not available.

  Adjusted EBITDA is not a recognized measurement under U.S. GAAP. When evaluating our operating performance or liquidity, investors should not consider adjusted EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with U.S. GAAP, such as net income, operating income or net cash provided by operating activities. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate adjusted EBITDA differently than we do, it may not be comparable to similarly titled measures reported by other companies.

  Our adjusted EBITDA is calculated as follows for the periods presented:

					Three months ended
(in thousands RMB)	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Net loss	(17,187)	(21,697)	(18,382)	(45,117)	(54,128)	(33,795)
Income tax (benefit)/expense	(182)	(390)	25	(405)	604	414
Interest income and other income, net	(237)	(285)	(205)	(415)	(287)	(772)
Interest expenses	4,139	13,305	19,487	28,956	40,648	51,550
Depreciation	13,766	26,884	42,510	58,817	75,348	98,808
Amortization	127	385	589	936	1,319	3,132
One-time restructuring cost	—	—	—	—	—	6,082
Adjusted EBITDA	426	18,202	44,024	42,772	63,504	125,419

        Our quarterly revenues experienced continued growth during the six quarters in the period from July 1, 2010 to December 31, 2011. The continued growth in our quarterly revenues was primarily attributable to the increased rental capacity from the significant expansion of our rental fleet size and growing customer demand. Our short-term rental quarterly revenues are also affected by the seasonality of our business, which generally shows the highest levels of car rentals for leisure travel during the third and fourth quarters due to summer holidays and the National Day holiday. The decrease in long-term rental revenues from the fourth quarter of 2010 to the first quarter of 2011 was primarily attributable to the expiration of certain contracts for test drive programs with automobile manufacturers.

        Our vehicle depreciation expense and direct operating expenses have increased in line with the increase in our revenues and the expansion of our rental fleet size. Our sales and marketing expenses both in absolute amounts and as a percentage of our net revenues have fluctuated from quarter to quarter due to increased sales and marketing expenditures before our peak seasons in the third and fourth quarters. Our general and administrative expenses have increased in absolute amounts in line with the expansion of our business, but have decreased as a percentage of our net revenues from the third quarter of 2010 to the third quarter of 2011 as we benefited from increasing economies of scale, but increased in the fourth quarter of 2011 as we incurred expenses related to our reorganization and preparation for this offering. Our quarterly revenues and operating results may experience fluctuations in the future due to various factors. See "Risk factors—Risks related to our business and industry."

        The following table presents certain selected operating data of our company as of the dates and for periods indicated.

					For the three months ended
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Fleet size(1)	4,622	10,202	12,387	18,796	22,638	25,845
Average daily rental rate(2) (RMB)	216	179	186	180	205	209
Utilization rate(3)	55.2%	64.0%	61.4%	59.3%	55.9%	53.5%
RevPAC(4) (RMB)	119	115	114	106	115	112

(1)
End period fleet size includes vehicles in operations and excludes vehicles retired and awaiting sale or vehicles in our possession but not yet in operation.

(2)
Average daily rental rate is calculated by dividing net short-term rental revenue in a given period by the fleet transaction days in that period. Fleet transaction days are the total rental days for all vehicles in our short-term fleet in a given period.

(3)
Fleet utilization rate is calculated by dividing the aggregate rental days for our short-term rental fleet during a given period by the aggregate days our short-term rental vehicles are available for rental during the same period. We exclude vehicles that are potentially lost, sold, awaiting sale or salvaged, but include vehicles in repair or maintenance and vehicles being used internally when calculating the aggregate days available for rental. Long-term rentals are also excluded from the fleet utilization rate calculation.

(4)
RevPAC is calculated by multiplying the average daily rental rate in a given period by the fleet utilization rate in that same period.

        We have continually increased our rental fleet size in anticipation of strong market demand from the third quarter of 2010 through the fourth quarter of 2011. Our average daily rental rate decreased from the third quarter of 2010 to the fourth quarter of 2010 as we implemented pricing strategies, including offering discounts, to acquire new customers and enhance customer loyalty at the early development stage of the PRC car rental industry. Our average daily rental rate increased from the fourth quarter of 2010 through the fourth quarter of 2011, primarily attributable to our ability to increase our rental rates due to strong market demand for car rentals and our market leadership and pricing power. Our fleet utilization rate decreased from the fourth quarter of 2010 through the fourth quarter of 2011 as we strategically expanded our fleet size and vehicle selection to satisfy increasing demand for car rentals, enhance customer experience and improve customer loyalty. Our average daily rental rate and fleet utilization rate are also affected by the seasonality of our business.

Liquidity and capital resources

        We require a substantial amount of capital to fund our vehicle acquisition and business expansion. Our operations and growth have primarily been financed by cash received from our customers, borrowings from financial institutions, capital leases and capital injections and borrowings from our shareholders. As of December 31, 2010 and December 31, 2011, we had RMB81.1 million and RMB637.2 million (US$101.2 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and cash in bank.

        As of December 31, 2011, we had an aggregate of RMB217.0 million (US$34.5 million) of outstanding short-term borrowings with a weighted average interest rate of 8.23% per year. As of December 31, 2010 and December 31, 2011, we had RMB219.0 million and RMB825.5 million (US$131.2 million), respectively, of current portions of long-term bank loans and other loans from third party commercial banks and other financial institutions. As of December 31, 2011, we had net current liabilities of RMB1,249.7 million (US$198.6 million) as we incurred a substantial amount of short-term and long-term borrowings to finance the rapid expansion of our rental fleet. Going forward, we plan to reduce our net current liabilities by repaying our borrowings with our cash flow generated from operating activities.

        As of December 31, 2010 and 2011, we had RMB403.5 million and RMB1,285.2 million (US$204.2 million), respectively, of non-current portions of long-term loans and other loans from third-party commercial banks and other financial institutions. All bank loans and other loans are denominated in RMB and bore interest at floating interest rates between 100% and 185% of the benchmark lending rate published by the People's Bank of China. The weighted average interest rates of our long-term bank loans outstanding as of December 31, 2010 and 2011 were 7.58% per annum and 8.68% per annum, respectively. These bank loans and credit facilities with financial institutions had terms of one year to three years and expired at various times throughout the year.

        Legend Holdings has provided guarantees for a significant portion of our borrowings from banks and other financial institutions. The aggregate outstanding amount of borrowings from banks and other financial institutions guaranteed by Legend Holdings amounted to RMB2,281.2 million (US$362.4 million) as of December 31, 2011, RMB368.3 million (US$58.5 million) of which were also secured by certain of our rental vehicles. Out of these borrowings, RMB209.7 million and RMB368.3 million (US$58.5 million) as of December 31, 2010 and 2011, respectively, were also secured by certain of our rental vehicles. Pursuant to these guarantees, Legend Holdings will be responsible for the repayment of our borrowings if we default under our loan agreements or capital lease agreements with the financial institutions. If Legend Holdings ceases to provide guarantees or fails to comply with the terms of these agreements and we cannot obtain guarantees from another guarantor, our lenders may accelerate the payment schedule of our loans or capital lease obligations, and we may not be able to obtain loans or other credit facilities at favorable terms, or at all. See "Risk factors—Risks related to our business and industry—Our business and results of operations may be adversely affected if Legend Holdings fails to comply with the terms of guarantees for our borrowings or ceases to provide similar guarantees in the future."

        Further, from July 2010 to January 2012, Legend Holdings made a series of loans to our PRC operating company CAR Beijing to finance our acquisition of Beijing Beichen as well as our vehicle acquisitions and business operations. As of December 31, 2011, the outstanding principal amount of loans from Legend Holdings amounted to RMB720.0 million (US$114.4 million), bearing interest at floating interest rates between 7.04% and 7.87%. These loans have terms of one to two years. In January 2012, Legend Holdings provided a loan in the principal amount of RMB150.0 million (US$23.8 million) to us to finance our business operations. The loan is repayable in one year and bears interest at an interest rate of 7.22% per annum. During the same period, Legend Holdings, through its subsidiary, provided an additional loan in the principal amount of RMB37.8 million (US$6.0 million) to us. The loan is repayable at the earlier date of two years from the date of borrowing or the date of the closing of this offering. The loan bears interest at an interest rate of 7.22% per annum. As Legend Holdings did not hold a financial service business license and did not extend loans to us through a financial institution, there can be no assurance that PRC government authorities will not declare these loans void. In that event, we may be required to repay the loans to Legend Holdings before their maturity dates. See "Risk factors—Risks related to our business and industry—Loans extended by Legend Holdings may be declared void by PRC authorities, which may adversely affect our financial condition and results of operations."

        Of the total amount of borrowings from banks and other financial institutions, as of December 31, 2010 and 2011, RMB5.5 million and nil, respectively, were secured by our vehicles and guaranteed by Mr. Charles Zhengyao Lu, our chairman and chief executive officer.

        Our bank loans and credit facilities with financial institutions contain certain restrictive covenants, such as maintaining certain asset-liability ratios, vehicle utilization rates and rates of return on fixed assets, limitations on our ability to incur additional indebtedness or create new mortgages or charges, making timely reports, restrictions on the use of proceeds and asset sales, and requirements to provide notice or obtain consent for certain significant corporate events. We have received written confirmation from the relevant banks and other financial institutions that we are not, and have not been, in breach under these credit facilities. Failure to meet any of these covenants in the future may trigger the acceleration of our repayment obligations. In addition, any event of default or acceleration provisions in a credit facility may trigger cross-default or cross-acceleration provisions in other credit facilities. See "Risk factors—Risks related to our business and industry—Restrictive covenants contained in credit facilities may limit our ability to incur additional indebtedness or capital expenditures and restrict our future operations, and failure to comply with these restrictive covenants may adversely affect our liquidity, financial condition and results of operations."

        We have a capital lease arrangement since February 5, 2010 with China Minsheng Financial Leasing. As of December 31, 2010 and 2011, we had RMB10.1 million and RMB3.3 million (US$520,000), respectively, of current portions of capital lease obligations and RMB1.2 million and nil, respectively, of non-current portions of capital lease obligations. In 2010 and 2011, our capital lease arrangements with financial institutions were guaranteed by Mr. Lu and secured by the prepaid land lease and a building of Lianhui Langfang. Our capital lease obligations had a weighted average interest rate of 7.61% for 2010 and 8.65% for 2011.

        We are a holding company and conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. The undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

        Under PRC law, each of our PRC subsidiaries must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments must also set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual audits of the subsidiaries.

        Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. In particular, Lianhui Langfang must obtain the approval from or register with the relevant government authorities if it plans to convert cash denominated in Renminbi into U.S. dollars and remit it to our subsidiaries outside of China. See "Risk factors—Risks related to doing business in the People's Republic of China—Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment."

        We believe our current cash, cash to be received from our customers, borrowings from financial institutions, capital leases and capital injections and borrowings from our shareholders will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

        The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended December 31
(in thousands)	2009	2010	2011	2011
Net cash generated from /(used in) operating activities	RMB16,854	RMB(22,423)	RMB289,164	US$45,944
Net cash used in investing activities	(12,760)	(952,864)	(1,965,211)	(312,241)
Net cash (used in) /generated from financing activities	(805)	1,051,725	2,232,230	354,666
Net increase in cash and cash equivalents	3,289	76,438	556,183	88,369
Cash and cash equivalents at the beginning of year	1,335	4,624	81,062	12,879
Cash and cash equivalents at the end of year	4,624	81,062	637,245	101,248

Operating activities

        Net cash provided by operating activities amounted to RMB289.2 million (US$45.9 million) in 2011, primarily attributable to a net loss of RMB151.4 million (US$24.1 million), adjusted for certain non-cash expenses, including depreciation of rental vehicles and other property, plant and equipment of RMB275.5 million (US$43.8 million), and for changes in certain working capital accounts that positively affected operating cash flow, including increases in accrued expenses and other payables of RMB123.9 million (US$19.7 million) due to an increase in our advertising expenses payable, increases in prepayments from customers of RMB63.7 million (US$10.1 million) primarily due to an increase in advances paid by our long-term rental related customers, and amounts due to a shareholder of RMB34.0 million (US$5.4 million). The cash inflow was partially offset by increases in prepayments of RMB31.7 million (US$5.0 million) primarily due to prepayment of insurance fees and accounts receivable of RMB21.5 million (US$3.4 million) in line with the growth of our business.

        Net cash used in operating activities amounted to RMB22.4 million in 2010, primarily attributable to a net loss of RMB43.3 million, adjusted for certain non-cash expenses, including depreciation of rental vehicles and other property, plant and equipment of RMB49.9 million, and for changes in certain working capital accounts that positively affected operating cash flow, including increases in accrued expenses and other payables of RMB16.8 million and prepayments from customers of RMB15.0 million, primarily due to an increase in advances paid by our long-term rental customers. The cash inflow was partially offset by increases in prepayments of RMB57.7 million primarily due to an increase in prepayment of insurance fees and accounts receivable of RMB6.7 million in line with the growth of our business.

        Net cash provided by operating activities amounted to RMB16.9 million in 2009, primarily attributable to a net loss of RMB3.2 million, adjusted for certain non-cash expenses, mainly depreciation of rental vehicles and other property, plant and equipment of RMB12.7 million, and for changes in certain working capital accounts that positively affected operating cash flow, such as the waiver of unpaid interest by shareholders of RMB5.3 million.

Investing activities

        Our cash used in investing activities is primarily related to purchases of rental vehicles.

        Net cash used in investing activities amounted to RMB1,965.2 million (US$312.2 million) in 2011, primarily attributable to purchases of rental vehicles of RMB1,937.6 million (US$307.9 million), our acquisition of Beijing Beichen for RMB51.5 million (US$8.2 million) and purchases of other property, plant and equipment of RMB44.2 million (US$7.0 million), partially offset by proceeds from disposal of rental vehicles of RMB78.6 million (US$12.5 million).

        Net cash used in investing activities amounted to RMB952.9 million in 2010, primarily attributable to purchases of rental vehicles of RMB873.8 million, borrowings to related parties of RMB43.3 million, our acquisition of Shanghai Huadong in August 2010 for RMB22.6 million and purchase of property, plant and equipment for RMB17.4 million.

        Net cash used in investing activities amounted to RMB12.8 million in 2009, primarily attributable to borrowings to a related party of RMB11.9 million and purchases of rental vehicles of RMB1.7 million, partially offset by proceeds from disposal of rental vehicles of RMB1.5 million.

Financing activities

        Our financing activities consist primarily of long-term and short-term bank borrowings, as well as proceeds from our shareholders, including paid-in capital.

        Net cash provided by financing activities amounted to RMB2,232.2 million (US$354.7 million) in 2011, primarily attributable to RMB1,566.1 million (US$248.8 million) in proceeds from long-term borrowings, RMB460.0 million (US$73.1 million) in proceeds from shareholder loans, proceeds from sale and leaseback obligations of RMB271.8 million (US$43.2 million) and proceeds from short-term borrowings of RMB217.0 million (US$34.5 million). This was partially offset by repayment of RMB244.1 million (US$38.8 million) of long-term borrowings, repayment of principal portion of capital lease obligations of RMB146.5 million (US$23.3 million) and repayment of RMB100.0 million (US$15.9 million) to a shareholder in 2011.

        Net cash provided by financing activities amounted to RMB1,051.7 million in 2010, primarily attributable to RMB451.5 million in proceeds from long-term borrowings, RMB368.0 million in proceeds from shareholder loans and RMB161.0 million in capital injection from shareholders. This was partially offset by repayment of RMB89.1 million to a shareholder and related parties in 2010.

        Net cash used by financing activities amounted to RMB0.8 million in 2009, primarily attributable to repayments of the principal portion of capital lease obligations of RMB21.0 million and repayments of shareholder loans of RMB3.4 million, partially offset by proceeds from sale and leaseback transactions of RMB15.0 million and proceeds from shareholder loans of RMB7.8 million.

Capital expenditures

        Our capital expenditures have been incurred primarily in connection with vehicle acquisitions, purchase of other property, plant and equipment and intangible assets. Our capital expenditures totaled RMB2.3 million, RMB893.8 million and RMB1,986.8 million (US$315.7 million) in 2009, 2010 and 2011, respectively. We expect our capital expenditures in 2012 to be approximately RMB2.0 billion (US$317.8 million), the substantial majority of which will relate to the planned expansion of our fleet. We intend to fund our capital expenditures with existing cash balances, cash generated from our operating activities, credit facilities, capital leases and the anticipated proceeds from this offering.

Contractual obligations

        The following table sets forth our contractual obligations, including interest portion, as of December 31, 2011:

	Payment due by period
(in thousands)	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
Borrowings	RMB2,327,677	RMB1,042,497	1,271,704	RMB13,476	—
Operating lease obligations	98,021	30,709	31,507	17,432	18,373
Capital lease obligations	3,273	3,273	—	—	—
Purchase obligations	107,499	107,499	—	—	—
Due to shareholders	761,933	761,933	—	—	—
Total	3,298,403	1,945,911	1,303,211	30,908	18,373

Off-balance sheet arrangements

        We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the NBSC, the change of consumer price index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. If inflation continues to rise, we may experience increases in the wages of our employees.

Quantitative and qualitative disclosure about market risk

Foreign exchange risk

        Our financial statements are expressed in Renminbi, and all of our revenues and most of our expenses are denominated in Renminbi. Currently, our exposure to foreign exchange risk primarily relates to our limited cash and cash equivalents denominated in currencies other than Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposure to foreign currencies or any other derivative financial instruments. However, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi, because the primary value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. See "Risk factors—Risks related to doing business in the People's Republic of China—Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment."

        To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs. Assuming we were to convert the net proceeds received in this offering into RMB, a 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of RMB we receive by RMB7.0 million.

Interest rate risk

        Our exposure to interest rate risk primarily relates to the variable interest rates for our outstanding debt including borrowings, capital lease obligations and loans from Legend Holdings and, following this offering, any interest income generated by excess cash. As of December 31, 2011, our total outstanding debt amounted to RMB3,092.9 million (US$491.4 million) with interest rates ranging from 5.85% to 12.8%. Assuming the principal of the outstanding loans remains the same as of December 31, 2011, a 1% increase in each applicable interest rate would add RMB31.1 million (US$4.9 million) to our interest expenses over the next 12 months.

        We have not been exposed to material risks due to changes in market interest rates. However, our future interest expenses may increase and interest income may fall due to changes in market interest rates.

Recently issued accounting standards

        In December 2010, the Financial Accounting Standards Board, or FASB, issued ASU 2010-29 (ASU 2010-29), Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations. ASU 2010-29 responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. ASU 2010-29 clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15 2010. Early adoption is permitted. We do not expect that the adoption of ASU 2010-29 will have a material impact to our consolidated financial statements.

        In May 2011, the FASB issued ASU 2011-04 (ASU 2011-04), Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-04 will have a material impact to our consolidated financial statements.

        In June 2011, the FASB issued ASU 2011-05 (ASU 2011-05), Comprehensive Income (Topic 220), Presentation of Comprehensive Income. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In December 2011, the FASB issued ASU 2011- 12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income ("AOCI") in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. We do not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact to our consolidated financial statements.

        In September 2011, the FASB issued ASU 2011-08 (ASU 2011-08), Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. We do not expect that the adoption of ASU 2011-08 will have a material impact to our consolidated financial statements.

INDUSTRY

Overview of China's car rental industry

        China's car rental industry is at an early stage of development and has experienced substantial growth in recent years. Compared to more mature car rental markets such as the United States, Canada, Japan and France, China's car rental market is underpenetrated and highly fragmented.

        Market size.    According to Roland Berger, total revenues in the PRC car rental industry grew from approximately RMB5 billion in 2005 to approximately RMB17 billion (US$2.5 billion) in 2010, representing a CAGR of 27%, and are expected to further increase to approximately RMB39 billion (US$6.1 billion) in 2015, representing a CAGR of 18% from 2010 to 2015. By comparison, as of December 31, 2010, the total revenues in the U.S. car rental industry were approximately US$21 billion, according to Roland Berger.

        Penetration rate.    As car rental is a relatively new concept in China, the car rental penetration rate, which is the number of rental vehicles as a percentage of the total number of registered passenger vehicles, is still low in China and has considerable room for growth, according to Roland Berger. In 2010 the car rental penetration rate in China was 0.4%, compared to 1.3% in the United States, 0.8% in Canada, 2.2% in Japan, and 0.7% in France, according to Roland Berger.

        Market fragmentation.    As of December 31, 2010, there were over 10,000 car rental companies in China with an average fleet size of no more than 50 vehicles, according to Roland Berger. The aggregate market share of the top five car rental companies in China was approximately 9% as of December 31, 2010, and was expected to increase to 11% by December 31, 2011. In contrast, the aggregate market share of the top five car rental companies in the United States was 95% in 2010, according to Roland Berger.

        Rental use.    A majority of car rentals in China is for business use, while leisure use and replacement rentals constitute a smaller yet growing percentage of the total market, according to Roland Berger. In 2010, business use rentals, leisure use rentals and insurance replacement rentals constituted 80%, 18% and 2% of China's car rental market, respectively, according to Roland Berger. In contrast, leisure use rentals and replacement rentals account for a larger percentage of the total market in more mature car rental markets such as the United States, Canada and France, according to Roland Berger. The following chart shows a comparison of car rental markets by rental use in each of the countries presented for 2010.

in US$ millions

Source: Roland Berger

Factors driving the growth of China's car rental market

        The following factors have driven, and are expected to continue to drive, the growth of China's car rental market:

  •
  Rapid growth of China's economy.  China has one of the largest and fastest growing economies in the world. According to the NBSC, China's GDP increased at a CAGR of 16.9% from RMB21.6 trillion in 2006 to RMB40.3 trillion (US$6.3 trillion) in 2010. GDP per capita in China increased at a CAGR of 16.1% from RMB16,500 to RMB29,992 (US$4,765) over the same period.

  •
  Urbanization and increasing disposable income.  China has experienced rapid urbanization along with its economic development in recent decades. According to the NBSC, approximately 50.0% of China's approximately 1.34 billion population lived in urban areas as of December 31, 2010. Meanwhile, disposable income has risen significantly for Chinese consumers. Per capita disposable income of urban households increased at a CAGR of 12.9% from RMB11,759 in 2006 to RMB19,109 (US$2,996) in 2010, according to NBSC. Car rental services are becoming more affordable among China's growing and increasingly affluent urban population who desire more convenient and individualized means of transportation.

  •
  Improvement in road infrastructure.  China's infrastructure construction has progressed significantly in recent years. The total length of roadways in China increased from 3.5 million kilometers in 2006 to 4.0 million kilometers in 2010, according to the NBSC. The total length of expressways in China has also grown substantially from approximately 45,300 kilometers at the end of 2006 to approximately 74,100 kilometers by the end of 2010, ranking second in the world, according to the NBSC. The significant improvement in China's roadway infrastructure enables more convenient car travel for both leisure or business, which contributes to the development of China's car rental industry.

  •
  Considerable burden of car ownership.  Although per capita disposable income is rapidly increasing, the cost of car ownership, which includes the cost of the car, parking, fuel, insurance, repairs and maintenance, and taxes and fees, remains high for many people in China. In addition, several Chinese cities, including Beijing and Shanghai, have issued local regulations to limit the issuance of new vehicle registration permits and/or impose road-use restrictions based on license plate number or time of the day. These restrictive policies, together with road capacity constraints in many Chinese cities, increase the burden and reduce the value of car ownership. As a result, many Chinese individuals and entities who would like the convenience of car travel do not own cars, which generates a strong demand for car rental services.

  •
  Favorable policy environment.  The MOT released a circular in April 2011 setting forth guidelines to improve the regulatory environment for China's car rental industry. This circular stresses the importance of the car rental industry to the national economy and asks local authorities to provide better guidance and service to facilitate the growth of China's car rental industry. In particular, the MOT highlights its support for large car rental companies and requires local authorities to provide simplified registration process and better service for large car rental companies seeking to build a national network.

Factors driving the growth of segments of China's car rental market

        China's car rental market is divided into two segments: short-term rentals, or rentals of 30 days or less, and long-term rentals, or rentals of over 30 days. For each segment, some car rental companies in China have offered both self-drive services and chauffeured services. In the past few years, more than 20 provinces and cities promulgated local regulations that prohibit car rental companies from providing chauffeured services to rental customers. The April 2011 MOT circular reiterates the prohibition on the national level, stating that the prescribed business scope of Chinese car rental companies prohibits them from providing chauffeured services to rental customers.

Short-term rentals

        In addition to the factors driving the overall growth of China's car rental industry, the following factors are expected to drive the growth of the short-term rental market in China:

  •
  Sustained disparity between numbers of licensed drivers and car owners.  The number of licensed drivers in China as a percentage of the total population was approximately 12% as of December 31, 2010, compared to 69% in the United States as of the same date, according to Roland Berger. As China's economy continues to grow, the number of licensed drivers is expected to increase, and a large and growing number of those drivers do not own cars due to the significant burden of and other limiting factors on car ownership, according to the same source. China had approximately 151.3 million licensed drivers and 61.2 million passenger vehicles as of December 31, 2010, according to the NBSC. In comparison, the United States had 209.6 million licensed drivers and 254.2 million passenger vehicles in 2009, according to the United States Department of Transportation. This disparity between the numbers of licensed drivers and car owners in China is expected to increase in the near future, according to Roland Berger, which represents a strong and sustained demand for car rental services in China.

  •
  Increased local travel.  Chinese consumers engage in an increasing amount of local travel for business and leisure purposes, such as short business trips, weekend excursions and family visits. Public transportation systems in Chinese cities have limited coverage and are often overcrowded. Chinese consumers increasingly use cars for their local travel needs, according to Roland Berger, which we believe indicates a growing demand for short-term rentals.

  •
  Growth of the domestic travel industry.  China's tourism industry has grown rapidly in recent years as Chinese consumers spend more of their disposable income on travel. In addition, as China's economy grows, the number of domestic business travelers increases. Travel spending in China increased from RMB623 billion in 2006 to RMB1,258 billion (US$200 billion) in 2010, representing a CAGR of 19.2%, according to the NBSC.

  •
  Development of the replacement rental market.  Insurance companies and automobile dealers in China have recently started providing replacement rental services to customers whose vehicles are under repair or maintenance. Insurance replacement rentals accounted for 2% of China's overall car rental market in 2010, according to Roland Berger. In contrast, the insurance replacement rental market accounted for approximately 9% of the total car rental market in both the United States and France in 2010, according to Roland Berger. As insurance companies and automobile manufacturers in China compete for customers by offering additional services such as replacement rentals, demand for replacement rental services is expected to increase and drive growth for the short-term rental market, according to Roland Berger.

  •
  Social and technological advances.  A number of social and technological advances have facilitated the growth of China's short-term rental market. Improvements in personal identification verification and credit check systems have reduced the risk of vehicle theft for car rental companies. Furthermore, the availability of GPS navigation systems has made it easier for customers to navigate in unfamiliar cities, which has particularly benefited short-term self-drive rentals.

Long-term rentals

        The growth of the long-term rental market in China is primarily driven by demand for car uses by institutional customers that prefer not to incur large capital expenditures or dedicate significant resources to fleet management, according to Roland Berger. Long-term rentals serve as an attractive alternative to fleet ownership while providing institutional customers with certain tax benefits.

        In addition, policy reforms limiting car ownership by government agencies are expected to contribute to the growth of the long-term rental market. There are more than 2 million government-owned cars in China, according to Roland Berger. The Chinese government has recently implemented a series of policy reforms to limit the number and models of cars that may be purchased by government agencies and encourage government agencies to meet their needs for car use by resorting to commercial vehicles. These reforms have reduced and are expected to further reduce the number of government-owned cars in China. For example, the new car purchase volume of government agencies in Guangdong province decreased by 50% in the first half of 2011 compared to the same period in 2010, according to Roland Berger. As a result of these reforms, government agencies are expected to resort to car rentals as one of the primary means of meeting their car use needs, which creates a strong demand for long-term rentals, according to Roland Berger.

Competitive landscape of China's car rental industry

        Car rental companies in China include privately-owned domestic car rental companies, such as us, eHi, and Topone, the local branches of international car rental companies such as Avis and Hertz, and affiliates of state-owned automobile manufacturers in China such as Shouqi and Dazhong. Competition is based on, among other things, price, network coverage, fleet size, brand recognition, variety and condition of the vehicles, variety of products and quality of customer service.

        China's car rental market is highly fragmented. There were over 10,000 car rental companies in China as of December 31, 2010, according to Roland Berger. As of December 31, 2011, the top five rental service providers in terms of revenue were us, Avis, eHi, Dazhong and Shouqi, which in aggregate accounted for 9% in 2010 and are expected to account for 11% in 2011 of China's total car rental revenues, according to Roland Berger. The fragmentation in China's car rental market is in contrast to significantly higher levels of market concentration in more developed markets such as the United States, where the top five car rental companies in aggregate accounted for 95% of the market in 2010, according to Roland Berger. As China's car rental industry develops and matures, its market concentration level is expected to increase over time, according to Roland Berger.

        As measured by fleet size as of December 31, 2011, the top ten car rental companies in China were as follows:

Source: Roland Berger

China's used car market

        The volume of used car sales in China increased at a CAGR of 30% from 0.5 million vehicles in 2004 to 1.7 million vehicles in 2009, which represented 20% of the volume of new car sales in 2009 in China, according to Roland Berger. This percentage is significantly lower than that of more developed used car sale markets such as the United States, where the volume of used car sales was 350% of the volume of new car sales in 2009, according to Roland Berger. Most used cars are sold directly to dealers or through brokers, and no established national distribution network of used car dealers currently exists in China.

        As China's automobile market continues to develop and mature, the used car market is expected to expand significantly and the ratio between the volumes of used and new car sales is expected to move toward that of more mature markets. The volume of used car sales in China is expected to grow at a CAGR of 26% from 2.6 million vehicles in 2010 to 8.1 million vehicles in 2015, far exceeding the estimated CAGR of 10% for new car sales for the same period, and is expected to reach approximately 45% of the volume of new car sales by 2015, according to Roland Berger.

BUSINESS

Overview

        We are the largest car rental company in China, commanding a leading position in the industry as measured by fleet size, network coverage and number of customers, according to Roland Berger. We also command the largest market share in terms of revenue in China's car rental market, according to Roland Berger.

        We believe we are the first and only car rental company with a rental fleet of more than 10,000 vehicles in China's nascent but fast-growing car rental industry. Our fleet, comprising 25,845 vehicles covering most of the popular models in China, was as large as the aggregate fleet size of the next eight largest car rental companies and over three times that of the second largest car rental company in China as of December 31, 2011, according to Roland Berger.

        We are dedicated to providing customers with enjoyable, affordable and reliable car rental services. Our network of 520 service locations covers 66 cities in all provinces and provincial-level municipalities of China. We strive to provide superior car rental services to our customers with 24/7 service at 52 major airports in China and in every city where we operate. Our products include short-term rentals, long-term rentals and leasing. As of December 31, 2011, we had a customer base of over 450,000. Over 920,000 members registered with us through our loyalty program for short-term rentals as of December 31, 2011, of whom approximately 48.5% had rented cars from us.

        Our brand " ," or "China Auto Rental," has become the most recognized car rental brand in China, according to a consumer survey conducted by Roland Berger in 2011. According to Baidu Index and Google Trends, two major keyword search popularity indices, our brand had the highest search volume among car rental companies in China and our total search volume on Baidu and Google was over four times and twice, respectively, that of our closest competing brand in China in 2011. Leveraging our strong brand, we employ a direct sales strategy and market through targeted Internet and traditional advertising. We believe our direct sales approach lowers our customer acquisition costs by bypassing third-party intermediaries and enhances service quality and customer retention by providing us with in-depth understanding of customer needs.

        We have established a highly reliable and scalable IT platform, which fully integrates all aspects of our operations including transaction processing, customer management, fleet management and payment processing. Our IT platform allows us to collect, monitor and analyze vast amounts of customer, fleet and financial data on a real-time basis, which enables us to improve our operational efficiency and service quality. Our IT platform effectively supported our operations as our fleet expanded from 692 vehicles as of December 31, 2009 to 25,845 vehicles as of December 31, 2011, and we believe our IT platform is highly scalable for our future business expansion.

        We have experienced substantial growth over the past three years. Our revenues increased from RMB54.0 million in 2009 to RMB143.0 million in 2010 and RMB775.8 million (US$123.3 million) in 2011. We incurred net losses of RMB3.2 million, RMB43.3 million and RMB151.4 million (US$24.1 million) in 2009, 2010 and 2011. Our adjusted EBITDA for 2009, 2010 and 2011 was RMB17.3 million, RMB26.3 million and RMB275.7 million (US$43.8 million), respectively. For a reconciliation of our adjusted EBITDA to our net loss, see footnote 2 on pages 9 and 10 of this prospectus.

Competitive strengths

        We believe the following strengths have contributed to our success and differentiated us from our competitors.

Leading position in China's nascent but fast-growing car rental market

        We are the largest car rental company in China in terms of fleet size, network coverage, number of customers and revenues, according to Roland Berger. As of December 31, 2011, we operated a rental fleet of 25,845 vehicles, which was as large as the aggregate fleet size of the next eight largest car rental companies and was over three times that of the second largest car rental company in China, according to Roland Berger. As of December 31, 2011, we were also the largest China car rental business in terms of revenue, commanding a leading market share of 4.2% in a rapidly growing yet highly fragmented market with over 10,000 car rental companies, according to Roland Berger. As of December 31, 2011, we had a customer base of 446,559 individual customers and 3,475 institutional customers across China.

        As the market leader, we benefit from our economies of scale in many ways:

  •
  Procurement costs.  With the largest car rental fleet and a continued need to replenish and expand our fleet, we are able to leverage our purchasing power to obtain favorable prices from various business partners, including automobile manufacturers for substantially all of our vehicle acquisitions, vehicle repair and maintenance service providers and insurance companies.

  •
  Operating costs.  Our large fleet, nationwide geographic coverage and broad customer base enable us to achieve significant operational efficiency by lowering our average fixed costs and expenses such as marketing and overhead expenses.

  •
  Capital efficiency.  Our large scale of operation enables us to finance our growth with an efficient and balanced capital structure encompassing both equity and debt financings, thereby providing us with increased funding flexibility and cost efficiency.

        We believe our scale and market leading position reinforce each other. We attain greater economies of scale as our business expands, which tends to result in cost efficiency in procurement, operations and capital. We will leverage these cost efficiencies to continue providing competitive prices to our customers to retain and grow our customer base. A larger customer base in turn helps us achieve higher revenues and an even greater scale.

        China's car rental market is at an early stage of development. It is expected to grow at a CAGR of 18% from a market size of RMB17 billion (US$2.5 billion) in 2010 to RMB39 billion (US$6.1 billion) by the end of 2015 and become increasingly consolidated, according to Roland Berger. As the incumbent market leader in this rapidly growing and steadily consolidating market, we believe we benefit from significant early mover advantages that will allow us to capitalize on growth opportunities and maintain our market leadership position.

Quality services and leading brand

        Our large scale, substantial cost advantages and strong focus on customer experience enable us to provide quality services aimed at delivering convenience, flexibility and value to our customers. The following characteristics of our services have made us a preferred rental car provider for both individual and institutional customers in China:

  •
  Extensive network coverage.  Customers can pick up and drop off a car at any of our 520 service locations at or near airports, train stations and other transportation hubs, business districts, residential communities and tourist destinations in 66 of the most developed and populous cities in China.

  •
  Diverse products and services.  We provide comprehensive and flexible rental services to meet our customers' diverse needs. Our products include short-term rentals, long-term rentals and leasing. We also offer additional value-added services, including GPS navigation systems, child safety seats, 24/7 roadside assistance, vehicle delivery and one-way rentals.

  •
  Excellent vehicle condition and selection.  We believe we have the youngest rental fleet in China. As of December 31, 2011, over 80% of our fleet was less than 18 months old. We perform periodic maintenance on all of our vehicles to ensure safety and reliability. Our large fleet includes sedans, sport utility vehicles, and multi-purpose vehicles of 75 popular models in China to satisfy the diverse needs of our customers.

  •
  Quality customer service.  We offer 24/7 services at all of our airport service locations and in every city where we operate. Our call centers operate 24/7 to take reservations, answer customer inquiries, address complaints and provide membership services. We also offer 24/7 roadside assistance.

        Our dedication to offering the best rental experience is rewarded with a large and rapidly growing customer base. Our customer base has increased from 36,439 as of December 31, 2009 to 118,158 as of December 31, 2010 and reached 450,034 as of December 31, 2011. We believe our consistently high-quality services further help us enhance customer loyalty and encourage repeat rentals.

        Our brand is the most searched car rental brand in China. According to Baidu Index and Google Trends, two major keyword search popularity indices, our brand had the highest search volume among car rental companies in China, and our total search volume on Baidu and Google was over four times and twice, respectively, that of our closest competing brand in China in 2011. According to additional data available on Baidu Index, we also had the highest search volume in every province in China as of December 31, 2011. Our brand was also the most liked car rental brand among Chinese customers, according to a customer survey conducted by Roland Berger in 2011.

        We have won numerous awards which underscore our strong brand and reputation, including the Best Practice Golden Award granted by Harvard Business Review in 2011, the 2011 Best Car Rental Company in China granted by the National Geographic Traveler magazine, and the 2011 Best Service Award jointly granted by the Brand China Industry Union and the China Chamber of International Commerce. We were also included in Forbes Magazine's 2009 China High-Potential Enterprises List and served as one of the official VIP car service providers for the 2008 Beijing Summer Olympics.

Strong business partnerships

        We have leveraged our large scale, broad customer base and highly recognized brand to establish mutually beneficial partnerships with relevant industry players including automobile manufacturers, banks and other lending institutions, and insurance companies.

        We have partnered with major automobile manufacturers in China, including General Motors, Hyundai and Citroen. With a continued need to replenish and expand the largest rental fleet in China, we are an attractive partner to automobile manufacturers. Exposure to a large number of consumers through us also gives automobile manufacturers an efficient sales and marketing channel. Our partnerships with automobile manufacturers allow us to obtain favorable purchasing terms for substantially all of our vehicle acquisitions. In addition, our partnerships with automobile manufacturers have generated new opportunities to increase our revenues, such as extended test drive programs, in which automobile manufacturers rent vehicles from us to allow potential car buyers to test drive the desired models for several days, and replacement rental services, in which dealerships provide replacement rental vehicles through us while their customers' own vehicles are under repair or maintenance.

        We work closely with various banks and other lending institutions, including major domestic commercial banks such as Bank of China and Bank of Communications, trust companies such as Suzhou Trust and Kunlun Trust, and capital lease companies such as Minsheng Financial Leasing to gain access to diverse credit sources. Additionally, our leading brand and large customer base have made us an attractive partner for banks to cross-sell products. For example, China Merchant Bank offered membership in our customer loyalty program as a value-added service to their credit cardholders. Our strong relationships with a diverse group of lending institutions provides us with substantial credit support that contributes to our efficient and balanced capital structure. In addition, the banks and their large customer bases represent an appealing group of potential customers to us.

        We have established close relationships with major Chinese insurance companies such as PICC and Ping An Insurance. The large number of automobile insurance policies that we purchase makes us a valuable customer to insurance companies. We typically are able to leverage our purchasing power to obtain favorable terms for our insurance policies. As China's insurance companies begin to provide replacement rental vehicles to remain competitive, our extensive network and high-quality services fulfill the needs of insurance companies to offer reliable and convenient replacement rental services to their policyholders. We are one of the primary providers of replacement rental services to PICC and Ping An Insurance. We intend to enhance our cooperation with PICC and Ping An Insurance while actively seeking opportunities to partner with other insurance companies to further explore the insurance replacement rental market and grow our short-term rental revenue.

Diversified business mix

        We believe our diversified business mix in terms of products, services and customer base enables us to achieve both operational efficiency and revenue growth.

        We accommodate our customers' business and leisure needs for car rentals with a wide range of products, services, vehicles and service locations. Our comprehensive menu of products and services offers our standard products of short-term rentals, long-term rentals and leasing, as well as many other value-added services. Our fleet is the largest in China's car rental industry, comprising 25,845 vehicles of 75 popular models and covering most vehicle classes and body types available in China. Our geographically diverse national network covers 66 cities in all of the provinces and provincial-level municipalities of China.

        We have developed a diverse customer base. Our individual customer base reaches all of the major cities in China. Our institutional customer base encompasses government agencies and corporations ranging from small start-ups to Fortune 500 multinationals from a wide variety of industries. As of December 31, 2011, we had a customer base of 446,559 individual customers and 3,475 institutional customers. Our customer base has increased from 36,439 as of December 31, 2009 to 118,158 as of December 31, 2010 and reached 450,034 as of December 31, 2011. As of December 31, 2011, over 920,000 members registered with us through our loyalty program for short-term rentals, of whom approximately 48.5% had rented cars from us.

        As a result of our diversified business mix, we benefit from complementary demand patterns. For example, for short-term rentals, leisure travelers, mostly individuals, generate more transactions on the weekends while business travelers generate more transactions during the week. Such complementary demand patterns improve the utilization rate of our short-term fleet and contribute to our overall margin. Additionally, our diversified business mix provides us with balanced sources of revenues. In 2011, no single customer generated more than 5% of our total revenues. Further, our diversified business mix enables us to explore cross-selling opportunities across our individual and institutional customer bases.

Highly reliable and scalable IT platform

        We have constructed our integrated IT platform as an effective, reliable and scalable infrastructure that is capable of supporting our large-scale operations and fast expansion. The key functions of our IT platform cover all aspects of our operations which include, among others, transaction processing, customer management, fleet management, dynamic pricing and call centers.

        Our IT platform enables us to provide our customers a straightforward and expedient rental process. Customers can easily make or change a reservation, make a rental payment and manage their membership accounts on our website, through our iOS and Android mobile applications, or through our call centers at any time of the day.

        Our IT platform also enables us to effectively manage our business in a fully-integrated operating environment. We rely on our IT platform to securely and expediently process our vast amount of transactions. Our IT systems record and analyze customer information from different perspectives to help us plan marketing initiatives and improve our services. Our IT systems also track each vehicle's holding period, location, mileage and utilization rate to help us effectively manage our large fleet. Our payment processing is highly automated and securely integrated with our IT platform, which reduces our collection risk and improves our operational efficiency. In addition, our IT platform enabled us to implement dynamic pricing based primarily on rental term, location, vehicle availability, timing of booking, our competitiveness and target profits.

        We strive to ensure the reliability and security of our IT platform. We maintain back-up units for our key operational equipment to ensure that a hardware failure anywhere will not disrupt our normal operations. Our two call centers are connected to function as one virtual unit and serve as each other's back-up for disaster recovery. We are therefore able to provide customers with quality 24/7 services without interruption. Our scalable IT platform effectively supported our operations as our fleet expanded from 692 as of December 31, 2009 to 25,845 vehicles as of December 31, 2011. We are able to scale up our IT platform to accommodate significant expansion of our business.

        Our integrated IT platform empowers us to operate efficiently and deliver high-quality services to our customers, which we believe are core components of our competitiveness. We also believe that the extensive operational expertise we have accumulated in the design and operation of our IT platform creates a strong competitive advantage for us.

Experienced management team

        We believe that excelling in the car rental business in China requires both in-depth industry expertise and extensive local knowledge and resources. Over the years, our management team has accumulated extensive knowledge of China's car rental industry and related automobile services sectors. Mr. Charles Zhengyao Lu, our founder, chairman and chief executive officer, has 17 years of entrepreneurial experience. Under Mr. Lu's leadership, a majority of the key members of our management team have worked together for over 8 years in the automobile and consumer services-related sectors, including at Beijing Huaxia United Automobile Association Co. Ltd., or UAA Beijing, a leading automobile club in China. Our management team's extensive experience in automobile and consumer services-related sectors has greatly contributed to our institutional knowledge in areas such as marketing, fleet management and customer management.

Strategies

        Our goal is to solidify and strengthen our leadership position in China's car rental market. To achieve this goal, we intend to:

Enhance market leadership position

        We intend to further build on our market leadership position and increase our market share in China's rapidly growing and steadily consolidating car rental industry. We plan to further expand our fleet, optimize our fleet composition and diversify our business mix. We will continue to leverage our strong purchasing power to secure favorable terms from automobile manufacturers for substantially all of our vehicle acquisitions and offer competitive prices to customers. We intend to broaden and deepen our network coverage by strategically adding new service locations to further penetrate cities within our existing network, as well as selectively entering into lower tier cities that we believe to have high growth potential. We also intend to pursue additional strategic partnerships and acquisitions to achieve synergetic growth. Through these strategies, we intend to enhance our market leadership position.

Further expand customer base and improve customer loyalty

        We plan to expand our customer base through direct sales and targeted marketing. We have established a strong brand in China's nascent but fast-growing car rental market, which enables us to employ direct sales and targeted marketing as a highly effective way to acquire new customers and build long-term customer loyalty. We intend to continue marketing directly to the general public through Internet and traditional advertisings. We also intend to promote our corporate programs, in which employees of a corporation join as a group to qualify for better car rental rates. In addition, we seek to work with more automobile manufacturers and insurance companies on replacement rental and extended test drive services. As we continue to provide consistently high-quality products and services, we also believe that we will be able to attract new customers through recommendations by our existing customers.

        We intend to strengthen customer loyalty by continuing to provide consistently high-quality products and services and attractive membership programs. As we operate through more business cycles, we will acquire greater knowledge about our customers to tailor our services according to their needs, which will result in an enhanced rental experience for our customers. We also plan to continue to develop our membership programs to encourage repeat rentals. We believe that our diverse products and services, quality customer service and popular incentives will collectively strengthen customer loyalty.

Continue to improve operational efficiency

        As the largest rental service provider and an early mover in China's car rental industry, we have accumulated significant operational experience and market intelligence that we believe few others in China's rapidly evolving car rental industry possess. Our large scale of operations provides us with an extensive database of customer information from which we derive customer rental patterns and preferences. We believe that such industry know-how enables us to improve our operational efficiency. For example, we implemented a dynamic pricing system in February 2012. The system enables us to price our products based on primarily rental term, location, vehicle availability, timing of booking, our competitiveness and target profits, which we believe will enable us to more efficiently price our products and services based on customer demand and our rental vehicle supply. We plan to further enhance our ability to collect and analyze market and customer information through our IT platform, which will help us improve fleet composition, services and pricing schemes.

Develop and enhance our used car sale business

        We believe a well-managed used car sale business complements and creates synergies with our car rental business. We currently dispose of our used vehicles to brokers and dealers on an as-needed basis. We intend to launch a three-phase system for used car sale in June 2012, which will provide a more systematic and cost-efficient way for us to proactively sell our used vehicles to rental customers, brokers and dealers. Under this system, once a rental vehicle reaches the point where its estimated residual value becomes lower than its market value, it is available for direct purchase by rental customers through our rent-to-buy program at a price we consider favorable. Once a vehicle becomes 33 months old, it is placed in our own bidding system, where interested rental customers and dealers may purchase it at a price no less than its estimated residual value. Lastly, once a rental vehicle becomes 36 months old, which is our maximum holding period, it is retired from our fleet, placed into an auction forum, and sold at the best offer received.

        We expect our used car sale business to diversify our vehicle disposition channels and enable an optimized vehicle disposition process. We believe our timely and efficient vehicle disposition will help maximize our used car sales proceeds, shorten the average holding period of our fleet, and enhance our purchasing power by increasing the volume of new vehicles we acquire. We believe these benefits will have a positive impact on both our customers' rental experience and our results of operations.

Our products

        Our products include short-term rentals, long-term rentals and leasing. In addition, we also offer various value-added services such as GPS navigation systems, child safety seats, 24/7 roadside assistance, vehicle delivery and one-way rentals.

Short-term rentals

        We categorize rentals of 30 days or shorter as short-term rentals. We offer only self-drive short-term rentals in compliance with the business scope prescribed by Chinese laws and regulations applicable to the car rental industry. Our short-term rentals are designed to meet our individual and institutional customers' local and inter-city travel needs, as well as replacement rental and other special needs, for both business and leisure purposes.

        As of December 31, 2011, we offered short-term rentals in all of our 520 service locations across 66 cities in China. We believe we have the broadest network coverage in China's short-term car rental market, and are well-positioned to capture growth opportunities in both the business and leisure car rental markets, which require a geographically extensive and easily accessible network of service locations.

        Our short-term rental fleet has 75 popular models covering most vehicle classes and body types available in the market. We offer sedans, sport utility vehicles and multi-purpose vehicles to meet different rental needs. Our short-term rental fleet grew from 532 vehicles as of December 31, 2009 to 21,920 vehicles as of December 31, 2011, constituting the largest short-term rental fleet in China's car rental industry, according to Roland Berger. As of December 31, 2011, our short-term rental fleet comprised approximately 85% of our total rental fleet.

        There is a growing demand from both individuals and institutions for short-term rentals in China. Chinese consumers increasingly utilize cars for local travel, including business and leisure trips and family visits, and self-guided vacation travel, which creates a growing demand for short-term rentals. In particular, the large and growing group of Chinese licensed drivers who desire the convenience of car travel but do not own a car represent a strong and sustained demand for short-term rentals. Chinese institutions of all sizes utilize short-term rentals to meet their needs for occasional business use of cars and ground transportation on business trips. Insurance companies and automobile dealerships in China have a growing demand for short-term rentals as they begin to offer replacement rentals to their customers. Our short-term rentals meet the needs of both individual and institutional customers by offering a cost-effective and convenient alternative to car ownership.

        We charge our short-term rental customers basic rental rates, cost of basic insurance coverage, handling fees, and fees for value-added services, if applicable. In February 2012, we implemented dynamic pricing on our short-term rental rates, which will vary according to rental term, location, vehicle availability, timing of booking, our competitiveness and target profits. Our customers can make reservations for specific models of vehicles as opposed to only by vehicle class. Our customers are responsible for the cost of gasoline consumed during the rental period. We also offer various value-added services such as GPS navigation systems, child safety seats, 24/7 roadside assistance, vehicle delivery and one-way rentals.

        A first-time customer must register as a member and provide government-issued identification and a valid Chinese driver's license for our verification. Our members can make reservations for short-term rentals through our website at www.zuche.com, our mobile client applications for iOS and Android operating systems and our 24/7 call centers, or by walk-in at one of our service hubs directly, all of which are connected and supported by our fully integrated IT platform. In 2011, approximately 73% of our reservations were made through our website and mobile applications.

        Prior to picking up a rental car, short-term rental customers are required to sign our rental agreement and prepay or deposit a required amount on a credit or debit card. During the return process, our staff follows standard procedures, including inspection of vehicle condition, mileage and gasoline level, damage assessment, if applicable, and customer confirmation and handover. Payment is typically net of the pre-paid or deposited amount. Unless approved by our headquarters, we normally do not allow any transaction to be settled in cash, which helps us maintain stringent financial control. We also retain a preset amount for up to 30 days as a deposit against any liabilities caused by the customer, such as traffic tickets or damage to the vehicle undiscovered during the return process.

        Our short-term rental business has grown significantly since its inception. The number of short-term rental transactions increased from approximately 43,800 in 2009 to approximately 885,000 in 2011. As a result of the substantial growth in rental volume, our revenues from short-term rentals grew from RMB41.1 million in 2009 to RMB629.6 million (US$100.0 million) in 2011. Short-term rentals accounted for 76.2%, 75.8% and 81.2% of our total revenues for 2009, 2010 and 2011, respectively. As of December 31, 2011, we commanded the largest market share of 19.6% of China's self-drive short-term rental market in terms of revenue, according to Roland Berger.

Long-term rentals

        We categorize rentals of over 30 days as long-term rentals. All of our long-term rental customers are institutional customers, including large corporations, small and medium sized enterprises, and government agencies.

        As of December 31, 2011, we offered long-term rentals in all of the 66 cities in our network. We believe we have the broadest geographic coverage for long-term rentals in China. Our extensive national coverage allows institutional customers with national presence to enter into one umbrella rental service agreement with us to service their operations across China, making us a preferred long-term rental provider. We believe we have the fastest growing long-term rental fleet in China's car rental industry. Our long-term rental fleet increased from 160 vehicles as of December 31, 2009 to 3,898 vehicles as of December 31, 2011, making us one of the largest long-term car rental companies in China by fleet size, according to Roland Berger. As of December 31, 2011, our long-term fleet constituted approximately 15% of our total rental fleet. We also leverage our short-term rental fleet to provide temporary replacement rentals to institutional customers whose long-term rental vehicles are unavailable due to repair or maintenance.

        The demand for long-term rentals is primarily driven by institutional customers' needs to have an alternative to car ownership that can satisfy their needs for car use while providing cost-savings in capital expenditure and administration resources. Corporate customers are also attracted to long-term rentals because of the associated accounting and tax benefits. For government agencies, the demand for long-term rentals has been and will likely continue to be driven by policy reforms to reduce car ownership by government agencies. We believe our long-term rentals satisfy the demand from all of these institutional customers.

        We provide long-term rentals under individually negotiated contracts. Terms of long-term rental contracts vary based on rental length, vehicle type, locations, and other factors. Long-term rental rates typically include basic rental fees, cost of basic insurance coverage, and costs for repair and maintenance. We offer optional valued-added services such as GPS navigation systems and 24/7 roadside assistance. We generally require our long-term customers to make an upfront deposit and pay rental fees in periodic installments. Each long-term rental customer's payment plan, such as deposit amount or installment frequency, varies depending on our analysis of their creditworthiness. We typically collect payments from our customers on a monthly basis.

        In terms of vehicle selection, we offer new vehicles of models designated by our customers for long-term rentals longer than 24 months, and new vehicles of makes and models in our short-term rental fleet for long-term rentals between 12 and 24 months. Customers may choose from existing vehicles in our short-term rental fleet for long-term rentals of less than 12 months.

        Our sales force markets our long-term rentals through on-site visits and direct calling, supported by our online sales channel. Our sales representatives work with customers to tailor long-term contracts to address customers' specific needs.

        Revenues from long-term rentals recognized as operating leases grew from RMB12.7 million in 2009 to RMB143.7 million (US$22.8 million) in 2011, and accounted for 23.5%, 23.0% and 18.5% of our total revenues in 2009, 2010 and 2011, respectively. The remainder of revenues from our long-term rentals are recognized as revenues from direct financing leases in our consolidated financial reports due to application of U.S. GAAP. See "Management's discussion and analysis of financial condition and results of operations" for discussions in detail.

Leasing

        We obtained the approval for our leasing business from the relevant government authority in April 2011 and began offering leasing to institutional customers in May 2011. Our leasing terms usually range from one to three years. Leasing differs from our long-term rentals in that at the end of the leasing period, customers purchase the leased car with a payment agreed upon at the beginning of the leasing arrangement. While leasing is a common service offered by automobile sellers in more mature markets such as the United States, PRC automobile sellers do not provide leasing services to institutional customers. Leasing provides institutional customers with significant accounting and tax benefits and requires less capital than direct car ownership. We believe the addressable leasing market in China is at an early stage of development and has high growth potential, driven primarily by the various benefits in tax, capital efficiency and financial reporting. We believe we are able to leverage our scale of operations, our large customer base and our diverse services to capitalize on the growth opportunities in the leasing market.

Our service network

        Our network covers all of the provinces and provincial-level municipalities in China, which constitutes the largest service network in China's car rental industry, according to Roland Berger. We have rapidly expanded our geographic footprint from 67 service locations in 30 cities as of December 31, 2008 to 520 service locations, which include 234 service hubs and 286 service points, in 66 cities across China as of December 31, 2011. Our service network covers all of the tier one cities of Beijing, Shanghai, Guangzhou and Shenzhen, all of the provincial capital cities in China, as well as lower tier cities we consider to have great demand or high growth potential for car rental services. We operate at 52 major Chinese airports, including 45 of the 50 largest airports in China. We have largely completed the strategic build-out of our nationwide service network, and intend to primarily focus on selectively adding new service locations to increase service penetration within our existing coverage. The following map sets forth the geographic coverage of our service network as of December 31, 2011.

        We have strategically located our service locations throughout the areas where we operate to provide customers convenient access to our vehicles. Our service locations are generally located at or near airports, train stations, subway stations and other transportation hubs, major business districts, residential communities and tourist destinations.

        Our service hubs, all of which are on leased properties and operated by us, are physical storefronts with parking facilities. Service hubs in the same city share all of the available rental vehicles in that city, thereby improving vehicle availability and selection to our customers. Revenue potential, accessibility and parking availability are the key factors we consider when we select sites for new service hubs.

        Service points, on the other hand, do not have physical storefronts or parking facilities. We deliver rental cars to our customers at service points from the nearest service hubs. Service points are located at easily-identifiable and accessible locations, such as well-known buildings, intersections or other landmarks. We establish service points in strategically selected locations where a physical storefront is not available to us at the time, such as certain airports with no available commercial space, or where the transaction volume is not large enough to support the operation of a service hub. Service points supplement our service hubs and provide a flexible, cost-effective way to extend our network coverage. We monitor the transaction volume of each service point to determine whether we should replace it with a new service hub in the area.

        We aim to provide best-in-class service throughout our nationwide network. All of our airport service locations offer 24/7 service, and at least one service location in every city where we operate is open 24/7. Our non-24/7 service hubs typically stay open until 9 p.m. everyday, which is later than general industry practice. We believe no other car rental company in China provides customers with this level of service across such an extensive network. The following table sets forth the details of our service network as of December 31, 2011.

	Number of service locations				Number of service locations
Cities	Service hubs	Service points	Availability of airport services	Cities	Service hubs	Service points	Availability of airport services
Beijing	26	16	✓	Hohhot	2	0	✓
Shanghai	18	11	✓	Lanzhou	2	2	✓
Guangzhou	13	6	✓	Luoyang	2	4	✓
Shenzhen	10	5	✓	Nanning	2	3	✓
Nanjing	8	7	✓	Xining	2	1	✓
Wuhan	8	4	✓	Yinchuan	2	1	✓
Changsha	7	8	✓	Zhuhai	2	3	✓
Chengdu	7	14	✓	Anshan	1	3	✓
Zhengzhou	7	1	✓	Dandong	1	4	✓
Chongqing	6	11	✓	Daqing	1	4	✓
Xi'an	6	14	✓	Jinjiang	1	2	✓
Hangzhou	5	2	✓	Lhasa	1	0	✓
Jinan	5	3	✓	Nantong	1	3	✓
Shenyang	5	14	✓	Sanya	1	4	✓
Taiyuan	5	2	✓	Tangshan	1	4	✓
Tianjin	5	5	✓	Urumqi	1	0	✓
Dalian	4	6	✓	Wenzhou	1	2	✓
Harbin	4	10	✓	Yantai	1	1	✓
Shijiazhuang	4	4	✓	Yiwu	1	3	✓
Xiamen	4	2	✓	Dongguan	2	7	No airport
Fuzhou	3	4	✓	Quanzhou	2	4	No airport
Guiyang	3	3	✓	Zhongshan	2	2	No airport
Hefei	3	2	✓	Dujiangyan	1	1	No airport
Kunming	3	9	✓	Fushun	1	1	No airport
Nanchang	3	6	✓	Huizhou	1	1	No airport
Ningbo	3	3	✓	Jiaxing	1	0	No airport
Qingdao	3	3	✓	Jilin	1	5	No airport
Wuxi	3	3	✓	Kunshan	1	4	No airport
Changchun	2	9	✓	Langfang	1	5	No airport
Changzhou	2	10	✓	Suzhou	1	3	No airport
Foshan	2	2	✓	Wujiang	1	0	No airport
Guilin	2	1	✓	Xiangtan	1	5	No airport
Haikou	2	2	✓	Yangzhou	1	2	No airport

Our customers

        We have a large, rapidly growing and loyal customer base consisting of individual and institutional customers.

        Individual customers generally rent on a short-term basis for local travel, including business and leisure trips and family visits, and self-guided vacation travel. Our individual customer base consists primarily of Chinese urban consumers who have developed new consumption habits and are more receptive to car rental. In particular, many of our individual customers are licensed Chinese drivers who do not own cars. The number of our individual customers grew from 36,034 as of December 31, 2009 to 117,130 as of December 31, 2010 and reached 446,559 as of December 31, 2011.

        Institutional customers utilize our short-term rentals, long-term rentals and leasing. Our institutional customer base consists of corporations of all sizes and government agencies. Our corporate customer base covers a wide variety of industries, including telecommunications, IT, and consumer goods, and includes many Fortune 500 companies such as China Telecom, General Motors and PICC. We work with an increasing number of insurance companies, automobile manufacturers and dealerships to provide replacement rentals and extended test-drive services. As China's reform of government car ownership progresses, a growing number of government agencies have become our customers. Our institutional customer base grew from 405 as of December 31, 2009 to 1,028 as of December 31, 2010 and reached 3,475 as of December 31, 2011.

        We believe our high-quality products and services, superior customer service and targeted marketing initiatives have enabled the rapid growth of our customer base and strong customer loyalty. In particular, we believe our competitive prices, vehicle condition and network coverage are especially appealing to individual customers while our brand recognition, network coverage and high-quality products and services are the key factors attracting and retaining institutional customers. Our average number of short-term rental transactions per customer was 1.2, 1.5 and 2.0, respectively, and our average number of days per short-term rental transaction was 2.9, 3.1 and 3.6, respectively, in 2009, 2010 and 2011, calculated on an annual basis. As a result, our average rental days per short-term rental customer per annum grew from 3.5 days in 2009 to 4.5 days in 2010 and 7.2 days in 2011.

Our customer service

        Our "4 Any" service philosophy of "anyone, anytime, any car and anywhere" demonstrates our commitment to delivering superior customer service, which we believe is critical to our business.

        We offer a broad range of products, including short-term rentals, long-term rentals and leasing, to meet the different personal and business needs of our individual and institutional customers. To enhance our customers' rental experience and increase our revenue, we also offer value-added services such as GPS navigation systems, child safety seats, 24/7 roadside assistance, vehicle delivery and one-way rentals.

        Our short-term rental customers can make reservations for specific models of vehicles as opposed to only by vehicle class. Our long-term rental customers enjoy more freedom with vehicle selection. We offer new vehicles of makes and models designated by our customers for long-term rentals longer than 24 months, and new vehicles of makes and models in our short-term rental fleet for long-term rentals between 12 and 24 months.

        We offer 24/7 service in at least one service location in every city where we operate and at all of our airport service locations in 52 major Chinese airports, including 45 of the largest 50 airports in China, as of December 31, 2011. Our call centers are available 24/7 to process reservations and provide customer service. We also provide nationwide 24/7 roadside assistance to our customers.

        We communicate rental transaction information to our short-term rental customers in a timely manner via instant text messages and emails. For long-term rental customers, we make periodic telephone inquiries about the performance of our vehicles and customer needs. We seek customer feedback on all aspects of our services once a transaction is completed. We strive to respond promptly and effectively to customer complaints at our service hubs, through our 24/7 call centers, and from our corporate Weibo site, a Twitter-like social media platform in China. Additionally, we email our members a weekly newsletter to maintain communication and inform them of new promotions.

Brand, sales and marketing

Brand

        We have successfully established our brand recognition in China's car rental market through a combination of targeted marketing campaigns, direct sales and customer recommendations. Our strategy is to have our brand represent enjoyable, affordable and reliable car rental services to customers. We also strive to associate our brand with a keen awareness of corporate social responsibility.

        Our brand " ," or "China Auto Rental," has become the most recognized car rental brand in China, according to a consumer survey conducted by Roland Berger in 2011. According to Baidu Index and Google Trends, two major keyword search popularity indices, our brand had the highest search volume among car rental companies in China, and our total search volume on Baidu and Google was over four times and twice, respectively, that of our closest competing brand in China in 2011. According to additional data available on Baidu Index, we also had the highest search volume in every province in China as of December 31, 2011.

        Our active engagement in charitable causes demonstrates our commitment to corporate social responsibility. For example, in response to the devastating earthquake in Sichuan in 2008, we and our employees donated to various disaster relief organizations, and we promptly dispatched our vehicles to transport the injured and relief supplies. We also organized a program to promote driving safety. Our brand carries the goodwill generated by our public interest contributions.

        We have won numerous awards which underscore our strong brand recognition and reputation, including the Best Practice Golden Award granted by Harvard Business Review in 2011, the 2011 Best Car Rental Company in China by National Geographic Traveler magazine and the Best Service Award in the 2011 China Brand Awards jointly granted by Brand China Industry Union and the China Chamber of International Commerce. We were also included in the Forbes Magazine's 2009 China High-Potential Enterprises List and served as one of the official VIP car service providers for the 2008 Beijing Summer Olympics.

Sales and marketing

        The high fragmentation of China's car rental industry, our incumbent market leadership position and our strong brand allow us to bypass third-party intermediaries, such as travel agencies, and utilize direct sales to attract and retain customers and enhance our sales. We have adopted highly targeted marketing initiatives, including Internet and traditional advertising and customer loyalty programs.

        We place Internet advertising primarily on leading search engines such as Google and Baidu to achieve high exposure and click-through rate. Our traditional advertising, consisting of television, billboard and digital media advertisements in homes, airports, subway stations and office buildings, directly targets potential customers such as business and leisure travelers, office workers and licensed drivers who rely on public transportation. We believe that by bypassing third-party intermediaries in our marketing efforts, we are able to pass cost savings in the form of more competitive prices to our customers and gain better understanding of our customers' needs to provide more responsive solutions.

        We have also designed comprehensive loyalty programs to retain individual and institutional customers. For individual customers, we offer three tiers of membership—basic, gold and platinum. Members in all three tiers are granted rewards, which can be applied to future rental fees, for their expenditures with us. Higher tiers of membership offer more rewards, priority treatment in the rental process, and better vehicle upgrade opportunities. Individual customers can enroll in our basic membership program at no charge. Membership upgrades are based on the total number of a customer's rental transactions with us and the length of each rental in a given calendar year. Our registered members increased from 50,961 as of December 31, 2008 to 920,620 as of December 31, 2011, of whom approximately 48.5% had rented cars from us. For institutional customers, we offer a prepayment program whereby institutional customers receive rewards for making prepayments to us. These rewards can be applied to their future rental fees. Additionally, institutional customers who participate in our prepayment program enjoy the highest level of priority treatment in the rental process and vehicle upgrade opportunities.

        In addition, we have benefited from word-of-mouth recommendations by the large number of customers who were pleased with our services. We intend to continue improving our services to encourage more recommendations and referrals, which we believe is an effective and cost-efficient way to promote our business.

Our fleet management and operations

Fleet size and composition

        We operate the largest rental car fleet in China. As of December 31, 2011, we had 25,845 vehicles in our rental fleet, representing a rapid growth from 692 and 10,202 vehicles as of December 31, 2009 and 2010, respectively. According to Roland Berger, as of December 31, 2011, our fleet size was over three times that of our closest competitor and as large as the aggregate fleet size of the next eight largest car rental companies in China. As of December 31, 2009, 2010 and 2011, we had 532, 9,795 and 21,920 vehicles for short-term rentals, respectively, and 160, 407 and 3,898 vehicles for long-term rentals, respectively. We had the largest short-term rental fleet and one of the largest long-term rental fleets in China's car rental industry as of December 31, 2011, according to Roland Berger. Our vehicles are of various classes, such as economy, standard and luxury, and body types, such as sedans, sport utility vehicles and multi-purpose vehicles. As measured by manufacturer suggested retail price, or MSRP, economy vehicles, or those with an MSRP of less than RMB80,000 (US$12,710), standard vehicles, or those with an MSRP between RMB80,000 (US$12,710) and RMB150,000 (US$23,833), and luxury vehicles, or those with an MSRP of over RMB150,000 (US$23,833), accounted for 24.1%, 50.0%, 25.9% of our fleet, respectively, and sedans, sport utility vehicles and multi-purpose vehicles accounted for 92.2%, 3.2% and 4.6%, respectively, of our fleet, as of December 31, 2011.

Vehicle acquisition

        Given the early stage of China's car rental industry, automobile manufacturers in China generally provide very limited financing for car rental companies. As a result, car rental companies, including us, acquire new vehicles through purchase instead of leasing under most circumstances.

        We believe that we are one of the largest car purchasers in China. Leveraging our large scale and market leadership position, we have established strong relationships with major automobile manufacturers, including General Motors, Citroen, Peugeot, Hyundai and Kia, who were our top five vehicle suppliers. In 2011, 28.0%, 22.4%, 16.4%, 13.8% and 5.6% of our fleet vehicles were purchased from each of these suppliers, respectively. We also purchase vehicles from Toyota, Honda, BMW, Volkswagen, Audi, Mazda and Ford. We determine the variety and mix of makes and models of our fleet based on a broad analysis taking into account vehicle price, customer demand, utilization rates and financial return.

        We negotiate our purchasing terms, including price and delivery terms, directly with automobile manufacturers, who then direct us to designated automobile dealerships for purchase and after-sales services. Our large purchase volume allows us to secure favorable terms from these manufacturers for substantially all of our vehicle acquisitions. As of December 31, 2011, our average per vehicle purchase price was approximately RMB90,000 (US$14,300) for our short-term rental fleet and approximately RMB147,000 (US$23,356) for our long-term rental fleet. Our cost savings from favorable purchasing terms enable us to offer customers competitive rental prices, which in turn helps us attract more customers and build a more prominent brand. As our scale grows, we expect to continue to leverage our strong purchasing power and enjoy cost savings.

        As China's car rental industry grows and matures, we expect capital leases from automobile manufacturers to become an increasingly available means for vehicle acquisition for car rental companies. We believe this trend will partially be a result of overcapacity in the automobile manufacturing industry and manufacturers' need to work with large, creditworthy partners such as us to secure large orders. For example, certain of our acquisitions of Citroen vehicles have been made through capital leases. For our future vehicle acquisitions, we intend to consider both purchasing and capital lease options, where available, to minimize our vehicle acquisition costs and improve our results of operations.

Vehicle financing

        We require a substantial amount of capital to fund our vehicle acquisition and business expansion. We have been able to obtain credit support from major banks and lending institutions in China for our vehicle financing. We believe our ability to obtain strong credit support is an important competitive advantage and will continue to strengthen our market leadership position.

        At present, we meet our financing needs mainly through borrowings from financial institutions, capital leases and capital from our shareholders. As of December 31, 2011, loan facilities and capital leases accounted for approximately 75.3% and 0.1%, respectively, of our total outstanding debt.

Vehicle maintenance

        We outsource vehicle maintenance and repair work for our fleet to third-party service providers, including automobile dealerships and their designated automotive service providers, and independent automotive service providers. We select automotive service providers based on assessments by our local teams, subject to review and approval by our headquarters. We evaluate service providers regularly to ensure they have sophisticated diagnostic and repair equipment, experienced mechanics, and reputable standing sufficient to meet automobile manufacturers' warranty requirements. We intend to improve our operational efficiency and achieve better cost-savings by providing our own automotive services, either organically or through joint ventures with third parties, in several tier one cities.

Vehicle disposition

        Due to the lack of repurchase or guaranteed depreciation programs from automobile manufacturers in China, we bear the risk of effective depreciation when disposing of our rental vehicles. Historically, we sold used vehicles to dealers and brokers primarily through bidding and auction processes to ensure that we received the best prices.

        Going forward, we intend to dispose of our rental vehicles more frequently and earlier in their life cycle. In June 2012, we expect to adopt a three-phase disposition system consisting of our rent-to-buy used car sale program, bidding or auction. Under this system, once a rental vehicle reaches the point where its estimated residual value becomes lower than its market value, it is available for direct purchase by rental customers through our rent-to-buy program at a price we consider favorable. Once a vehicle becomes 33 months old, it is placed in our own bidding system, where interested rental customers and dealers may purchase it at a price no less than its estimated residual value. Lastly, once a rental vehicle becomes 36 months old, which is our maximum holding period, it is retired from our fleet, placed into an auction forum, and sold at the best offer received.

        We expect our used car sale business to diversify our vehicle disposition channels and enable an optimized vehicle disposition process. We believe our timely and efficient vehicle disposition will help maximize our used car sales proceeds, shorten the average holding period of our fleet and enhance our purchasing power by increasing the volume of new vehicles we purchase. We believe these benefits will have a positive impact on our customers' rental experience and our results of operations.

        We believe that our extensive nationwide network, complete records of vehicle provenance and usage, and reputation and trustworthiness will facilitate the successful execution of our vehicle disposition strategy. In addition, we believe that the strong demand for used cars and future growth of the used car market in China will provide a favorable market environment for our vehicle disposition strategy.

Risk control

        We have implemented various measures throughout our rental process to minimize the risk of theft. Our rental vehicles are outfitted with advanced anti-theft systems. We utilize our customer identification system, which is connected to the national identification database, to verify the legal identity of each individual customer. In addition, we implement rigorous risk management policies, such as limiting each customer to one rental vehicle at any time and requiring credit proof through credit or debit cards. As a result of our effective risk control, we have lost only eight vehicles since our inception.

Our information technology operating platform

        We designed and developed our IT platform with a focus on effectiveness, reliability and scalability. The effectiveness and reliability of our IT platform has been constantly tested and improved by our large scale of operation. We are able to conveniently scale our IT platform to accommodate future expansion.

        Our IT platform is a browser-based operating environment connecting one central data center to four kinds of service terminals, namely, our website at www.zuche.com, our mobile client applications for iOS and Android operating systems, our 24/7 call centers and our service hubs. Each service terminal is equipped to perform searches, rental transactions and member services.

        Our IT platform integrates and centralizes all of the information management of our operations. The key functions of our IT platform include:

  •
  Transaction processing—manages the booking, amendment and cancellation of reservations, vehicle pick up and return and payment settlement. Information about every rental transaction is recorded, analyzed and made available to all departments, providing us with a comprehensive knowledge base to improve the customer experience and optimize our operational processes.

  •
  Customer management—records and analyzes various information about each customer, such as demographics, rental history and preferences, which enables us to improve our services and enhance customer satisfaction.

  •
  Fleet management—manages the life cycle of each rental vehicle from acquisition to maintenance and disposition, and tracks the operating metrics of each rental vehicle such as usage, mileage, insurance coverage and maintenance requirements.

  •
  Financial management—processes rental payments and allows our headquarters to monitor and manage the accounting of each branch office. Our payment processing is highly automated and securely integrated into our IT platform, enabling us to reduce our collection risk and improve our operational efficiency.

  •
  Fleet deployment—monitors vehicle location and availability on a real-time basis. Our deployment team is enabled to manage our fleet more effectively to meet customer demand and increase our utilization rate.

  •
  Dynamic pricing—enables us to conduct dynamic pricing based on analysis of rental term, location, vehicle availability, timing of booking, our competitiveness and our target profits.

  •
  Call centers—utilizes unified communications and call center solutions provided by Avaya Inc. to provide 24/7 services with rental transactions, membership administration and emergency roadside assistance. Our two call centers, located in Beijing and Langfang city, Hebei province, are connected to function as one virtual unit and ensure effective back-up for disaster recovery. Our call centers can house up to 3,800 seats to accommodate our business expansion.

        We intend to continue investing in our IT platform to meet the needs of our growing business, such as utilizing our database and further data mining to conduct more robust analysis of car rental statistics and improve the results of our operations.

Intellectual property

        Our copyrights, trademarks, trade secrets and similar intellectual property are critical to our success. We rely on copyright and trademark law, trade secret protection, as well as non-competition and confidentiality and/or license agreements with our employees, suppliers and other business partners, to protect our proprietary rights.

        As of December 31, 2011, we registered in China the trademark for our " " brand and three other trademarks. We are in the process of registering the trademark for our " " brand and four other trademarks in China. As of December 31, 2011, we also registered five domain names, including www.zuche.com, which contains the phonetic spelling of "rent a car" in Chinese.

        While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China, where laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business.

Competition

        The car rental industry in China is highly competitive and fragmented. We believe the key competitive factors in this industry include pricing, network, fleet composition, brand recognition, customer service, industry knowledge, and relationships with business partners. There were over 10,000 car rental companies in China as of December 31, 2011, according to Roland Berger. We compete in the short-term rental market with local car rental companies such as eHi and Topone and with international car rental companies such as Avis and Enterprise, which in March 2012 entered into a global affiliation agreement with eHi to provide car rental services through eHi to Enterprise customers who travel in China. We compete in the long-term rental market with state-owned enterprises such as Shou Qi and Dazhong and international companies such as Avis.

Insurance

        We are required by applicable Chinese laws to maintain insurance coverage against liabilities for third-party bodily injuries, death and property damage resulting from accidents involving our rental vehicles. We satisfy this statutory requirement by maintaining insurance policies for all of our fleet vehicles at amounts stipulated by law with national carriers such as Ping An Insurance and PICC. We require that our customers bear a portion of insurance premiums for accident damage that we have purchased from third-party insurance companies.

        We also purchase additional commercial insurance coverage to supplement the mandatory insurance against liabilities to third parties. In addition, we purchase commercial insurance to insure against other risks and liabilities arising from our operations. Our additional commercial insurance policies provide coverage for losses of or damage to our vehicles and bodily injuries of drivers and passengers in our rental vehicles. We believe that the amount and nature of our insurance coverage are adequate in light of the risks involved.

        We do not maintain insurance coverage for our office equipment or premises. Consistent with customary practice in China, we do not maintain business interruption insurance or key employee insurance for our directors and executive officers. See "Risk Factors—Risks related to our business and industry—We have limited insurance coverage, which may expose us to significant costs and business disruption."

Employees

        As of December 31, 2009, 2010 and 2011, we had 256, 1,712 and 3,384 full-time employees, respectively. We have entered into labor contracts with all of our full-time employees. In addition, as of

December 31, 2011, we engaged 385 personnel through third-party labor agencies. The following table sets forth the numbers of our employees categorized by function as of December 31, 2011.

	Number of employees	Number of third-party personnel
Stores and call centers	2,447	385
Management and administration	509	0
Vehicle deployment	310	0
Sales and marketing	118	0
Total	3,384	385

        Our ability to attract, retain and motivate qualified personnel is critical to our success. We believe that we offer our employees competitive compensation, that we are able to attract and retain qualified personnel and that we have maintained a stable core management team. We have not experienced any significant disputes with our employees.

        We invest significant resources in the training and development of our employees to retain and motivate qualified personnel and to fulfill our commitment to providing the best customer service in the industry. The Shenzhou Institute, our in-house training organization located at our headquarters, is responsible for overseeing the implementation of our multi-tier training system, training internal instructors and improving training programs. Our regional offices and corporate subsidiaries have dedicated human resource specialists and instructors to carry out the training programs. We implement a training curriculum tailored to new employees, current employees and management members based on their roles and skill levels. In addition to functional development, we aim to instill in our employees a dynamic and open corporate culture. We regularly engage our employees in team-building exercises, and we continuously educate our employees about environmental initiatives and corporate social responsibility through training courses and other activities.

Facilities

        We are headquartered in Beijing, where we lease approximately 7,800 square meters of office space for our headquarters and Beijing call center. We own approximately 9,000 square meters of office space in Langfang city, Hebei province for our Langfang call center. We have also entered into leases, generally with terms between one to five years, with government-owned enterprises, privately-owned enterprises and individuals for all of our service hubs and parking facilities. We believe that our leased facilities are adequate to meet our business needs for the foreseeable future, and that we will be able to obtain additional facilities, primarily through leases, to accommodate our expansion.

Legal proceedings

        We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceeding that, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATIONS

        This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Corporate laws and Industry Catalogue relating to foreign investment

        The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994 and amended in 1999, 2004 and 2005. The Company Law is applicable to our PRC subsidiaries unless PRC laws on foreign investment stipulate otherwise.

        The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, Lianhui Langfang, are regulated by the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC, effective in 1990 and amended in 2001.

        Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, promulgated and amended from time to time by MOFCOM, and the National Development and Reform Commission, or the NDRC. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally permitted to receive foreign investment unless specifically restricted by other PRC regulations.

        Establishment of wholly foreign-owned enterprises is generally permitted in encouraged and permitted industries. Certain restricted industries are limited to equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects may also be subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Foreign investment in car rental business

        According to the Catalogue, foreign investment in the vehicle rental business is permitted. In addition, the Administration Measures on Foreign Investment in Rental Industry, or the Measures, promulgated by MOFCOM on February 3, 2005 and effective on March 5, 2005, apply to FIEs that operate rental or leasing businesses. Under the Measures, foreign investors that intend to establish FIEs to engage in rental or leasing businesses must have total assets of not less than US$5 million and the foreign-invested rental company must follow the general requirements of the Company Law and obtain an approval from MOFCOM or its relevant local counterparts for incorporation. A foreign-invested leasing company must satisfy the following conditions: (i) the registered capital shall not be less than US$10 million; (ii) the duration of the operation of a foreign-invested leasing company in the form of a limited liability company generally may not exceed 30 years; and (iii) a foreign-invested leasing company must be staffed by appropriate professionals and its senior management personnel shall possess the appropriate professional qualifications and not less than three years of experience in the business. Under the Measures, the establishment of FIEs operating rental businesses must be approved by the branch of MOFCOM at the provincial level while the establishment of FIEs operating leasing businesses must be approved by central MOFCOM. In February 2009, MOFCOM issued a notice to authorize provincial branches of MOFCOM to approve the establishment and changes of the foreign invested leasing companies with total investment amount up to US$50 million.

        According to the Measures, foreign-invested leasing companies may conduct the following businesses: (i) leasing; (ii) rental; (iii) asset acquisitions and leasebacks inside or outside China; (iv) maintenance of assets underlying the leases and disposal of the residual value of assets underlying the leases; (v) lease transaction consultancy and security services; and (vi) other businesses approved by MOFCOM. Under the Measures, a "leasing business" is defined as a business in which a lessor, based on a lessee's selection of seller and leased asset, purchases the asset underlying the lease from a seller, makes the leased asset available to the lessee for use and collects rental payments from the lessee. Foreign-invested leasing companies may operate their leasing business through various means, such as direct leases, sub-leases, sale-leasebacks, leveraged leases, entrusted leases and joint leases.

        Pursuant to the Measures, the amount of total risky assets (total assets less cash, bank deposits, PRC treasury securities and entrusted lease assets) of a foreign-invested leasing company shall not exceed ten times the amount of its net assets.

        The Measures further require that foreign-invested leasing companies shall submit a report on their business operations and audited financial statements of the past year to MOFCOM for filing purposes before March 31 of each year.

Domestic investment of foreign-invested enterprises

        The Ministry of Foreign Trade and Economic Cooperation, the predecessor of MOFCOM and SAIC jointly promulgated the Interim Provisions on the Domestic Investment of Foreign-Invested Enterprises, or the Investment Provisions, on July 25, 2000, which became effective from September 1, 2000. The Investment Provisions apply to investments in the PRC by foreign-invested enterprises established in the PRC, or FIEs, including sino-foreign equity joint ventures, sino-foreign cooperative joint ventures and wholly foreign-owned enterprises, by means of establishing an enterprise in China or purchasing the equity interest of an existing enterprise in China. According to the Investment Provisions, investments made by FIEs must comply with PRC laws and regulations, and in particular the Catalogue. Under the Investment Provisions, (i) FIEs may not invest in any prohibited industries, (ii) in the event that an FIE invests in any encouraged or permitted industry to establish a company, the FIE only needs to file an application with the company registration authority of the locale in which the company to be incorporated by the FIE is located; and (iii) in the event an FIE intends to invest in a restricted industry, or any company incorporated by the FIE intends to change its business scope to engage in a restricted industry, the FIE must file an application with and obtain the approval from the relevant branch of MOFCOM at the provincial level before filing an application with the competent company registration authority.

        Our primary PRC operating company, CAR Beijing, is indirectly owned by us through Lianhui Langfang, a wholly foreign-invested enterprise, thus CAR Beijing is an enterprise invested by a FIE. CAR Beijing has been operating a car rental business, which is a permitted industry, since its establishment, and therefore no approval with respect to the investment by Lianhui Langfang in CAR Beijing from the provincial branch of MOFCOM is required. In addition, CAR Beijing obtained an approval from the Beijing branch of MOFCOM in April 2011 to add leasing business into its business scope.

Regulations relating to enterprises engaging in car rental business

General regulations on automotive vehicles

        Regulations applicable to all automotive vehicles generally apply to rental vehicles as well. According to the Road Traffic Safety Law promulgated by the Nation People's Congress Standing Committee, promulgated in October 2003 and amended in 2007 and 2011, all automotive vehicles must be registered with relevant local administration authorities. Vehicle registration certificates, vehicle license plates and vehicle licenses must be obtained from the same authorities, and compulsory traffic accident insurance must be purchased for each vehicle.

Regulations on car rental business

        As the car rental industry is at an early stage of development in China, regulations governing it continue to evolve. The MOT and the National Planning Committee, the predecessor of NDRC, promulgated the Interim Rules on Administration of Car Rental Industry in 1998, which were abolished in 2007. Since then, there have been no national laws and regulations in place to specifically regulate the car rental industry in China until the Circular on Promoting the Health Development of Car Rental Industry promulgated by MOT in April 2011, which sets forth guidelines for the car rental industry, including, among others, encouraging large car rental enterprises to establish a national or regional car rental network.

        According to the April 2011 MOT circular, local government authorities are required by the MOT to (i) promulgate local rules and regulations to improve and develop the regulatory environment of the car rental industry, (ii) promptly bring forth local development plans for the car rental industry, (iii) encourage large and reputable car rental companies with sound management to set up branches and establish national or regional networks, and provide simplified branch office registration process and better service for companies with a fleet of more than 1,000 cars, (iv) enhance the administration and management of the car rental industry, including requirements to obtain and carry a valid permit or license for each rental car, and prohibitions of car rental companies from engaging in road passenger transportation services without having the requisite business license for these services, (v) encourage car rental companies to develop various types of services through advanced technologies, (vi) create a favorable development environment for car rental companies, and (vii) enhance the administration of the car rental industry.

        The car rental industry is primarily regulated by government authorities at local levels, where regulatory requirements on operating entities and vehicles vary from one locale to another.

        Set forth below is a summary of local rules and regulatory requirements in different provinces and cities in China regarding the provision of car rental services.

  •
  Some provinces and cities do not have any specific local rules regulating car rental services and we are unaware of the operation of car rental businesses being prohibited or restricted by local rules or regulations in these provinces or cities.

  •
  Some local authorities have promulgated local rules specifically regulating car rental business. For example, the relevant local authority in Beijing has promulgated specific local rules for car rental operations, such as requiring car rental service providers in Beijing to file with the local transportation authority before commencing business and make subsequent filings with the authorities for any changes in the number of vehicles for rental and other related matters. CAR Beijing and its subsidiary Beijing Beichen in Beijing providing car rental services have duly completed their required filings with the local authority in Beijing.

  •
  There are additional requirements for cars used for rental services in Beijing and other provinces and cities. In many provinces and cities, the "nature of use" stated in the vehicle license must be registered as rental or commercial. Some provinces and cities require special additional licenses or vehicle license plates for rental vehicles. For instance, in Hubei Province, Anhui Province, Jiangxi Province, Sichuan Province, Ningxia Autonomous Region, Suzhou, Dalian, Kunming, Changchun and Guangzhou, a road transportation license or a rental vehicle operation license is required for each rental car. In Shanghai, Shenyang and Anshan, special vehicle license plates must be obtained for rental cars.

  •
  In Shanghai, Guangzhou, Changchun or Nanchang, if a rental vehicle does not carry a local license plate, it may not be rented to customers for local pick-up and local drop-off. The failure to comply with this requirement may result in various penalties.

  •
  Further, some local authorities have promulgated rules, such as those in Xi'an and Kunming, or implemented practical guidelines requiring, such as those in Chongqing, that the owner of a rental car and the entity engaged in car rental services must be the same entity. If we were found to violate this local rule, we may receive warnings or be subject to fines.

        Local practices differ and some of the above requirements are not strictly enforced or may be modified or suspended by the local administration authorities. We have from time to time failed to comply with all of the above requirements, which may subject us to penalties and other administrative actions. See "Risk factors—Risks related to our business and industry—Our PRC subsidiaries may have engaged in business activities without the necessary approvals from or registration with local authorities. This could subject us to fines or other penalties that may negatively impact our results of operations or interfere with our ability to operate our business."

Regulations on chauffeured services

        A large number of provinces and cities, such as Beijing, Shanghai, Chongqing, Shijiazhuang, Kunming, Shenyang, Dalian, Anshan, Harbin, Xiamen, Nanchang, Suzhou, Shaanxi Province, Shanxi Province, Shandong Province, Sichuan Province, Guizhou Province, Jilin Province, Hubei Province and Hunan Province, have promulgated local road transportation regulations, which generally provide that the business scope of car rental services does not include chauffeured services, and certain of these regulations explicitly restrict an entity engaged in car rental business from directly providing chauffeured services.

        As some of our long-term car rental services also include chauffeured services, we may be subject to fines and other penalties for the violation of these regulations. See "Risk factors—Risks related to our business and industry—Our PRC subsidiaries may have engaged in business activities without the necessary approvals from or registration with local authorities. This could subject us to fines or other penalties that may negatively impact our results of operations or interfere with our ability to operate our business."

Regulations on operating parking facilities

        On October 3, 1988, the Ministry of Public Security and Ministry of Construction jointly promulgated an Interim Rules on the Construction and Administration of Parking Facilities, which provides several general principals on the construction and operation of the parking facilities. Currently, operation of parking facilities is mainly subject to local regulations that impose various requirements on entities engaged in operating parking facilities, and such regulatory requirements vary across locales. For example, the Beijing Municipal People's Government promulgated the Rules on the Administration of Public Parking facilities of Automobiles on March 28, 2001, under which a company that operates public parking facilities must file with the appropriate local authority and comply with the requirements for the operation of public parking facilities. One of the subsidiaries of CAR Beijing, Beijing Kaipu Parking Management Co., Ltd., which operates a public vehicle parking business, has filed its business with the competent governmental authority.

Regulations on registration of branch companies

        According to the Company Law and the amended Administration Regulations of Company Registration, which became effective on January 1, 2006, a company may establish branch companies, which are entities without the status of a legal person, and conduct business outside the domicile municipality of the company. Branch companies must be registered at the competent government agency and obtain a business license. The amended Administration Regulations of Company Registration set forth detailed procedures for the registration of branch companies.

        Our PRC subsidiaries have registered 160 branch companies as of December 31, 2011 and obtained business licenses for each of them. Some of our stores conducting car rental activities have not registered as a branch with the competent local government agency and obtained the required business license. We are in the process of applying for the remaining branch company registrations in cities where we operate as a rental business branch. If we fail to complete such registration in a timely manner, we may be subject to penalties, including fines, or disgorgement of income. Because of the discretionary nature of regulatory enforcement in the PRC, we cannot assure you that we will not be subject to these penalties as a result of our failure to meet the registration requirements, or that these penalties would not substantially inhibit our ability to operate our business. See "Risk factors—Risks related to our business and industry—Our PRC subsidiaries may have engaged in business activities without the necessary approvals from or registration with local authorities. This could subject us to fines or other penalties that may negatively impact our results of operations or interfere with our ability to operate our business."

Regulations on leasing

        On October 22, 2004, MOFCOM and SAT, jointly issued the Notice on Issues Concerning the Operation of Leasing Business, or the Leasing Notice. Pursuant to the Leasing Notice, leasing companies may not engage in the following activities: (i) accepting savings or irregular savings; (ii) providing the lessee working capital loans or other loans under the lease; (iii) investing in the securities of financial institutions; (iv) interbank lending business and (v) other financial business without the approval of the China Banking Regulatory Commission. Further, under the Leasing Notice, leasing companies must file a report on their business operations to the provincial branch of MOFCOM by the fifteenth day of each quarter.

        In addition, the PRC Contract Law promulgated on March 15, 1999 sets mandatory rules about leasing contracts. Under the PRC Contract Law, leasing contracts must be in writing and include terms such as the name of the parties, quantity, specifications, technical performance and inspection method of the leased asset, the lease term, the composition of the rental, payment term, payment method and rental currency and specify ownership of the leased asset upon expiration of the lease. Under leasing contracts, the lessor will enter into and conclude a purchase and sale contract with the seller of the leased assets designated by the lessee based on the lessee's selection of the seller and the leased asset, and the seller will deliver the leased asset to the lessee as agreed. The lessee has the rights of a buyer when taking delivery of the leased asset. Without the consent of the lessee, the lessor may not modify relevant particulars related to the lessee of the purchase contract which has been entered into based on the lessee's selection of the seller and the leased asset. The lessee must take due care of the leased asset and use it properly and must maintain and repair the leased asset while it is in his or her possession. The lessor is not liable for bodily injury or damage to the property of a third party caused by the leased asset while it is in the possession of the lessee. However, the lessor retains ownership of the leased asset. If the lessee becomes bankrupt, the leased asset does not become part of the property available for distribution in the bankruptcy. If the leased asset fails to meet the requirements stipulated by the parties or is not fit for the purpose for which it is to be used, the lessor is not liable unless the lessee selected the leased asset in reliance on the technical ability of the lessor or the lessor interfered in the selection of the leased asset. The lessor and the lessee may stipulate which party will own the leased asset upon expiration of the lease. If no stipulation is made or such stipulation is unclear, or if ownership cannot be determined in accordance with the PRC Contract Law, the lessor will retain ownership of the leased asset. If the parties have stipulated that the lessee will own the leased asset upon expiration of the lease and the lessee has already paid most of the lease payment but is unable to pay the balance, then in the event of the lessor terminating the contract and repossessing the leased asset on those grounds, the lessee may demand a partial refund if the value of the leased asset repossessed exceeds the rent and any other expenses owed by the lessee.

Tort law

        The PRC Tort Law was promulgated by the NPC Standing Committee and became effective on July 1, 2010. The PRC Tort Law provides that, in the event of death or serious personal injuries caused by a defective product, the entity that manufactured and distributed the defective product may be subject to punitive damages if it was clearly aware of the defect. Further, according to the PRC Tort Law, when the driver of a rental car who is not the owner of the vehicle is held liable for a traffic accident, liability will first be covered by the insurance company providing the compulsory traffic accident insurance of the vehicle, and the driver shall be responsible for the portion not covered by the compulsory traffic accident insurance. The vehicle owner is not liable unless the owner has fault in such accident. However, if a company provides chauffeured services and the chauffeur is an employee or contracted driver of the company who is held liable for traffic accident while providing chauffeured services, liability will first be covered by the compulsory traffic accident insurance on the vehicle, and then by the company providing chauffeured services if the insurance coverage is not sufficient. See "Risk factors—Risks related to our business and industry—We face risks related to liabilities resulting from the use of our vehicles by our customers."

Regulations on labor matters

        We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

        The PRC Labor Law which became effective on January 1, 1995 and amended on August 27, 2009, the Labor Contract Law of the People's Republic of China, which became effective on January 1, 2008, and its Implementing Regulation, which became effective on September 18, 2008, permit workers in both state-owned and private enterprises in the PRC to bargain collectively. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The PRC Labor Contract Law and its Implementing Regulation impose certain requirements with respect to human resources management, including, among other things, signing labor contracts with employees, terminating labor contracts, paying remuneration and compensation and making social insurance contributions. In addition, the PRC Labor Contract Law requires employers to provide remuneration packages that meet the relevant local minimum standards. The PRC Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

        Under applicable PRC laws, rules and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People's Congress and effective as of July 1, 2011, the Rules on Implementing the Social Insurance Law issued by Ministry of Human Resource and Social Security and effective as of July 1, 2011, the Interim Regulations on the Collection and Payment of Social Security Funds promulgated by the State Council and effective as of January 22, 1999, the Interim Measures Concerning Maternity Insurance promulgated by the Ministry of Labor and effective as of January 1, 1995, the Regulations on Occupational Injury Insurance promulgated by the State Council and effective as of January 1, 2004 and amended on December 20, 2010, and the Regulations on the Administration of Housing Funds promulgated by the State Council and effective as of April 3, 1999 and amended on March 24, 2002, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance, and to housing funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to remediate on payments within a stipulated time period.

        We have not made adequate employee benefit payments as required under applicable PRC labor laws. Accruals for the underpaid amounts as recorded were RMB9.2 million (US$1.5 million) as of December 31, 2011. Our failure to make contributions to various employee benefit plans and comply with applicable PRC labor related laws may subject us to late payment penalties or fines. See "Risk factors—Risks related to our business and industry—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

Regulations on auto insurance

Compulsory auto liability insurance

        According to the Road Traffic Safety Law, traffic accident insurance must be purchased for each vehicle. Pursuant to relevant provisions of the Regulation on Compulsory Auto Liability Insurance, or the Insurance Regulation, effective as of July 1, 2006, the owner or manager of a motor vehicle operating on the roads within the PRC must apply for the compulsory traffic accident liability insurance for motor vehicles in accordance with the provisions of the Road Traffic Safety Law, and the insurance company must make indemnity payments within liability limit to all victims, other than persons in the insured vehicle, for death, personal injury or property losses suffered in a road traffic accident involving the insured motor vehicle.

        The limits of liability for compulsory traffic accident insurance for motor vehicles are standardized throughout the PRC and are classified into the limit of indemnity for death, injury or disability, the limit of indemnity for medical expenses, the limit of indemnity for property losses and the limit of no-fault indemnity of the insured in a road traffic accident.

Regulations on intellectual property rights

        China has adopted legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyrights

        Under the Copyright Law of the People's Republic of China, adopted in 1990 and revised in 2001 and 2010, or the Copyright Law, and its related Implementing Regulations adopted in 2002 and amended in 2011, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. The term of a copyright, other than the rights of authorship, alteration and integrity of an author, which is unlimited in time, is life plus 50 years for individual authors and 50 years for corporations. In consideration of the social benefits and costs of copyrights, China balances copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization.

        According to the Copyright Law, an infringer will be subject to various civil liabilities, which include cessation of the infringement and apologizing to and compensating the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000 (US$79,000).

Trademarks

        The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a "sufficient degree of reputation" through that person's use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. During the three months after this public announcement, any person may file an objection against the trademark. The PRC Trademark Office's decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulations on loans provided by non-financial institution to enterprise

        On June 28, 1996, the People's Bank of China, or the PBOC, promulgated the General Rules on Loans effective on August 1, 1996, or the General Rules, according to which the loan provider shall be the entity approved by PBOC to engage in the business of providing loans, and shall possess financial service business license and financial institution permit. Under the General Rules, the loans provided by companies without the aforesaid approvals or licenses to any other companies directly without using a qualified financial institution may be withdrawn by the PBOC. Our PRC subsidiary, CAR Beijing, has borrowed certain loans from Legend Holdings, which does not hold a financial service business license and did not extend loans to us through a financial institution. For more details, please see "Risk factors—Risks related to our business and industry—Loans extended by Legend Holdings may be declared void by PRC authorities, which may materially and adversely affect our financial conditions and results of operations." In addition, pursuant to several judicial interpretations promulgated by the Supreme People's Court of the PRC, when a PRC court hears a case with respect to the loan contracts between enterprises which is brought by the borrower or lender under such loan contract, a PRC court may (i) determine the loan contracts between enterprises as void contracts, if under which an enterprise without proper approvals for providing loans to other enterprise without using a qualified financial institution, (ii) require the principal on the loan to be repaid to the lender, (iii) confiscate the interest earned or to be earned by the lender and (iv) impose a fine on the borrower that is based on the interest rate that would be charged by a bank for a similar loan.

Regulations on foreign exchange

        Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council, effective from 1996 and amended in January 1997 and August 2008, Renminbi is freely convertible for current account items, such as sale or purchase of goods, which are generally not subject to PRC governmental control or restrictions. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, for capital account items, such as direct investments, loans, repatriation of investments and investment in securities outside of PRC, the prior approval of the SAFE or its local counterparts, is required. Though there are restrictions on the convertibility of Renminbi for capital account items, which principally include investments and loans, we generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our PRC affiliated entity may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        Pursuant to the Interim Provisions on the Administration on Foreign Debts jointly promulgated by NDRC, the Ministry of Finance and SAFE on January 8, 2003 and other relevant rules and regulations issued by SAFE, loans by foreign entities or individuals to any FIE to finance its activities cannot exceed statutory limits, being the difference between the registered capital and the investment amount of the FIE as approved by MOFCOM, and must be registered with SAFE or its local counterparts.

        On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142. Circular 142 requires that the registered capital of a FIE converted into RMB from foreign currencies be only utilized for purposes within its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of FIEs settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE's approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been utilized. Violations may result in severe penalties, such as heavy fines. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings, such as this offering, and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. Circular 142 and Circular 59 may limit our ability to transfer the net proceeds from this offering to our PRC subsidiary and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Regulations on dividend distribution

        The principal regulations governing the distribution of dividends by wholly foreign-owned enterprises include:

  •
  The Company Law;

  •
  Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1986 and amended in 2000;

  •
  Implementation Rules of the Wholly Foreign-Owned Enterprise Law of the PRC, effective in 1990 and amended in 2001; and

  •
  The New EIT Law and its implementation rules, both effective in 2008.

        Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit, as calculated using PRC accounting standards, each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Under the New EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-PRC resident enterprise will be subject to a 10% PRC withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower PRC income tax rate.

Regulations on foreign exchange registration of offshore investment by PRC residents

        Pursuant to SAFE's Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued on October 21, 2005, (a) a PRC resident is required to register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or overseas SPV, for the purpose of overseas equity financing (including convertible debt financing); (b) when a PRC resident contributes the assets of or its equity interest in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interest into an overseas SPV, such PRC resident must register his or her interest in the overseas SPV and the change thereof with the local branch of SAFE; and (c) when the overseas SPV undergoes a material event outside of China, such as a change in share capital or merger and acquisition, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. Failure to comply with the registration procedures set forth above may result in restrictions on a PRC subsidiary's foreign exchange activities and its ability to distribute dividends to the overseas SPV, and penalties, including being ordered to remit the foreign exchange illegally paid out of China back into China and monetary fines.

        Starting in May 2007, SAFE has issued a series of guidances to its local branches with respect to the operational process for SAFE registration, including the Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect as of July 1, 2011. Circular 19 standardized more specific and stringent supervision of the SAFE 75 registration. For example, the guidance imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case there is any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other liable individuals. See "Risk factors—Risks related to doing business in the People's Republic of China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries' ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations."

Regulations on employee stock option plans

        On December 25, 2006, PBOC promulgated the Administrative Measures for Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, which, among other things, specify approval requirements for a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. According to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents' foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants.

        Our PRC resident employees who have been granted share options will be subject to the Stock Option Rules when our company becomes an overseas-listed company upon the completion of this offering. If we or our PRC option holders fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC option holders may be subject to fines and other legal sanctions. See "Risk Factors—Risks related to doing business in the Peoples' Republic of China—Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions." In addition, the SAT has issued circulars concerning employee share options under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on overseas listing

        On August 8, 2006, six PRC regulatory agencies, including MOFCOM, SASAC, SAT, SAIC, CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. These regulations, among other things, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for this offering, our failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

        Our PRC counsel, Han Kun Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Select Market because, (i) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (ii) our wholly-owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the New M&A Rules, and it is not aware of any public record indicating that any of the issuers having offshore and onshore corporate structures similar to ours and already listed on an offshore stock exchange has been required by CSRC to procure the approval of CSRC prior to their listings.

        See "Risk factors—Risks related to doing business in the People's Republic of China—The approval of the China Securities Regulatory Commission, may be required in connection with this offering under PRC law, and if required, we cannot assure you that we will be able to obtain such approval."

PRC enterprise income tax law and individual income tax law

        On March 16, 2007, the National People's Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with a "de facto management body" located within the PRC is considered a "PRC resident enterprise," meaning that it can be treated in a manner similar to a Chinese domestic enterprise for PRC enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. The Notice regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of De facto Management Bodies issued by SAT on April 22, 2009, or Circular 82, provides that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a "PRC resident enterprise" with a "de facto management body" located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decision are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders' meeting are located or kept within the PRC; and (iv) at least half of the enterprise's directors with voting rights or senior management reside within the PRC.

        Due to the short history of the New EIT Law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We are currently not controlled by any PRC enterprise or PRC enterprise groups and therefore Circular 82 does not apply to us directly. However, Circular 82 may reflect SAT's criteria for determining the tax residence of foreign enterprises in general. We currently do not believe that we are, or our Hong Kong subsidiary is, a PRC resident enterprise because we do not believe that we or our Hong Kong subsidiary meet all of the conditions above but there is no assurance in this regard. If the PRC tax authorities determine that we are a "PRC resident enterprise" for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. We would be subject to the PRC enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations.

        The New EIT Law and its implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable and gains derived by investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or shares are subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. The State Council of the PRC or a tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by competent PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws, will be subject to withholding tax at the rate of 5% of total dividends. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC government and governments of other countries or regions is subject to approval of the relevant tax authority. Based on the Notice on Certain Issues with respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by SAT, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement without business substance, such PRC tax authorities may adjust or deny the tax treaty benefits. Further, based on the Circular on How to Interpret and Recognize the "Beneficial Owners" in Tax Treaties, or Circular 601, issued on October 27, 2009 by SAT, "conduit companies," which are established for the purpose of avoiding or reducing tax or transferring or accumulating profits, may not be recognized as "beneficial owners" and thus may not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

        In January 2009, SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise are responsible to withhold the tax. Such payments include income from equity investments (including dividends and other return on investment), interest, rents, royalties, and income from the assignment of property as well as other income subject to enterprise income tax received by non-PRC resident enterprise in China. Further, the Measures provides that in case of an equity transfer between two non-PRC resident enterprises which occurs outside China, the non-PRC resident enterprise which receives the equity transfer payment must, by itself or through an agent, file a tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred must assist the tax authorities in collecting taxes from the relevant non-PRC resident enterprise. On April 30, 2009, the Ministry of Finance and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, SAT issued the Notice on Strengthening the Management on the Enterprise Income Tax for Non-Resident Enterprises Equity Transfers or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, or an indirect transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-PRC resident enterprise, being the transferor, must report to the competent tax authority of the PRC "resident enterprise" this indirect transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC taxes at a rate of up to 10%. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to us. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains, impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on transfer of our shares or any adjustment of such gains would cause us to incur additional costs. Further, although it appears that Circular 698 was not intended to apply to stock transfers of publicly traded companies, there is uncertainty as to the application of Circular 698 and we and our non-resident investors may be at risk of being required to file a tax return and being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698.

MANAGEMENT

Directors and executive officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/title
Charles Zhengyao Lu	43	Chairman and chief executive officer
Linan Zhu	50	Director
Erhai Liu	44	Director
Helen Wai Man Hsu	42	Director(1)
Lawrence Lei Lee	48	Director(1)
Lei Lin	45	Director(1)
Robert Yong Sha	41	Chief financial officer
Jenny Zhiya Qian	36	Executive vice-president of operations
Kevin Junhong Yao	39	Executive vice-president of sales and marketing
Eric Peiqiang Wang	37	Vice-president of information technology
Yifan Song	36	Vice-president of stores management, call centers and customer services

(1)
Ms. Hsu and Messrs. Lee and Lin have accepted appointments to be our directors effective upon the declaration of effectiveness of the registration statement of which this prospectus forms a part.

        Charles Zhengyao Lu is our chairman and has served as our chief executive officer since September 2007. Mr. Lu has over 17 years of entrepreneurial experience. Prior to founding our company, Mr. Lu founded UAA Beijing, a leading automobile club in China, and served as its chief executive officer from 2005 to 2007. Mr. Lu served as the president of Beijing Huaxia United Science & Technology Co., Ltd., or Huaxia United, a leading provider of IP long-distance call services for enterprises, from 2003 to 2005. Prior to that, he served as the president of Beijing Shenzhou Deke Technology Development Co., Ltd., or Deke Beijing, a system integration solutions provider. Mr. Lu graduated from University of Science & Technology Beijing in 1991 where he majored in industrial electric automation. He received an EMBA degree from Peking University in 2010.

        Linan Zhu has served as our director since November 2010. Mr. Zhu has been a director of Legend Holdings since 2000, and the president and managing director of Legend Capital Management Limited since April 2001. From June 1997 to March 2001, Mr. Zhu held various positions in Lenovo Group Limited, including head of planning and executive vice president. Prior to that, Mr. Zhu worked at Shenzhen New Saga Electronics Ltd. and served as the general manager from June 1993 through June 1997. Before that, he was the general manager in Legend Computer System Co., Ltd. (Shenzhen) from April 1989 to June 1993. Mr. Zhu serves on the board of directors of a number of companies, including Lenovo Group, and Peak Sport Products Co., Ltd., each a company listed on the Hong Kong Stock Exchange, Fosun Saturday Shoes Co., Ltd., a company listed on the Shenzhen Stock Exchange, Beijing Hony Future Investment Advisor Ltd., Jiangsu Hony Venture Capital, Raycom Co., Ltd., Right Lane Limited, and Shenzhen Yuto Printing Packing Co., Ltd. Mr. Zhu received his bachelor's degree in electronic engineering in 1984 and master's degree in electronic systems in 1987, both from Shanghai Jiao Tong University.

        Erhai Liu has served as our director since December 2009. Mr. Liu is also a managing director of Legend Capital. Prior to joining Legend Capital in 2003, Mr. Liu was the chief operating officer of China RailcomNet Co., Ltd. from 2001 to 2003, the deputy general manager of Clarent China from 2000 to 2001 and the director of the value-added service business of Jitong Communications Co., Ltd. from 1994 to 2000. Mr. Liu serves on the board of directors of a number of Legend Capital portfolio companies, including, Bitauto Holdings Limited, a company listed on the NYSE, Rock Mobile (Cayman) Corporation,

MAS Technology Company Limited, Chongqing New Standard Medical Equipment Co., Ltd., Universal Education Holdings and Coremax Group Limited. Mr. Liu received his bachelor's degree in telecommunications from Guilin University of Electronic Technology in 1990, and his master's degree in telecommunications and information system from Xidian University in 1994. He also received an EMBA degree from Peking University in 2003.

        Helen Wai Man Hsu will become our director upon the effectiveness of the registration statement of which this prospectus forms a part. Ms. Hsu has over 18 years of experience in accounting. She was a partner with Ernst & Young from 2005 to February 2011. From 1992 to 2004, Ms. Hsu worked at Ernst & Young in a number of positions, including accountant and senior manager. Ms. Hsu has served on the board of directors and audit committee of China Forestry Holdings Co., Ltd., a company engaged in the management of forests and sale of timber logs listed on the Hong Kong Stock Exchange, since July 2011 and Perfect Shape (PRC) Holdings Ltd., a slimming and beauty services company that is also listed on the Hong Kong Stock Exchange, since December 2011. Ms. Hsu received her bachelor's degree in business administration from the Chinese University of Hong Kong in 1992. Ms. Hsu is a member of the American Institute of Certified Public Accountants and a fellow member of the Hong Kong Institute of Certified Public Accountants.

        Lawrence Lei Lee will become our director upon the effectiveness of the registration statement of which this prospectus forms a part. Since November 2009, Mr. Lee has served as a managing director of the Boardroom Advisors Company Limited, a Beijing-based boutique advisory firm focusing on capital markets and corporate strategy. From October 2007 to November 2009, Mr. Lee served as the chief financial officer of Synutra International Inc., a PRC-based infant formula company listed on NASDAQ. From December 2006 to October 2007, Mr. Lee also served as an independent director of Synutra. From August 2004 to July 2007, Mr. Lee served as the chief financial officer of Kasen International Holdings Limited, a PRC-based upholstered furniture and leather products manufacturer listed on the Hong Kong Stock Exchange. From July 2001 to April 2004, Mr. Lee served as the chief financial officer of Eagle Brand Holdings Ltd., a building ceramics manufacturer. Mr. Lee received his bachelor's degree in engineering from the Beijing Institute of Technology in 1984, a master's degree in economics from Renmin University of China in 1987 and a master's degree in accounting and finance from the London School of Economics & Political Science in 1992. Mr. Lee is a fellow of the Association of Chartered Certified Accountants.

        Lei Lin will become our director upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Lin currently serves as the president and co-chief executive officer of Sinotrust International Information and Consulting (Beijing) Co., Ltd., a company he co-founded in 1992 providing business information, marketing research and consulting services. Prior to that, Mr. Lin worked in PRC Ministry of Foreign Trade and Economic Cooperation. He has served on the board of directors of Synutra International, Inc., a PRC-based infant formula company listed on NASDAQ, since October 2007. Mr. Lin received his bachelor's degree in applied mathematics in economics from Renmin University of China in 1990.

        Robert Yong Sha has served as our chief financial officer since January 2012. From September 2011 to December 2011, Mr. Sha served as the executive vice-president and chief financial officer of China Fortune Holdings Limited, a leading financial service provider in China with a focus on wealth management for institutional and individual customers. From December 2008 to August 2011, Mr. Sha served as the chief financial officer of ChinaCache International Holdings Ltd., a company listed on the NASDAQ Global Market and a leading provider of Internet content and application delivery services in China. Mr. Sha was the financial controller of that company from July 2005 to December 2008. From September 2003 to March 2005, Mr. Sha worked for Beijing Zenith Investment Company Limited, a real estate investment company as a senior executive advisor. From June 1999 to June 2003, Mr. Sha served as the financial controller of Xin De Telecom International Ventures Company Limited, a China-focused investment company jointly invested by Siemens AG and CITIC Group. Mr. Sha received his bachelor's and master's degrees in economics from Nankai University in 1993 and 1996, respectively. He is a CPA qualified in the PRC and a fellow member of the Chartered Association of Certified Accountants.

        Jenny Zhiya Qian has served as our executive vice-president of operations since September 2007. Prior to joining us, she was a vice-president of operations for UAA Beijing from 2005 to 2007, and the assistant to the president of Huaxia United from 2004 to 2005. Ms. Qian worked at Cheung Kong (Wuhan) Development Co., Ltd. from 1999 to 2004, where she served as a personnel manager and an assistant general manager. From 1998 to 1999, she was an assistant manager at SembCorp (Tianjin) Construction Engineering Co., Ltd. Wuhan Branch. Ms. Qian graduated from Wuhan Institute of Textile Science, Department of Business Administration, in 1998 where she majored in industry and foreign trade.

        Kevin Junhong Yao has served as our executive vice-president of sales and marketing since September 2007. Prior to joining us, he was a vice-president of sales and marketing for UAA Beijing from 2005 to 2007, and the general manager of Huaxia United from 2003 to 2005. Prior to that, he worked as a software engineer at the Guangzhou Baiyun International Airport Computer Information Management Center. Mr. Yao received his bachelor's degree in computer science from Nanjing University of Aeronautics and Astronautics in 1995. He received an MBA degree from The Chinese University of Hong Kong in 2007.

        Eric Peiqiang Wang has served as our vice-president of information technology since September 2007. Prior to joining us, he was a vice-president of information technology for UAA Beijing from 2005 to 2007, and the deputy general manager at Deke Beijing from 2002 to 2005. Mr. Wang worked at Beijing Teamsun Technology Co., Ltd., an IT services company, from 2000 to 2001, where he served as a project manager and technical department manager. Mr. Wang graduated from Xiamen University in 1998, where he majored in chemistry and minored in computer science.

        Yifan Song has served as our vice-president of stores management, call centers and customer services since September 2007. Before joining us, she was the head of customer services for UAA Beijing from 2005 to 2007. Prior to that, she served as the head of customer services at Yingtong Information System Co., Ltd., an internet service provider company from 2003 to 2005, and Shouchuang Internet Co., Ltd., another internet service provider company from 2000 to 2002. Ms. Song worked at Beijing Youheng Technology Co., Ltd. as a technical support manager from 1999 to 2000. She was a member of the technical support department at Beijing Ruide Hengchang Computer System Co., Ltd. from 1998 to 1999. Ms. Song graduated from the College of Electric Automation Engineering of Beijing Union University in 1998 where she majored in communication engineering. She holds an MBA from Central University of Finance and Economics of China.

Board of directors

        Our board of directors currently consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested as long as he or she has made a declaration of the nature of such interest and has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the board of directors

        Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit committee

        Our audit committee will consist of Ms. Helen Wai Man Hsu and Messrs. Lawrence Lei Lee and Erhai Liu and will be chaired by Ms. Hsu, upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Each of Ms. Hsu and Mr. Lee satisfies the "independence" requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules as well as the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Our audit committee will consist solely of independent directors that satisfy Rule 5605 of the NASDAQ Stock Market Marketplace Rules and the SEC requirements within one year of the completion of this offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with our independent registered public accounting firm any audit problems or difficulties and management's response and approving all proposed related party transactions, as defined in Item 404 of Regulation S;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately and periodically with the management and our independent registered public accounting firm;

  •
  reporting regularly to the full board of directors; and

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation committee

        Our compensation committee will consist of Messrs. Lawrence Lei Lee, Lei Lin and Charles Zhengyao Lu and will be chaired by Mr. Lee, upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Each of Messrs. Lee and Lin satisfies the "independence" requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  •
  reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

  •
  approving and overseeing the total compensation package for our executives other than the most senior executive officers;

  •
  reviewing and recommending to the board with respect to the compensation of our directors;

  •
  reviewing periodically and approving any long-term incentive compensation or equity plans; and

  •
  programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate governance and nominating committee

        Our corporate governance and nominating committee will consist of Messrs. Lei Lin and Linan Zhu and Ms. Helen Wai Man Hsu and will be chaired by Mr. Lin, upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Each of Mr. Lin and Ms. Hsu satisfies the "independence" requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

  •
  identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

  •
  reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

  •
  identifying and recommending to our board the directors to serve as members of committees;

  •
  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of directors

        Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the issuance and transfer of shares of our company, including the registering of such shares in our share register.

Terms of directors and officers

        Our directors hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Employment agreements

        We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence other than one which in the opinion of the board does not affect the executive's position, willful, disobedience of a lawful and reasonable order, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice.

        Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a period of one year following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

Compensation of directors and executive officers

        In 2011, we paid an aggregate of RMB970,560 (US$154,206) in cash compensation to our directors and executive officers.

        We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee's salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiaries have not contributed retirement and similar benefits to our officers and directors in 2011.

Share incentive plan

        In February 2012, we adopted our Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, consultants and other eligible persons and promote the success of our business. The maximum number of shares which may be issued pursuant to all awards under the Share Incentive Plan is 7,522,800. As of the date of this prospectus, we have not issued any awards under the plan. We intend to issue awards under our Share Incentive Plan in the near future after the completion of this offering.

        Plan administration.    The plan administrator is our board or a committee designated by our board.

        Awards.    We may grant options, restricted shares and restricted share units as well as other rights or benefits, such as share appreciation rights and dividend equivalent rights, under the Share Incentive Plan.

        Award agreement.    Awards granted under the Share Incentive Plan are evidenced by an award agreement that sets forth the material terms and conditions of any individual award granted.

        Exercise price and term of the awards.    The exercise price of an award shall be determined by the administrator in accordance with the Share Incentive Plan. The term of each award grant shall be determined by our plan administrator and stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant.

        Eligibility.    We may grant awards to our employees, non-employee directors and consultants or those of our related entities, except that we may not grant awards to consultants or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

        Vesting Schedule.    The vesting schedule is determined by the plan administrator and set forth in the award agreement for any individual award granted.

        Transfer Restrictions.    Subject to certain exceptions, awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution.

        Termination of Employment or Service.    In the event that an award recipient ceases employment with us or ceases to provide services to us, an award may be exercised following the termination of employment or service to the extent provided in the award agreement or determined by the plan administrator.

        Termination and Amendment of the Plan.    Unless terminated earlier, the Share Incentive Plan will terminate automatically in 2022. Our plan administrator has the authority to amend, suspend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no suspension, amendment or termination shall adversely affect any rights under awards previously granted without the consents of the holders of the awards.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to beneficially own more than 5% of our ordinary shares.

        The calculations in the table below are based on 250,760,000 ordinary shares outstanding as of the date of this prospectus. The total number of ordinary shares outstanding after the closing of this offering will be 294,760,000 shares, assuming that the underwriters do not exercise their option to purchase additional ADSs.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering		Shares beneficially owned after this offering(1)
Name	Number	%	Number	%
Directors and Executive Officers:
Charles Zhengyao Lu(2)	73,020,000	29.12	73,020,000	24.77
Linan Zhu(3)	161,720,000	64.49	161,720,000	54.86
Erhai Liu(4)	161,720,000	64.49	161,720,000	54.86
Helen Wai Man Hsu	—	—	—	—
Lawrence Lei Lee	—	—	—	—
Lei Lin	—	—	—	—
Robert Yong Sha	—	—	—	—
Jenny Zhiya Qian	—	—	—	—
Kevin Junhong Yao	—	—	—	—
Eric Peiqiang Wang	—	—	—	—
Yifan Song	—	—	—	—
All directors and executive officers as a group	234,740,000	93.61	234,740,000	79.63
Principal Shareholders:
Grand Union Investment Fund, L.P.(5)	161,720,000	64.49	161,720,000	54.86
Haode Group Inc.(6)	60,560,000	24.15	60,560,000	20.55

(1)
Assumes that the underwriters do not exercise their option to purchase additional ADSs.

(2)
Includes 60,560,000 ordinary shares held by Haode Group Inc., and 12,460,000 ordinary shares held by Sky Sleek Limited. Haode Group Inc., a British Virgin Islands company, is wholly owned by Lucky Milestone Limited, a Bahamus company, which is in turn ultimately wholly owned by Cititrust (Singapore) Limited, as trustee of The Lu's Family Trust. The Lu's Family Trust is an irrevocable trust constituted under the laws of the Cayman Islands with Ms. Lichun Guo, the wife of Mr. Charles Zhengyao Lu, our chairman and chief executive officer, as the settler and certain family members of Mr. Lu as the beneficiaries. Ms. Lichun Guo is the sole director of Haode Group Inc. Ms. Guo exercises investment and voting control over the ordinary shares owned by Haode Group Inc. The registered address of Haode Group Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Lucky Milestone Limited is P.O. Box N-1576,

  Nassau, Bahamas. Ms. Lichun Guo is the sole director and the sole shareholder of Sky Sleek Limited, a British Virgin Islands company. Ms. Guo exercises investment and voting control over the ordinary shares owned by Sky Sleek Limited. Mr. Lu disclaims beneficial ownership of all shares held by Sky Sleek Limited. The registered address of Sky Sleek Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)
Includes 161,720,000 ordinary shares held by Grand Union, an exempted limited partnership registered under the laws of the Cayman Islands and an affiliate of Legend Holdings. The general partner of Grand Union is Grand Union Management Limited, an exempted company incorporated under the laws of the Cayman Islands. The directors of Grand Union Management Limited are Mr. Linan Zhu and Mr. Erhai Liu, who share the investment and voting power of Grand Union Management Limited. Mr. Linan Zhu disclaims beneficial ownership of the ordinary shares owned by Grand Union, except to the extent of his pecuniary interest therein. Mr. Linan Zhu's business address is 10th Floor, Tower A, Raycom Info. Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, 100080, People's Republic of China.

(4)
Includes 161,720,000 ordinary shares held by Grand Union, an exempted limited partnership registered under the laws of the Cayman Islands and an affiliate of Legend Holdings. The general partner of Grand Union is Grand Union Management Limited, an exempted company incorporated under the laws of the Cayman Islands. The directors of Grand Union Management Limited are Mr. Linan Zhu and Mr. Erhai Liu, who share the investment and voting power of Grand Union Management Limited. Mr. Erhai Liu disclaims beneficial ownership of the ordinary shares owned by Grand Union, except to the extent of his pecuniary interest therein. Mr. Erhai Liu's business address is 10th Floor, Tower A, Raycom Info. Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, 100080, People's Republic of China.

(5)
Includes 161,720,000 ordinary shares held by Grand Union, an exempted limited partnership registered under the laws of the Cayman Islands and an affiliate of Legend Holdings. The general partner of Grand Union is Grand Union Management Limited, an exempted company incorporated under the laws of the Cayman Islands. The directors of Grand Union Management Limited are Mr. Linan Zhu and Mr. Erhai Liu, who share the investment and voting power of Grand Union Management Limited. Mr. Linan Zhu's and Mr. Erhai Liu's business address is 10th Floor, Tower A, Raycom Info. Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, 100080, People's Republic of China.

(6)
Includes 60,560,000 ordinary shares held by Haode Group Inc. Haode Group Inc., a British Virgin Islands company, is wholly owned by Lucky Milestone Limited, a Bahamus company, which is in turn ultimately wholly owned by Cititrust (Singapore) Limited, as trustee of The Lu's Family Trust. The Lu's Family Trust is an irrevocable trust constituted under the laws of the Cayman Islands with Ms. Lichun Guo, the wife of Mr. Charles Zhengyao Lu, our chairman and chief executive officer, as the settler and certain family members of Mr. Lu as the beneficiaries. Ms. Lichun Guo is the sole director of Haode Group Inc. Ms. Guo exercises investment and voting control over the ordinary shares owned by Haode Group Inc. The registered address of Haode Group Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Lucky Milestone Limited is P.O. Box N-1576, Nassau, Bahamas. The registered address of Buchanan Limited is 27 Hospital Road, P.O. Box 1170, George Town, Grand Cayman, Cayman Islands, KY1-1102.

        Haode Group Inc. has granted the underwriters an option to purchase an additional 825,000 ADSs representing 3,300,000 ordinary shares within 30 days from the date of this prospectus. Assuming 298,060,000 ordinary shares outstanding immediately after the closing of this offering and the exercise of the option to purchase additional ADSs in full by the underwriters, Haode Group Inc. will own 19.21% of our ordinary shares, and Mr. Charles Zhengyao Lu, our chairman and chief executive officer, will be deemed to beneficially own 23.39% of our ordinary shares as a result of his relationship with Haode Group Inc. as described under footnote (2) above. The selling shareholder may be deemed an underwriter.

        As of the date of this prospectus, none of our shareholders were record holders in the United States. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Transactions with certain directors, shareholders and affiliates

Rental services provided to an affiliate

        In 2009, we provided short-term rental services to UAA Beijing, a company controlled by Mr. Charles Zhengyao Lu, our chairman and chief executive officer. The total rental revenues for the services provided amounted to approximately RMB2.9 million in 2009. UAA Beijing fully paid the rental fees in 2010.

Related party loans

        From July 2010 to January 2012, Legend Holdings, a former shareholder of our company, provided loans to us to finance our acquisition of Beijing Beichen as well as our vehicle acquisitions and business operations. As of December 31, 2011, the outstanding principal amount of loans from Legend Holdings amounted to RMB720.0 million (US$114.4 million), bearing interest at floating interest rates between 7.04% and 7.87%. These loans have terms of one to two years. In January 2012, Legend Holdings provided a loan in the principal amount of RMB150.0 million (US$23.8 million) to us to finance our business operations. The loan is repayable in one year and bears interest at an interest rate of 7.22% per annum. During the same period, Legend Holdings, through its subsidiary, provided an additional loan in the principal amount of RMB37.8 million (US$6.0 million) to us. The loan is repayable at the earlier date of two years from the date of borrowing or the date of the closing of this offering. The loan bears interest at an interest rate of 7.22% per annum.

        In addition, we have entered into certain loan arrangements in the past with certain of our other related parties, including (i) our affiliates, UAA Beijing, Huaxia United, China Youtong Science & Technology (Beijing) Co., Ltd., or Youtong Beijing, Huaxia Auto Network, Deke Beijing, Beijing Huaxia United Culture and Media Co, Ltd., or United Media, and Beijing Chexing Tianxia Consultancy Co., Ltd., or Chexing Tianxia, Beijing Huaxia United Automobile Service Co., Ltd., or United Service, each controlled by Mr. Lu, and (ii) Mr. Lu.

        The following table sets forth the loan arrangements between us and these related parties in 2009, 2010 and 2011, as well as the amounts due to and from these related parties as of December 31, 2011. In May 2010, we provided a loan in the principal amount of RMB10 million to UAA Beijing to meet its working capital needs. This loan was unsecured, subject to interest at 8% per annum and had a term of two years. The remaining loan arrangements with the related parties were made in oral form and were unsecured, interest-free and payable on demand, and were extended to meet the receiving party's short-term working capital needs.

	Amounts in the year ended December 31					Amounts Outstanding as of December 31
(in thousands)	2009	2010	2011			2011
Amount due from related parties
UAA Beijing	RMB11,926	RMB43,830	RMB4,160	US$	661	RMB—	US$	—
Borrowings made to	11,926	43,348	3,351		532	—		—
Loan interest receivable from	—	482	809		129
Deke Beijing	—	—	3,460		550	12,070		1,918
Amount due to related parties
UAA Beijing	RMB227	RMB20,135	RMB7,514	US$	1,194	RMB8,253	US$	1,311
Borrowings from	227	20,135	7,514		1,194	—		—
Repayments of borrowings to	—	—	—		—	—		—
Huaxia United	4,400	(6,500)	—		—	11,900		1,891
Borrowings from	7,600	8,000	—		—	—		—
Repayments of borrowings to	(3,200)	(14,500)	—		—	—		—
Youtong Beijing	500	(15,534)	—		—	—		—
Borrowings from	500	—	—		—	—		—
Repayments of borrowings to	—	(15,534)	—		—	—		—
Huaxia Auto Network	(14)	(15,832)	—		—	5,200		826
Borrowings from	200	—	—		—	—		—
Repayments of borrowings to	(214)	(15,832)	—		—	—		—
Deke Beijing	77	(31,429)	—		—	—		—
Borrowings from	130	1	—		—	—		—
Repayments of borrowings to	(53)	(31,430)	—		—	—		—
Chexing Tianxia	(40)	(259)	—		—	—		—
Borrowings from	60	1	—		—	—		—
Repayments of borrowings to	(100)	(260)	—		—	—		—
United Media	—	(9,350)	—		—	—		—
Borrowings from	—	—	—		—	—		—
Repayments of borrowings to	—	(9,350)	—		—	—		—
United Service	—	1,550	—		—	—		—
Repayments of borrowings to	—	1,550	—		—	—		—
Mr. Lu	—	(600)	—		—	—		—
Borrowings from	—	—	—		—	—		—
Repayments of borrowings to	—	(600)	—		—	—		—

        With respect to borrowings from related parties other than Legend Holdings, we recorded imputed interest expenses amounting to RMB5.3 million, RMB1.9 million and nil based on the prevailing market interest rates as deemed contribution for the years ended December 31, 2009, 2010 and 2011, respectively.

        In February 2012, we went through a series of debt restructurings with Deke Beijing, UAA Beijing and Huaxia Auto Network. As a result of the restructuring, all the interest-free loans extended to us by Deke Beijing, UAA Beijing, Huaxia United and Huaxia Auto Network or by us to these related parties were fully settled except for the amounts of RMB11.9 million (US$1.9 million) and RMB1.3 million (US$0.2 million) due to Huaxia United and Deke Beijing, respectively, as evidenced by promissory notes. The promissory notes are payable to the bearers on demand.

Guarantees provided by our chairman and affiliated companies

        In 2010 and 2011, Legend Holdings provided guarantees for certain of our borrowings under our loan agreements or capital lease agreements with the financial institutions. The aggregate outstanding amount of borrowings from financial institutions guaranteed by Legend Holdings amounted to RMB2,281.2 million (US$362.4 million) as of December 31, 2011, RMB368.3 million (US$58.5 million) of which were also secured by certain of our rental vehicles.

        In 2010 and 2011, Mr. Lu provided guarantees for our capital lease arrangements with financial institutions. These amounts were RMB11.3 million and RMB3.3 million (US$0.5 million) as of December 31, 2010 and 2011, respectively. Such capital lease arrangements were also secured by our prepaid land lease and a building of Lianhui Langfang.

        In 2010 and 2011, Mr. Lu provided guarantees for our borrowings from banks and other financial institutions. These amounts were RMB5.5 million and nil as of December 31, 2010 and 2011, respectively. These borrowings were also secured by our vehicles.

Private placements

        As part of our restructuring in anticipation for our initial public offering, on December 14, 2011, we issued an aggregate of 10,000 ordinary shares to certain investors for an aggregate consideration of US$36.1 million: (i) 5,673 ordinary shares to Right Lane Limited for a cash consideration of US$21.0 million, (ii) 3,028 ordinary shares to Haode Group Inc. for a cash consideration of US$10.6 million, (iii) 623 ordinary shares to Sky Sleek Limited for a cash consideration of US$2.1 million, (iv) 271 ordinary shares to Qun Cheng Limited for a cash consideration of US$0.9 million, (v) 248 ordinary shares to Amplewood Resources Limited for a cash consideration of US$0.9 million, and (vi) 157 ordinary shares to Grand Joy Worldwide Limited for a cash consideration of US$0.5 million.

        On December 15, 2011, we issued another 2,538 ordinary shares to LC Fund III, L.P. in exchange for all of its shares in CAR Hong Kong.

        On February 24, 2012, we effected a share split, pursuant to which each ordinary share was subdivided into 20,000 ordinary shares, and the par value of the shares was changed from US$1.0 per share to US$0.00005 per share.

Employment agreements

        See "Management—Employment agreements."

Share incentive plan

        See "Management—Share incentive plan."

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$250,000 divided into 5,000,000,000 ordinary shares, with a par value of US$0.00005 each. As of the date of this prospectus, there are 250,760,000 ordinary shares issued and outstanding.

        We have adopted the amended and restated memorandum and articles of association that will take effect upon the closing of this offering to replace our current memorandum and articles of association in their entirety. The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Exempted company

        We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company is not required to open its register of members for inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

Ordinary shares

General

        Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

        The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of members

        Under Cayman Islands law, we must keep a register of members and there must be entered therein:

(a)
the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)
the date on which the name of any person was entered on the register as a member; and

(c)
the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us to Citibank, N.A. as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

        If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the court for an order that the register be rectified.

Voting rights

        Each ordinary share will be entitled to one vote.

        Voting at any meeting of shareholders will be decided by a show of hands, unless voting by way of poll is required by the Nasdaq Stock Market Marketplace Rules or a poll is demanded by the chairman of such meeting.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General meetings and shareholder proposals

        As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that an annual general meeting shall be held each year at such time and place as may be determined by our directors.

        A quorum required for a meeting of shareholders consists of at least two shareholders representing not less than one-third in nominal value of the total issued voting shares in our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of ordinary shares

        Subject to the restrictions in our articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

  •
  the ordinary shares transferred are free of any lien in favor of us.

        If our directors refuse to register a transfer they are obligated to, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on ordinary shares and forfeiture of ordinary shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of ordinary shares

        Under the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares by our board of directors or by special resolution of our shareholders provided:

(a)
no share can be redeemed unless it is fully paid up;

(b)
no share can be redeemed such that there are no shares outstanding; and

(c)
no share can be redeemed after we have commenced liquidation.

        The payment of the redemption price may be made out of profits, or, subject to us being able to pay our debts as they fall due in the ordinary course of business immediately after such payment, be made out of the share premium account or capital (including capital redemption reserve).

Variations of rights of shares

        All or any of the special rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of books and records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where you can find additional information."

Changes in capital

        Our shareholders may from time to time by ordinary resolutions:

  •
  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        Subject to the Companies Law, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

History of securities issuances

        The following is a summary of our securities issuances and repurchases since our incorporation on July 13, 2011.

Ordinary shares

        In connection with our incorporation, we transferred the initial subscriber share of par value of US$1.0 per share and issued 99 ordinary shares at a par value of US$1.0 per share to Ms. Lichun Guo, the wife of Mr. Charles Zhengyao Lu, our chairman and chief executive officer.

        As part of our restructuring in anticipation for our initial public offering, on December 14, 2011, we issued an aggregate of 10,000 ordinary shares to certain investors for an aggregate consideration of US$36.1 million, including (i) 5,673 ordinary shares to Right Lane Limited for a cash consideration of US$21.0 million, (ii) 3,028 ordinary shares to Haode Group Inc. for a cash consideration of

US$10.6 million, (iii) 623 ordinary shares to Sky Sleek Limited for a cash consideration of US$2.1 million, (iv) 271 ordinary shares to Qun Cheng Limited for a cash consideration of US$0.9 million, (v) 248 ordinary shares to Amplewood Resources Limited for a cash consideration of US$0.9 million, and (vi) 157 ordinary shares to Grand Joy Worldwide Limited for a cash consideration of US$0.5 million.

        Concurrently with the share issuance, we repurchased all the ordinary shares held by Ms. Guo at a par value of US$1.0 per share.

        On December 15, 2011, we issued 2,538 ordinary shares to LC Fund III, L.P. in exchange for all its shares in CAR Hong Kong.

        On January 10, 2012, LC Fund III, L.P. transferred all its shareholding to Grand Union. On the same day, Right Lane Limited transferred 5,548 shares to Grand Union and 125 shares to Grandsun International Investment Limited.

        On February 24, 2012, we effected a share split, pursuant to which each ordinary share was subdivided into 20,000 ordinary shares, and the par value of the shares was changed from US$1.0 per share to US$0.00005 per share.

Differences in corporate law

        The Companies Law is modeled after that of the English companies legislation but does not follow recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and similar arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company, or (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the due majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the arrangement is such that a businessman would reasonably approve; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90.0% of the shares affected (within four months), the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

        If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' suits

        In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

  •
  an act which is illegal or ultra vires;

  •
  an action which requires a resolution with a qualified or special majority which has not been obtained; and

  •
  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Directors' fiduciary duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder action by written resolution

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our post-offering memorandum and articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a meeting without a meeting being held.

Cumulative voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of directors

        Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed, except in limited circumstances, by an ordinary resolution of shareholders or affirmative votes of at least two-thirds of our board of directors.

Transactions with interested shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target's outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under the Companies Law, our company may be dissolved, liquidated or wound up by either an order of the courts of Cayman Islands or a special resolution, or by an ordinary resolution if our company is unable to pay its debts as they fall due.

Variation of rights of shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association and as permitted by the Companies Law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class entitled to vote in person or by proxy at a shareholders meeting.

Amendment of governing documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of books and records

        Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover provisions

        Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of non-resident or foreign shareholders

        There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares issued or issuable upon conversation of the preferred shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        Citibank, N.A. has agreed to act as the depositary for the American depositary shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American depositary shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American depositary receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

        We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-180627 when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

        Each ADS represents the right to receive four ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and distributions

        As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of shares

        Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of rights

        Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

        The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

        The depositary will not distribute the rights to you if:

  •
  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

  •
  We fail to deliver satisfactory documents to the depositary; or

  •
  It is not reasonably practicable to distribute the rights.

        The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

        The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other distributions

        Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

        The depositary will not distribute the property to you and will sell the property if:

  •
  We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

  •
  We do not deliver satisfactory documents to the depositary; or

  •
  The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes affecting ordinary shares

        The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

        If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon deposit of ordinary shares

        The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

        When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

  •
  The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

  •
  All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

  •
  You are duly authorized to deposit the ordinary shares.

  •
  The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

  •
  The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, combination and split up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

  •
  ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

  •
  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

  •
  provide any transfer stamps required by the State of New York or the United States; and

  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of shares upon cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

  •
  Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

  •
  Obligations to pay fees, taxes and similar charges.

  •
  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

        The delivery of ordinary shares to you will be evidenced by entry of the details of your shareholding into our register of members and the delivery of share certificates to you in relation to such ordinary shares. If your ADSs are cancelled and we fail to update our register of members to reflect your shareholding, you will have the right to apply to the courts of the Cayman Islands for an order that our register of members be rectified.

Voting rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. See "Description of share capital—Ordinary shares—Voting rights" for a summary of the voting rights of holders of ordinary shares.

        As soon as practicable, after receipt of notice by the depositary at least thirty (30) days prior to a shareholders meeting or the voting deadline for a consent or solicitation of proxies, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

        Voting at our shareholders' meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders' meeting by show of hands, the depositary bank will instruct the custodian to vote directly or by proxy all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders' meeting by poll, the depositary bank will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

        In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received from ADS holders and provided that the depositary received notice of the meeting or solicitation of vote at least 30 days prior to such meeting or vote, such ADS holder will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by the Company to vote the ordinary shares represented by such ADSs. No discretionary proxy will be given with respect to any matter as to which the Company informs the Depositary that the Company does not wish such proxy to be given, and no discretionary proxy will be given with respect to any matter as to which the Company informs the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the Company will be materially and adversely affected.

        The depositary (or its proxy) acting on behalf of ADS holders has the option of voting in person or by proxy at a shareholders' meeting.

        Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and charges

        As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

        As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex and fax transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

  •
  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

        Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

        The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and termination

        We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on obligations and liabilities

        The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

  •
  We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

  •
  The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  •
  The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

  •
  We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  •
  We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

  •
  We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

  •
  We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  •
  We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-release transactions

        Subject to the terms and conditions of the deposit agreement, the depositary may issue to brokers/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to brokers/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions" and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign currency conversion

        The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 11,000,000 outstanding ADSs representing approximately 14.93% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the NASDAQ Global Select Market, a regular trading market for our ADSs may not develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up agreements

        We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of Morgan Stanley & Co. International plc, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for a period ending 180 days after the date of this prospectus, except certain exceptions as described in "Underwriting."

        Mr. Charles Zhengyao Lu, our Chairman and chief executive officer, and Grand Union, our principal shareholder, have agreed not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 360 days after the date of this prospectus. All of our other directors, executive officers and existing shareholders have agreed, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the respective restricted periods, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

        The respective restricted periods are subject to adjustment under certain circumstances. If (1) during the last 17 days of a restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of a restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of a restricted period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and existing shareholders, such extension is waived by Morgan Stanley & Co. International plc, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

        A person who is deemed to be an affiliate of ours and who has beneficially owned "restricted securities" for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  •
  1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 2,947,600 shares immediately after this offering; or

  •
  the average weekly trading volume of the ADSs representing our ordinary shares on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

        In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

        The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax laws, it represents the opinion of Han Kun Law Offices, our PRC counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption "—United States federal income taxation" constitute the opinion of Kirkland & Ellis International LLP, our United States counsel, as to the material United States federal income tax consequences to United States Holders (as defined below) of an investment in the ADSs or the ordinary shares to which such ADSs relate.

Cayman Islands taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China taxation

        We are a holding company incorporated in the Cayman Islands and our income depends primarily on dividends from our PRC subsidiaries. The New EIT Law and its implementation rules provide that a 10% PRC withholding tax will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the competent PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws, will be subject to withholding tax at the rate of 5%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to approval of the relevant tax authority. Furthermore, SAT promulgated Circular 601 in October 2009, which provides guidance for determining whether a resident of a contracting state is the "beneficial owner" of an item of income under China's tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for tax benefits under the treaties or arrangements. Generally, a conduit company is a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See "Risk factors—Risk related to doing business in the People's Republic of China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition."

        Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their "de facto management body" located within China are considered to be PRC resident enterprises for PRC enterprise income tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law Implementation Regulations define the term "de facto management body" as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decision are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders' meeting are located or kept within the PRC; and (iv) at least half of the enterprise's directors with voting rights or senior management reside within the PRC. Although Circular 82 explicitly provides that the above standards apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups as controlling investors, the determining criteria set forth in Circular 82 may reflect SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. We currently do not believe that we or our Hong Kong subsidiary meet all of the conditions above thus we do not believe that we are, or our Hong Kong subsidiary is, a PRC resident enterprise but there can be no assurance in this regard. If we and/or our Hong Kong subsidiary were considered to be a PRC tax resident enterprise, we and/or our Hong Kong subsidiary would be subject to a PRC enterprise income tax on our and/or its worldwide taxable income at a tax rate of 25% and to certain reporting obligations. See "Risk factors—Risks related to doing business in the People's Republic of China—We may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax."

        The implementation rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income, if we are considered a PRC tax resident enterprise for tax purposes, and as a result, such dividends and capital gains paid to overseas shareholders or ADS holders that are non-PRC resident enterprises may be subject to PRC income tax at a rate of up to 10%, unless otherwise exempted or reduced under relevant tax treaties or arrangements between the PRC and relevant foreign jurisdictions. Under the PRC Individual Income Tax Law promulgated on September 10, 1980, as amended in 1993, 1999, 2005, 2007 and 2011 and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not residents of the PRC are ordinarily subject to a PRC withholding tax at a rate of 20% and PRC source gains realized by such investors on the transfer of ADSs or shares would be subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. See "Risk factors—Risks related to doing business in the People's Republic of China—You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs or ordinary shares."

        Pursuant to Circular 698, issued by SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Although it appears that Circular 698 was not intended to apply to stock transfers of publicly traded companies, there is uncertainty as to the application of Circular 698. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Our acquisition of equity interests in other companies and the transfer of our shares by certain then shareholders to us and other relevant parties in 2011 and 2012 respectively may be subject to income tax on capital gains generated from such transfers of the shares. See "Risk factors—Risks related to doing business in the People's Republic of China—The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us."

        Under PRC laws, payers of the PRC sourced income to non-PRC-resident enterprises are generally obligated to withhold PRC income taxes from the payment. In the event of failure to withhold, the non-PRC-resident enterprises are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC-resident enterprises will result in penalties, including full payment of taxes owed, fines, and default interest on those taxes.

United States federal income taxation

        The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service ("IRS") and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This discussion applies only to a United States Holder that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

  •
  banks;

  •
  certain financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  brokers or dealers in stocks and securities, or currencies;

  •
  traders that elect to use a mark-to-market method of accounting;

  •
  certain former citizens or residents of the United States subject to Section 877 of the Code;

  •
  tax-exempt organizations and entities;

  •
  persons subject to the alternative minimum tax provisions of the Code;

  •
  persons whose functional currency is other than the United States dollar;

  •
  persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

  •
  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

  •
  persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

  •
  partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities.

        If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or ordinary shares is encouraged to consult its own tax advisors regarding the tax consequences of holding our ADSs or ordinary shares.

        The following discussion is not a substitute for careful tax planning and advice. Investors considering the purchase of ADSs or ordinary shares are encouraged to consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the federal estate or gift tax laws or the laws of any state, local and non-United States taxing jurisdiction or under any applicable tax treaty.

        For purposes of the discussion below, a "United States Holder" is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

        The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

        If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

        The United States Treasury Department and the IRS have expressed concerns that United States holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States holders of ADSs, including individual United States holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Dividends and other distributions on the ADSs or ordinary shares

        Subject to PFIC rules discussed below, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any PRC withholding taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

        Dividends received by a non-corporate United States Holder in taxable years beginning before January 1, 2013, may qualify for lower rates of tax applicable to "qualified dividend income," if the dividends are paid by a "qualified foreign corporation" and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

        Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see "—People's Republic of China taxation"), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

        Even if dividends that we pay are treated as paid by a qualified foreign corporation, non-corporate United States Holders will not be eligible for reduced rates of taxation if they do not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such United States Holders elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends that we pay if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

        You are encouraged to consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

        Any PRC withholding taxes (not in excess of any applicable treaty rate) imposed on dividends paid to you with respect to ADSs or ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you are encouraged to consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or ordinary shares

        You will recognize gain or loss on a sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under "—Passive foreign investment company" below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADS or ordinary share for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

        Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of ADSs or ordinary shares (see "—People's Republic of China taxation"), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or "basket" of income for purposes of the foreign tax credit under Section 865(h) of the Code. You are encouraged to consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive foreign investment company

        Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2012 or the foreseeable future. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year or for any future taxable year or that the IRS will not take a contrary position. Therefore, for the reasons expressed in this paragraph, Kirkland & Ellis International LLP, our United States tax counsel, expresses no opinion with respect to our PFIC status for any taxable year or our expectations contained in this paragraph.

        A non-United States corporation such as ourselves will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

  •
  at least 75% of its gross income for such year is passive income; or

  •
  at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. In addition, the determination of whether we are a PFIC is based on the interpretation of certain United States Treasury regulations relating to rental income and the application of those rules to our subsidiaries, which regulations are potentially subject to differing interpretation.

        The determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years.

        If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a "mark-to-market" election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any "excess distribution" that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

  •
  the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

  •
  the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

  •
  the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

        If we are a PFIC for any taxable year during which a United States Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such United States Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. United States Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or ordinary shares constitute "marketable stock." Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we became a PFIC, but no assurances are given in this regard.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        In certain circumstances, a United States Holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

        A United States Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You are encouraged to consult your own tax advisor regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information reporting and backup withholding

        Information reporting to the IRS and backup withholding (currently at a rate of 28%) generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

        Under legislation enacted in 2010, United States Holders who are individuals generally will be required to report information relating to an interest in non-United States securities (such as ADSs or ordinary shares) subject to exceptions, including an exception for securities held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all "specified foreign financial assets" (as defined in the Code) does not exceed a certain threshold.

        United States Holders are encouraged to consult their tax advisors regarding the application of the information reporting and backup withholding rules.

UNDERWRITING

        We are offering the ADSs described in this prospectus through a number of underwriters. Morgan Stanley & Co. International plc, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
Morgan Stanley & Co. International plc

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	11,000,000

        The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to $            per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters. Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer in the United States, Morgan Stanley & Co. LLC.

        The underwriters have an option to buy up to 1,650,000 additional ADSs from us and the selling shareholder. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered. The selling shareholder has also entered into the underwriting agreement with the underwriters.

        The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is $            per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Without option exercise	With full option exercise
Per ADS	$	$
Total	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $5.2 million.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. International plc, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The restrictions described in the immediately preceding paragraph do not apply to (i) the ordinary shares or ADSs sold by us to the underwriters in the offering, or (ii) employee share options, restricted shares or other equity incentives that are granted or issued pursuant to our Share Incentive Plan, provided that such employee share options, restricted shares or other equity incentives are not convertible, exercisable or exchangeable in any way for our ordinary shares or ADSs for a period of 180 days after the date of this prospectus.

        All of our directors, executive officers and existing shareholders have agreed to enter into lock-up agreements with the underwriters prior to the commencement of this offering. Mr. Charles Zhenyao Lu, our chairman and chief executive officer, and Grand Union, our principal shareholder, have agreed to a 360-day resticted period and all of our other directors, executive officers and existing shareholders have agreed to a 180-day restricted period. Pursuant to the lock-up agreemets, our directors, executive officers and existing shareholders may not, without the prior written consent of Morgan Stanley & Co. International plc, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (including, without limitation, ordinary shares or ADSs or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs. Notwithstanding the foregoing, if (1) during the last 17 days of a restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of a restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of a restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The restrictions described in the immediately preceding paragraph do not apply to transfers or distributions of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs (i) to members or shareholders, (ii) as bona fide gifts, (iii) to an immediate family member or a trust formed for the benefit of an immediate family member, or (iv) through will or intestacy, provided that such transferee or distributee shall agree in writing to be subject to the restrictions described herein.

        We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        We have applied to have our ADSs approved for listing on the NASDAQ Global Select Market under the symbol "CARH."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional ADSs referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

        Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded ADSs of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the European Union Prospectus Directive, or a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

        (a)   to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

        (b)   to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

        (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

        (d)   in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measures in each Relevant Member State.

Notice to prospective investors in the United Kingdom

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Switzerland

        Neither this prospectus nor any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the ADSs are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the ADSs may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

        (a)   you confirm and warrant that you are either:

            (i)  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

           (ii)  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

          (iii)  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act,

        and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

        (b)   you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to prospective investors in Cayman Islands

        This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Notice to prospective investors in United Arab Emirates

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Notice to prospective investors in Hong Kong

        The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in the PRC

        This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC.

Notice to prospective investors in Japan

        The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

        (a)   a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

        (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

          (1)   to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

          (2)   where no consideration is or will be given for the transfer; or

          (3)   where the transfer is by operation of law.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the NASDAQ Global Select Market listing fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	US$	18,121
NASDAQ Global Select Market listing fee		25,000
FINRA filing fee		16,313
Printing and engraving expenses		320,000
Legal fees and expenses		3,352,000
Accounting fees and expenses		809,846
Miscellaneous		641,000
Total	US$	5,182,280

 LEGAL MATTERS

        We are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by King & Wood Mallesons Lawyers. Kirkland & Ellis International LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon King & Wood Mallesons Lawyers with respect to matters governed by PRC law.

EXPERTS

        Our consolidated financial statements as of December 31, 2010 and 2011 and for each of the years in the three-year period ended December 31, 2011 appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The offices of Ernst & Young Hua Ming are located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, China, 200120.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. For further information about us and our ADSs, we refer you to the registration statement and the exhibits and schedules filed thereto.

        Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and holders of more than 10% of our ordinary shares are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC's website at www.sec.gov.

Page
China Auto Rental Holdings Inc.
Index to consolidated financial statements
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2010 and 2011	F-4 - F-5
Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011	F-7 - F-8
Consolidated Statements of Changes in Shareholders' (Deficit)/Equity for the years ended December 31, 2009, 2010 and 2011	F-9 - F-10
Notes to the Consolidated Financial Statements	F-11 - F-55

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)
Consolidated financial statements
For the years ended December 31, 2009, 2010 and 2011

Report of independent registered public accounting firm

The Board of Directors and Shareholders of China Auto Rental Holdings Inc. (formerly known as China Auto Rental Inc.)

        We have audited the accompanying consolidated balance sheets of China Auto Rental Holdings Inc. (the "Company") as of December 31, 2010 and 2011, and the related consolidated statements of operations, cash flows and changes in shareholders' (deficit)/ equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Auto Rental Holdings Inc. at December 31, 2010 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shanghai, the People's Republic of China

February 27, 2012

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Consolidated balance sheets

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

		December 31,
	Notes	2010	2011
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		81,062	637,245	101,248
Available-for-sale investments	6	198	148	24
Accounts receivable (net of allowance for doubtful accounts of RMB 178 and RMB 889 (US$141) as of December 31, 2010 and 2011, respectively)	7	12,330	34,454	5,474
Due from related parties	22	34	12,104	1,923
Net investment in direct financing leases—current	12	395	13,440	2,135
Inventories	8	1,870	10,996	1,747
Prepayments	9	65,192	104,003	16,524
Other current assets	10	6,060	29,054	4,616
Due from shareholders	22	29	35	6
Deferred tax assets	21	—	161	26

Total current assets		167,170	841,640	133,723

Non-current assets:
Rental vehicles, net	11	917,515	2,413,847	383,522
Other property, plant and equipment, net	11	16,918	65,982	10,483
Net investment in direct financing leases—non-current	12	2,777	16,210	2,576
Prepayments for vehicle purchases	15	950	125,959	20,013
Prepaid land leases	14	—	7,583	1,205
Acquired intangible assets, net	16	16,117	27,208	4,323
Rental deposits		—	4,372	695
Deposits for capital leases	17	9,855	28,180	4,477
Restricted cash	18	300	8,762	1,392
Due from a related party	22	14,446	—	—
Deferred issuance cost arising from borrowings		—	767	122
Deferred tax assets	21	—	469	75
Goodwill		108	227	36

Total non-current assets		978,986	2,699,566	428,919

TOTAL ASSETS		1,146,156	3,541,206	562,642

The accompanying notes are an integral part of the consolidated financial statements.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Consolidated balance sheets (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

		December 31,
	Notes	2010	2011
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	19	—	217,000	34,478
Accounts payable		907	5,939	944
Accrued expenses and other current liabilities	20	22,166	165,118	26,235
Prepayments from customers		20,134	85,957	13,657
Long-term borrowings due within one year	19	218,967	825,497	131,158
Obligations under capital leases—current	13	10,058	3,273	520
Due to related parties	22	—	25,353	4,028
Due to shareholders	22	167,833	761,933	121,059
Income tax payable	21	50	1,224	194

Total current liabilities		440,115	2,091,294	332,273

Non-current liabilities:
Due to a shareholder	22	200,000	—	—
Obligations under capital leases—non-current	13	1,236	—	—
Long-term borrowings	19	403,514	1,285,180	204,195
Deposits received for vehicle rental		—	9,270	1,473
Deferred tax liabilities	21	4,059	7,219	1,147

Total non-current liabilities		608,809	1,301,669	206,815

Commitment and contingencies	25	—	—	—
Shareholders' equity:
Ordinary shares (par value of US$0.00005 per share; 1,000,000,000 shares authorized as at December 31, 2010 and 2011; 199,200,000, and 250,760,000 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	27	63	80	13
Additional paid-in capital		183,940	386,384	61,391
Accumulated deficit		(86,799)	(238,221)	(37,850)
Accumulated other comprehensive income		28	—	—

Total shareholders' equity		97,232	148,243	23,554

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,146,156	3,541,206	562,642

The accompanying notes are an integral part of the consolidated financial statements.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Consolidated statements of operations

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

		For the year ended December 31,
	Notes	2009	2010	2011
		RMB	RMB	RMB	US$
Net revenues (including vehicle rental services provided to shareholders and a related party amounting to RMB2,872, RMB41, RMB63 (US$10) for the years ended December 31, 2009, 2010 and 2011, respectively)	4	54,010	142,992	775,811	123,264
Expenses
Depreciation of rental vehicles		(11,924)	(47,206)	(263,684)	(41,895)
Direct operating expenses		(22,692)	(61,525)	(291,239)	(46,273)
Selling, marketing and distribution expenses		(3,463)	(25,516)	(96,416)	(15,319)
General and administrative expenses		(11,366)	(32,980)	(136,294)	(21,655)
Interest income and other income, net (including interest income receivable from a related party amounting to nil, RMB482 and RMB809 (US$129) for the years ended December 31, 2009, 2010 and 2011, respectively)		14	737	1,679	267
Interest expenses (including interest expenses payable to a shareholder amounting to nil, RMB7,833 and RMB34,046 (US$5,409) for the years ended December 31, 2009, 2010 and 2011, respectively)		(7,735)	(20,374)	(140,641)	(22,346)

Total expenses		(57,166)	(186,864)	(926,595)	(147,221)
Loss before income tax		(3,156)	(43,872)	(150,784)	(23,957)
Income tax benefit/ (expense)	21	—	542	(638)	(101)

Net loss		(3,156)	(43,330)	(151,422)	(24,058)

Loss per ordinary share:
Basic	23	(0.17)	(0.29)	(0.63)	(0.10)
Diluted	23	(0.17)	(0.29)	(0.63)	(0.10)

Weighted average ordinary share used in per share computation:
Basic	23	18,569,588	151,943,291	239,634,718	239,634,718
Diluted	23	18,569,588	151,943,291	239,634,718	239,634,718

The accompanying notes are an integral part of the consolidated financial statements.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Consolidated statements of cash flows

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(3,156)	(43,330)	(151,422)	(24,058)
Adjustments to reconcile net loss to net cash from operating activities:
Provision for losses on doubtful accounts	29	144	711	113
Depreciation of rental vehicles	11,924	47,206	263,684	41,895
Depreciation of other property, plant and equipment	788	2,731	11,799	1,875
Loss/ (gain) on disposal of other property, plant and equipment, net	8	(331)	(7)	(1)
Amortization of intangible assets	—	241	785	125
Amortization of deferred issuance costs arising from borrowings	—	319	5,191	825
Imputed interest expenses	5,280	1,927	—	—
Imputed rental expenses	922	915	1,311	208
Impairment of available-for-sale investments	—	—	22	3
Assumption of capital gain tax liabilities on behalf of shareholders	—	—	6,082	966
Changes in assets and liabilities, net of effects of acquisitions:
Restricted cash	—	—	(1,000)	(159)
Accounts receivable	165	(6,744)	(21,484)	(3,413)
Inventories	(3)	(1,751)	(9,110)	(1,447)
Prepayments	(372)	(57,686)	(31,708)	(5,038)
Other current assets	(517)	(5,346)	(10,950)	(1,740)
Deferred tax liabilities	—	(572)	(1,741)	(277)
Income tax payable	—	50	1,069	170
Accounts payable	70	678	5,024	798
Prepayments from customers	1,613	15,019	63,729	10,126
Due from a related party	—	(482)	(809)	(129)
Due to a shareholder	—	7,833	34,046	5,409
Accrued expenses and other payables	103	16,756	123,942	19,693

Net cash provided by/ (used in) operating activities	16,854	(22,423)	289,164	45,944

The accompanying notes are an integral part of the consolidated financial statements.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Consolidated statements of cash flows (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cash flows from investing activities
Purchases of rental vehicles	(1,746)	(873,798)	(1,937,614)	(307,856)
Proceeds from disposal of rental vehicles	1,465	6,277	78,576	12,484
Purchases of other property, plant and equipment	(577)	(17,395)	(44,206)	(7,024)
Proceeds from disposal of other property, plant and equipment	5	206	103	16
Purchases of intangible assets	—	(2,651)	(4,930)	(783)
Acquisition of subsidiaries, net of cash acquired	—	(22,550)	(51,522)	(8,186)
Proceeds from principal portion of direct financing leases	19	395	1,793	285
Borrowings to related parties	(11,926)	(43,348)	(7,411)	(1,177)

Net cash used in investing activities	(12,760)	(952,864)	(1,965,211)	(312,241)

Cash flows from financing activities
Restricted cash	—	—	(7,462)	(1,186)
Proceeds from short-term borrowings	—	—	217,000	34,478
Proceeds from long-term borrowings	—	451,479	1,566,145	248,835
Repayments of long-term borrowings	—	(8,569)	(244,110)	(38,785)
Proceeds from shareholder loans	7,800	368,000	460,000	73,087
Repayments of shareholder loans	(3,414)	(30,932)	(100,000)	(15,888)
Proceeds from sale and leaseback transactions	15,000	170,145	271,820	43,188
Repayment of principal portion of capital lease obligations	(20,955)	(21,437)	(146,479)	(23,273)
Proceeds from related party loans	917	20,137	7,514	1,194
Repayments of related party loans	(153)	(58,124)	—	—
Issuance of ordinary shares	—	161,026	207,802	33,016

Net cash (used in)/ provided by financing activities	(805)	1,051,725	2,232,230	354,666

Net increase in cash and cash equivalents	3,289	76,438	556,183	88,369
Cash and cash equivalents at the beginning of year	1,335	4,624	81,062	12,879

Cash and cash equivalents at the end of year	4,624	81,062	637,245	101,248

Supplemental disclosures of cash flow information:
Interest expenses paid	(2,333)	(8,206)	(93,877)	(14,916)
Interest income received	15	164	1,105	176
Income tax paid	—	41	1,665	265
Supplemental disclosures of non-cash activities:
Purchases of rental vehicles via capital lease obligations	195	2,868	—	—
Acquisitions of building and prepaid land lease	—	—	23,916	3,800

The accompanying notes are an integral part of the consolidated financial statements.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Consolidated statements of changes in shareholders' (deficit)/equity

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

		Ordinary shares				Accumulated other comprehensive income
				Additional paid-in- capital	Accumulated deficit		Total shareholders' equity
	Note	Shares	Amount
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009		18,560,000	6	13,927	(40,313)	—	(26,380)
Comprehensive loss:
Net loss for the year		—	—	—	(3,156)	—	(3,156)

Total comprehensive loss		—	—	—	(3,156)	—	(3,156)
Contribution from Shareholders	22	—	—	6,202	—	—	6,202

Balance as of December 31, 2009		18,560,000	6	20,129	(43,469)	—	(23,334)

Comprehensive loss:
Net loss for the year		—	—	—	(43,330)	—	(43,330)
Unrealized gain of available-for-sale investment		—	—	—	—	28	28

Total comprehensive loss		—	—	—	(43,330)	28	(43,302)
Issuance of ordinary shares	27	180,640,000	57	160,969	—	—	161,026
Contribution from shareholders	22	—	—	2,842	—	—	2,842

Balance as of December 31, 2010		199,200,000	63	183,940	(86,799)	28	97,232

The accompanying notes are an integral part of the consolidated financial statements.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Consolidated statements of changes in shareholders' (deficit)/equity (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

		Ordinary shares				Accumulated other comprehensive income
				Additional paid-in- capital	Accumulated deficit		Total shareholders' equity
	Note	Shares	Amount
			RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011		199,200,000	63	183,940	(86,799)	28	97,232
Comprehensive loss:
Net loss for the year		—	—	—	(151,422)	—	(151,422)
Unrealized loss of available-for-sale investment		—	—	—	—	(50)	(50)
Reclassification Adjustment		—	—	—	—	22	22

Total comprehensive loss		—	—	—	(151,422)	(28)	(151,450)
Distribution to a shareholder	1	—	—	(6,652)	—	—	(6,652)
Contribution from a shareholder	22	—	—	1,311	—	—	1,311
Issuance of ordinary shares	27	51,560,000	17	207,785	—	—	207,802

Balance as of December 31, 2011		250,760,000	80	386,384	(238,221)	—	148,243

Balance as of December 31, 2011 (US$)		250,760,000	13	61,391	(37,850)	—	23,554

The accompanying notes are an integral part of the consolidated financial statements.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

1. Organization and basis of presentation

        China Auto Rental Holdings Inc. (the "Company"), formerly known as China Auto Rental Inc., through Beijing China Auto Rental Co., Ltd. ("CAR Beijing") and its subsidiaries, is principally engaged in the car rental business in the People's Republic of China ("PRC").

        As of December 31, 2009, 2010 and 2011, the consolidated financial statements of the Company include the following subsidiaries:

			Percentage of ownership by the Company
Name	Date of incorporation/acquisition	Place of incorporation	December 31, 2009	December 31, 2010	December 31, 2011	Principal activities
CAR Beijing	September 27, 2007	PRC	100%	100%	100%	Car rental
Chongqing China Auto Rental Co., Ltd. ("CAR Chongqing")(1)	November 22, 2007	PRC	100%	100%	100%	Car rental
Shanghai Huadong Auto Rental Co., Ltd. ("Shanghai Huadong")(2)	September 8, 2010	PRC	—	100%	100%	Car rental
Beijing Kaipu Parking Management Co., Ltd. ("Beijing Kaipu")(3)	October 15, 2010	PRC	—	100%	100%	Vehicle parking management
Wuxi China Auto Rental Co., Ltd. ("CAR Wuxi")(4)	October 22, 2010	PRC	—	100%	100%	Car rental
Beijing Beichen Auto Rental Co., Ltd. ("Beijing Beichen")(6)	April 11, 2011	PRC	—	—	100%	Car Rental
Guangzhou China Auto Rental Co., Ltd. ("CAR Guangzhou")(5)	April 12, 2011	PRC	—	—	100%	Car rental
Guiyang Jinglv Commerce and Trading Co., Ltd. ("Guiyang Jinglv")(7)	July 31, 2011	PRC	—	—	100%	Car rental
Beijing Da Shi Hang Hua Wei Labor Services Co., Ltd. ("Beijing Da Shi Hang")(8)	December 12, 2011	PRC	—	—	100%	Car rental
China Auto Rental (Hong Kong) Limited (formerly known as LC Industrial Investments Limited) ("CAR Hong Kong")(9)	December 15, 2011	Hong Kong	—	—	100%	Car rental
Lianhui Auto (Langfang) Co., Ltd. ("Lianhui Langfang")(9)	December 15, 2011	PRC	—	—	100%	Car rental

(1)
On November 22, 2007, CAR Beijing acquired 100% equity interests of CAR Chongqing from a third party, at a consideration of RMB 45 in form of cash.

(2)
On September 8, 2010, CAR Beijing acquired 100% equity interests of Shanghai Huadong (note5(a))from a third party, at a consideration of RMB 25,500 in the form of cash.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

1. Organization and basis of presentation (Continued)

(3)
On October 15, 2010, Beijing Kaipu was established by CAR Beijing.

(4)
On October 22, 2010, CAR Wuxi was established by CAR Beijing.

(5)
On April 12, 2011, CAR Guangzhou was established by CAR Beijing.

(6)
On March 31, 2011, CAR Beijing, acquired 100% equity interests of Beijing Beichen (note 5(b)) from a third party, at a consideration of RMB 54,732 in form of cash.

(7)
On July 31, 2011, CAR Beijing, acquired 100% equity interests of Guiyang Jinglv from a third party, at a consideration of RMB 10 in form of cash.

(8)
On December 12, 2011, CAR Beijing, acquired 100% equity interests of Beijing Da Shi Hang (note 5(c)) from a third party, at the consideration of RMB 6,327 in form of cash.

(9)
On December 15, 2011, the Company obtained 100% equity interests of CAR Hong Kong, and became the sole shareholder of CAR Hong Kong which holds 100% equity interests in Lianhui Auto (Langfang) Co., Ltd ("Lianhui Langfang") as a result of the Restructuring as described in this note.

        CAR Beijing and its subsidiaries are the operating entities of the Company and conduct the car rental business. The following description reflects transactions which were undertaken by the shareholders of CAR Beijing before the restructuring:

        The Company commenced operations when CAR Beijing was established on September 27, 2007 in the PRC. Since its incorporation until March 2010, CAR Beijing was 100% owned by Mr. Zhengyao Lu ("Mr. Lu") through the equity interest directly held by him and the equity interests held by nominees on his behalf.

        From March 2010 to November 2010, Legend Holdings Limited ("Legend Holdings") and LC Fund III, L.P. ("LC Fund III"), through a series of equity transactions, made equity investments in CAR Beijing through their wholly owned subsidiaries. As a result, as of November 20, 2010, Legend Holdings held 40.07% equity interest of CAR Beijing through its wholly owned subsidiary, Beijing Huaxia United Auto Network Technology Co., Ltd. ("Huaxia Auto Network"), and LC Fund III held 20.16% equity interest in CAR Beijing through its indirect PRC subsidiary, Lianhui Langfang, respectively. Lianhui Langfang is a wholly owned subsidiary of CAR Hong Kong which was wholly owned by LC Fund III. Both Lianhui Langfang and CAR Hong Kong were dormant and the main assets owned by Lianhui Langfang were the prepaid land lease and a building occupied by CAR Beijing as its call center at nil consideration.

        In addition, two individuals, Mr. Hak Kan Pau, through Ms. Lihong Guo, and Mr. Jun Jin, made cash contribution for capital injection in CAR Beijing in April 2010 and held 2.97% and 4.46% equity interests in CAR Beijing, respectively. Mr. Jun Jin subsequently transferred his equity interest of CAR Beijing to Mr. Boon Tiong Kum and Mr. Marc Chan who held the shares through Ms. Xichun Chen and Mr. Hua Li, respectively, in October 2010.

        In May and June 2011, LC Fund III through Lianhui Langfang acquired another 2% equity interest in CAR Beijing from Mr. Lu and Legend Holdings through Huaxia Auto Network made additional capital injection to CAR Beijing, resulting in an increase in its equity interest in CAR Beijing to 45.25%.

        As a result of above-mentioned transactions with respect to the equity interest in CAR Beijing, before the restructuring (the "Restructuring") fully described below, Legend Holdings, Mr. Lu, LC Fund III, Mr. Hak Kan Pau, Mr. Marc Chan and Mr. Boon Tiong Kum effectively held 45.25%, 29.12%, 20.24%, 2.16%, 1.98% and 1.25% equity interests in CAR Beijing, respectively.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

1. Organization and basis of presentation (Continued)

        In preparation of the initial public offering ("IPO"), the Company underwent a series of the Restructuring as shown below. The issuance of ordinary shares by the Company was part of the Restructuring which involved the issuance of ordinary shares of the Company to the shareholders of CAR Beijing in return for the equity interests in CAR Beijing.

        The Company was incorporated under the laws of the Cayman Islands on July 13, 2011. The Company issued 2,000,000 ordinary shares to Ms. Lichun Guo, the spouse of Mr. Lu, without receiving actual consideration. The Company had no assets or liabilities from its incorporation until the completion of the Restructuring.

  –
  On November 15, 2011, all the then shareholders of CAR Beijing other than Lianhui Langfang transferred all their respective equity interests in CAR Beijing to Lianhui Langfang.

  –
  On December 14, 2011, the Company repurchased 2,000,000 ordinary shares from Ms. Lichun Guo issued upon incorporation. No actual consideration was paid. Legend Holdings subscribed for 113,460,000 ordinary shares issued by the Company through Right Lane Limited, a wholly owned subsidiary of Legend Holdings.

  On the same day, Ms. Lichun Guo subscribed for 73,020,000 ordinary shares issued by the Company through Haode Group Inc. and Sky Sleek Limited, both incorporated in the British Virgin Islands ("BVI") and 100% owned by Ms. Lichun Guo. In addition, Mr. Hak Kan Pau, Mr. Boon Tiong Kum and Mr. Marc Chan subscribed 5,420,000, 3,140,000 and 4,960,000 ordinary shares issued by the Company through Qun Cheng Limited, Grand Joy Worldwide Limited and Amplewood Resources Limited which are all incorporated in the BVI and held by them, respectively.

  –
  On December 15, 2011, LC Fund III exchanged all of its shares in CAR Hong Kong for the Company's 50,760,000 ordinary shares. As a result, the Company became the sole shareholder of CAR Hong Kong which holds 100% equity interests in Lianhui Langfang and in turn holds 100% equity interests in CAR Beijing.

        Upon the completion of the Restructuring, there were in total 250,760,000 ordinary shares of the Company outstanding, while Legend Holdings, Ms. Lichun Guo, LC Fund III, Mr. Hak Kan Pau, Mr. Marc Chan and Mr. Boon Tiong Kum effectively held 45.25%, 29.12%, 20.24%, 2.16%, 1.98% and 1.25% equity interests of the Company, respectively.

        As the respective equity interests of each shareholder were identical immediately before and after the Restructuring, the acquisition of CAR Beijing by the Company was accounted for based on the carrying amount of the net assets interests transferred because the transaction was considered to lack economic substance. The Company assumed the shareholders' tax liabilities arising from the Restructuring and recognized RMB 6,082 (US$966) in the general and administrative expenses.

        On December 15, 2011, the Company acquired the equity interests of CAR Hong Kong and Lianhui Langfang and their main assets and liabilities were prepaid land lease and building and amounts due to related parties, respectively.The acquisition of CAR Hong Kong and Lianhui Langfang was accounted for under ASC 845, Non-monetary Transactions. The determination of the fair value of the prepaid land lease and the building was based on a valuation, using the depreciated replacement method and market

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

1. Organization and basis of presentation (Continued)

approach, respectively, assisted by an independent third party appraiser and the Company was ultimately responsible for the valuation. The fair value of the amounts due to related parties approximated their face value as they were repayable upon demand.

        Since CAR Hong Kong and Lianhui Langfang were acquired from LC Fund III, a non-controlling shareholder, and there was an excess of the net assets acquired amounting to RMB 6,652 (US$1,057) based on the total fair value of the assets acquired minus the total fair value of the liabilities assumed, such amount was accounted for as distribution to a shareholder.

        In January 2012, LC Fund III, L.P. and Right Lane Limited transferred 50,760,000 and 110,960,000 ordinary shares of the Company, respectively to Grand Union Investment Fund, L.P., an affiliate of Legend Holdings. At the same day, Right Lane Limited also transferred 2,500,000 ordinary shares of the Company to Grandsun International Investment Limited. After this transaction, Grand Union Investment Fund, L.P., Haode Group Inc., Sky Sleek Limited, Qun Cheng Limited and Amplewood Resources Limited, Grand Joy Worldwide Limited and Grandsun International Investment Limited holds 64.49%, 24.15%, 4.97%, 2.16%, 1.98%, 1.25% and 1.00% ordinary shares of the Company, respectively. Grand Union Investment Fund, L.P. became the controlling shareholder of the Company subsequent to the transaction.

        The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

        As of December 31, 2011, the Company had a net current liability amounting to RMB 1,249,654 (US$ 198,550). This net current liability was caused by the rapid expansion of the Company's fleet using primarily lending which requires monthly repayments as the financing source. When preparing the consolidated financial statements as of December 31, 2011 and for the year then ended, the Company's management concluded that a going concern basis of preparation was appropriate after analyzing the forecasted cash flows for the twelve months from December 31, 2011 which indicates that the Company will have sufficient liquidity during the next twelve months from cash flows generated by operations and existing credit facilities. In preparing the forecasted cash flows analysis, management did not include repayment of the loans from Legend Holdings as Legend Holdings has agreed that these loans will only be repaid if the Company has funds available to repay the loan without significantly affecting the operations of the Company. In addition, the Company added the positive cash flows from loans amounting to a total of RMB 188 million obtained from Legend Holdings and Right Lane Limited, a subsidiary of Legend Holdings, in January 2012. Finally, the Company assumed that continued fleet expansions in 2012 would be funded by existing available credit facilities. The analysis indicates that the Company will have the financial resources to settle borrowings and payables that will be due in the next twelve months.

2. Summary of significant accounting policies

(a) Principles of consolidation

        The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation. Results of acquired subsidiaries are consolidated from the

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

(b) Use of estimates and assumptions

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant estimates reflected in the Company's consolidated financial statements include, but are not limited to, useful lives and residual values of long-lived assets, impairment assessment of long-lived assets and goodwill, allowance for accounts and other receivable, accounting for deferred income tax, income tax position, inventory valuation, accounting for vendor and customer incentives, valuation allowance of deferred tax assets and valuation of the assets acquired and liabilities assumed in acquisitions. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.

(c) Foreign currency transactions

        The functional currency of the Company and the Company's subsidiaries is Chinese Renminbi ("RMB"). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency.

        Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

(d) Convenience translation

        Amounts in United States dollars ("US$") are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2939 on December 31, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e) Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

(f) Restricted cash

        Restricted cash mainly represents amounts held by a bank as security for bank loans, the settlement of vehicle rental fee via its point-of-sales machines and credit card facilities. Restricted cash is not available for the Company's use.

(g) Accounts receivable and allowance for doubtful accounts

        Accounts receivable are carried at net realizable value and mainly consist of amounts from long-term vehicle rental services. The Company considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer's payment history and credit worthiness. An allowance for doubtful accounts is recorded in the year in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

        An allowance for doubtful accounts is recorded in the year when loss is determined to be probable. Accounts receivable balances are written off against the allowance for doubtful accounts after all collection effort has been exhausted. Bad debt expense is reflected as a component of selling, general and administrative expenses in our consolidated statements of operations.

(h) Inventories

        Inventories generally consist of fuel.

        Inventories are stated at the lower of cost or market. Costs of inventories are based on purchase costs and are determined by the weighted average method.

(i) Property, plant and equipment

        Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the asset.

        The Company accounts for the discounts received from car dealers as a reduction of the acquisition of rental vehicles and there are no assets or services delivered to the car dealers in exchange of such discounts and the discounts are not reimbursements of costs incurred by the Company to sell the assets.

Rental vehicles

        The Company acquires new rental vehicles from car dealers and the initial estimated holding period of such rental vehicles is generally 3 years. The Company estimates that the remaining holding period related to the rental vehicles acquired through the business combination of Shanghai Huadong and Beijing Beichen to be between 0.33 and 4 years.

        The Company also estimates the residual value of the rental vehicles at the expected time of disposal. The Company makes use of currently available market information and the estimated residual values for rental vehicles are based on factors including make, age, mileage and location.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

        Rental vehicles are depreciated over the estimated holding period on a straight line basis. The Company makes annual adjustments to the depreciation rates of rental vehicles in response to the latest market conditions and their effect on residual values as well as the estimated time of disposal. Such adjustments are accounted for as changes in accounting estimates. During the years ended December 31, 2009, 2010 and 2011, rental vehicles were depreciated at rates ranging from 9.50% to 19.9% per annum, from 8.34% to 18.72% per annum and from 8.34% to 18.72% per annum, respectively.

Other properties, plant and equipment

        Other properties, plant and equipment primarily includes buildings, office furniture, equipment and purchased software, and certain in-car accessories that can be separated from rental vehicles. These assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful life
Buildings	20 years
Office furniture, purchased software and equipment	3-5 years
In-car accessories	3-6 years
Leasehold improvements	The shorter of their economic lives or the lease term

        Internally developed software costs subject to capitalization have been insignificant.

        Repairs and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extends the useful life of property, plant and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

(j) Acquired intangible assets, net

        Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives, except for which are estimated to have an indefinite useful life, are amortized using a straight-line method. Intangible assets estimated to have an indefinite useful life are not amortized but tested for impairment annually or more frequently when indicators of impairment exist.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

These amortization methods reflect the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed. The estimated useful lives for the intangible assets are as follows:

Category	Estimated useful life
Favourable leases	1.75 years
Customer relationship	4.75 years
Vehicle rental business license	17 years
Entitlement for license plates	Indefinite
License plates in Shanghai	Indefinite

(k) Prepaid land leases

        Prepaid land lease payments are initially stated at fair value on the date of acquisition and are subsequently amortized on the straight-line basis over the remaining lease terms of 45 years.

(l) Goodwill

        Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company's goodwill at December 31, 2011 was related to its acquisition of subsidiaries. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

        The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit's carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.

        The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit's goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

(m) Impairment of long-lived assets and intangibles

        The Company evaluates its long-lived assets or asset group, including intangible assets, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for the years ended December 31, 2009, 2010 and 2011.

(n) Available-for-sale securities

        The Company accounts for its investments in accordance ASC 320, Investments—Debt and Equity Securities. ASC 320 classifies the investments in equity securities as "trading" or "available-for-sale", whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The Company invests in these securities for an indefinite period and therefore classifies them as available-for-sale securities which are carried at fair value at each balance sheet date. Unrealized gains and losses associated with these securities are included in equity. Other-than-temporary impairment is charged in the statement of operations. Impairment charge of nil, nil and RMB22 (US$3) related to available-for-sale investments was recognized for the years ended December 31, 2009, 2010 and 2011, respectively.

(o) Lease obligations

        In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out under the plant and equipment section of this note.

        Operating lease expenses are recognized on a straight-line basis over the applicable lease term.

(p) Net investment in direct financing leases

        For leases where the Company is the lessor, a transaction is accounted for as a direct financing lease if the transaction satisfies one of the four capital lease conditions as discussed under the capital lease obligations section of this note, the collectibility of the minimum lease payments is reasonably predictable, and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the Company under the lease.

        The net investment in the direct financing leases consists of the minimum lease payments, net of executory costs and profits thereon, unguaranteed residual value, accruing to the benefit of the company and initial direct costs less unearned income. Over the period of a lease, each lease payment received is

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

allocated between the repayment of the net investment in the lease and financing lease income based on the effective interest method so as to produce a constant rate of return on the balance of the net investment in the lease.

(q) Fair value of financial instruments

        The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables, bank loans, accounts payable, income tax payable, balances with related parties and other payables, approximate their fair values because of the short maturity of these instruments. Available-for-sale investments, representing the equity investment without an intent to sell within a short period, was recorded at fair values on each balance sheet date.

        ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Company's financial condition, results of operations, or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

        ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

        Level 3—Unobservable inputs which are supported by little or no market activity.

        ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(r) Revenue recognition

        The Company is principally engaged in the provision of vehicle rental and other services to its customers. The Company has determined that, based on ASC 840, Leases, revenue contracts are subject to lease accounting.

Operating leases

        Revenue contracts with a lease term of up to 30 days are classified as short term lease contracts and those with a lease term of more than 30 days are classified as long term lease contracts. The minimum lease payment is recognized as revenue over the lease period on a straight line basis. Contingent rental in

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

relation to operating leases is immaterial. The Company records a liability when it sells prepaid cards. Customers are entitled to additional credits as well as discounted vehicle rental rates. The Company records revenue when a customer utilizes the prepaid card based on the proportion of credits spent.

Direct financing leases

        The Company records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. Contingent rental in relation to direct financing lease is immaterial.

Other revenues

        Other revenues generally include leasing of parking spaces and referral fee from other vehicle rental companies.

        The Company is subject to business tax, education surtax, urban maintenance and construction tax, on vehicle rental services provided in the PRC. Business tax and related surcharges are based on revenues at rates ranging from 5% to 5.65% and are recorded as a reduction of revenues on the accrual basis. The business tax and other surcharges for the years ended December 31, 2009, 2010 and 2011 amounted to RMB3,155, RMB8,424 and RMB46,947 (US$7,459), respectively.

(s) Loyalty programs

        Customers may earn loyalty points from the provision of vehicle rental and other services by the Company. Loyalty points are earned based on the amount spent and expire in up to two years. Customers may redeem the loyalty points for discount coupons to be used on future vehicle rental or souvenir. In addition, customers may attain a tiered membership status based on the total spending for each calendar year. Membership status entitles the holder to certain discounts on future vehicle rental and is subject to renewal every calendar year. The Company accrues for the estimated incremental cost of redeeming the benefits at the time the benefits are earned by the customer. Estimated incremental costs have been insignificant since the inception of the respective loyalty programs.

        The Company provides discounts to its customers for future vehicle rental based on a percentage of the current spending. Such discounts are not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605, Revenue Recognition, as the right does not represent a significant and incremental discount to the customer. Discounts for future vehicle rental are treated as a reduction of revenue when the future transaction is recognized.

(t) Advertising expenditure

        Advertising expenditure is expensed as incurred. Advertising expenditure, included in selling, marketing and distribution expenses, amounted to RMB2,828, RMB22,511 and RMB86,706 (US$13,776) for the years ended December 31,2009, 2010 and 2011, respectively.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

(u) Deferred initial public offering costs

        Direct and incremental costs related to the initial public offering are capitalized as deferred initial public offering costs and will be reclassified into additional paid-in capital upon the completion of the initial public offering.

(v) Government grants

        Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain low emission model cars. Grants that subsidize the cost of the cars are recorded as a reduction of the car original value and are amortized over the life of the cars, when operational, as a reduction of the original value of the rental vehicles acquired and are amortized over the holding period of the rental vehicles, when operational, as a reduction of the related depreciation expense. Government grants for the years ended December 31, 2009, 2010 and 2011 amounted to nil and RMB3,183 and RMB5,487 (US$872), respectively.

(w) Taxes

        The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

        The Company applies the provisions of ASC sub-topic 740-10, Income Taxes: Overall ("ASC 740-10"),to account for uncertainties in income taxes. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company's estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. In future periods, these changes in facts and circumstances may require the Company to adjust the recognition and measurement estimates with regard to changes in individual tax positions. Changes in recognition and measurement estimates are recognized in the period when the change occurs. The Company has elected to classify interests and penalties related to unrecognized tax benefits, if and when required, as income tax expense, in the consolidated statements of operations.

(x) Loss per share

        In accordance with ASC 260, Earnings per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary share equivalents

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

outstanding during the year. Ordinary share equivalents are excluded from the computation of diluted net loss per share if their effect would be anti-dilutive.

(y) Comprehensive loss

        Comprehensive loss is defined as the decrease in equity of the Company during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the statements of changes of shareholders' (deficit)/equity. Accumulated other comprehensive loss of the Company includes the unrealized fair value change of available-for-sales securities.

(z) Segment reporting

        The Company follows ASC 280, Segment Reporting. The Company's chief operating decision-maker, who has been identified as the Chief Executive Officer ("CEO"), reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment because the cost of operating cannot be separated. As the Company's long-lived assets are all located in the PRC and all the Company's revenues are derived from within the PRC, no geographical segments are presented.

(aa) Employee benefits

        The full-time employees of the Company's PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Company make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, RMB3,811, RMB7,330 and RMB24,570 (US$3,904) for the years ended December 31, 2009, 2010 and 2011, respectively.

(bb) Recent accounting pronouncements

        In December 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-29 (ASU 2010-29), Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations. ASU 2010-29 responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. ASU 2010-29 clarifies that if comparative financial statements are presented, the pro forma disclosures for all years presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15 2010. Early adoption is permitted. The Company does not expect that the adoption of ASU 2010-29 will have a material impact to the Company's consolidated financial statements.

        In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-04 will have a material impact to the Company's consolidated financial statements.

        In June 2011, the FASB issued ASU 2011-05 (ASU 2011-05), Comprehensive Income (Topic 220), presentation of Comprehensive Income. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In December 2011, the FASB issued ASU 2011-12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income ("AOCI") in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The Company does not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact to the Company's consolidated financial statements.

        In September 2011, the FASB issued ASU 2011-08 (ASU 2011-08), Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

2. Summary of significant accounting policies (Continued)

interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect that the adoption of ASU 2011-08 will have a material impact to the Company's consolidated financial statements.

3. Concentration of risk

(a) Credit risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2010 and 2011, RMB81,062 and RMB637,245 (US$101,248), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors' interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China's concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company's deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b) Business, supplier, customer, and economic risk

        The Company participates in a relatively dynamic and competitive industry that is heavily reliant operation excellence of the services. The Company believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations or cash flows:

        (i)    Business risk—Third parties may develop business model innovations that is, or is perceived to be, equivalent or superior to the Company's services. If competitors introduce services that compete with, or surpass the quality, price or performance of the Company's services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

        (ii)   Political, economic and social uncertainties. The Company's operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

3. Concentration of risk (Continued)

unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

(c) Currency convertibility risk

        The Company transacts substantially all its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual-rate system and introduced a single rate of exchange as quoted daily by the People's Bank of China (the "PBOC"). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

(d) Foreign currency exchange rate risk

        From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the RMB against US$ was approximately 0.1%, 3% and 5% in the years ended December 31, 2009, 2010 and 2011, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

(e) Early repayment risk of borrowings

        PRC laws generally do not permit companies that do not possess financial service business licenses to extend loans directly to other companies, including affiliates, without using a financial agency. Legend Holdings did not hold a financial service business license and did not extend loans to us through a financial agency. PRC governmental authorities may declare these loans void and as a result, require the Company to repay the loans to Legend Holdings before their maturity dates. The Company classified the outstanding amount due to Legend Holdings as of December 31, 2010 repayable after the next twelve months as non-current liabilities. Should such loans be declared void by the PRC governmental authorities, the Company believes that Legend Holdings can entrust the outstanding borrowings to a financial agency with a financial service business license as permitted by PRC laws such that the Company will not be required to repay these borrowings before their maturity dates. As of December 31, 2011, the amount due to Legend Holdings was repayable within the next twelve months and was classified as current liabilities accordingly.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

4. Net revenues

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Short-term rentals	41,147	108,453	629,620	100,037
Long-term rentals	12,682	32,903	143,742	22,838
Direct financing leases revenue	100	232	2,235	355
Other revenues	81	1,404	214	34

	54,010	142,992	775,811	123,264

5. Acquisition of subsidiaries

(a) Shanghai Huadong

        As a part of the Company's business expansion strategy to develop its vehicle rental business in the eastern region of the PRC, the Company through CAR Beijing, acquired 100% equity and voting interests of Shanghai Huadong on September 8, 2010 for an aggregate purchase price of RMB25,500.

RMB
Purchase consideration:
Payment of cash	23,000
Debt assumed	2,500

Total fair value of purchase price consideration	25,500

*
CAR Beijing assumed the debt of Shanghai Huadong due to Shanghai Huadong Industrial Company Limited, a shareholder of Shanghai Huadong, on the acquisition date.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

5. Acquisition of subsidiaries (Continued)

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the date of acquisition:

RMB
Cash and cash equivalents	2,950
Other current assets	1,429
Property, plant and equipment, net	13,429
Licenses (note 16)	13,090

Total assets acquired	30,898

Other payables	(667)
Other current liabilities	(1,629)
Deferred tax liability	(3,210)

Total liabilities assumed	(5,506)

Net assets acquired	25,392
Goodwill	108

Total fair value of purchase price consideration	25,500

        The results of operations of Shanghai Huadong have been included in the consolidated statements of operations from the date of acquisition.

        The following unaudited pro forma information for each of the two years ended December 31, 2010 is presented as if the acquisition had occurred on January 1, 2009.

        The pro forma information presented is for comparative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	Pro forma (unaudited)
	For the year ended December 31,
	2009	2010
	RMB	RMB	US$
Net revenues	68,350	149,357	23,730
Loss before income tax	(3,750)	(45,225)	(7,186)
Net loss	(3,849)	(44,361)	(7,048)
Net loss per share—basic and diluted	(0.21)	(0.29)	(0.05)

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

5. Acquisition of subsidiaries (Continued)

        The results of operations of Shanghai Huadong since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2010 are as follows:

RMB
Net revenues	1,948
Profit before income tax	631
Net income	631

(b) Beijing Beichen

        As a part of the Company's business expansion strategy to strengthen its long-term vehicle rental in the PRC, the Company through CAR Beijing, acquired 100% equity interests of Beijing Beichen from Beijing North Star Company Limited, an independent third party, on April 11, 2011 for an aggregate purchase price of RMB54,732 which was paid out by the Company in April 2011.

RMB
Purchase consideration:
Payment of cash	37,062
Debt assumed*	17,670

Total fair value of purchase price consideration	54,732

*
CAR Beijing assumed the debt of Beijing Beichen due to Beijing North Star Company Limited upon the acquisition date.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

5. Acquisition of subsidiaries (Continued)

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the date of acquisition:

RMB
Cash and cash equivalents	6,061
Other current assets	2,111
Intangible assets	280
Net investment in direct financing leases	3,188
Property and equipment, net	53,733

Total assets acquired	65,373

Accounts payable
Other payables	(8,269)
Other current liabilities	(2,183)
Net deferred tax liability	(308)

Total liabilities assumed	(10,760)

Net assets acquired	54,613
Goodwill	119

Total fair value of purchase price consideration	54,732

        The results of operations of Beijing Beichen have been included in the consolidated statements of operations from the date of acquisition.

        The following unaudited pro forma information for each of the three years ended December 31, 2011 is presented as if the acquisition had occurred on January 1, 2009.

        The pro forma information presented is for comparative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	Pro forma (unaudited)
	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Net revenues	93,377	178,118	786,612	124,980
Profit/(loss) before income tax	626	(42,252)	(147,562)	(23,445)
Net loss	(649)	(43,088)	(148,334)	(23,568)
Net loss per share—basic and diluted	(0.03)	(0.28)	(0.62)	(0.10)

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

5. Acquisition of subsidiaries (Continued)

        The results of operations of Beijing Beichen since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2011 is as follows:

RMB
Net revenues	28,256
Profit before income tax	6,151
Net income	4,333

(c) Beijing Da Shi Hang

        On December 12, 2011, the Company through CAR Beijing, acquired 100% equity interests of Beijing Da Shi Hang for an aggregate purchase price of RMB6,327 in form of cash. On the acquisition date, there were no other assets and liabilities carried by Beijing Da Shi Hang other than cash and entitlements for license plates. The transaction was accounted for as an asset acquisition.

6. Available-for-sale investments

        As of December 31, 2010 and 2011, available-for-sale investments represent publicly traded equity shares and mutual funds held by the Company, which are stated at their quoted market prices.

7. Accounts receivable, net

	December 31,
	2010	2011
	RMB	RMB	US$
Accounts receivable	12,508	35,343	5,615
Less: allowance for doubtful accounts	(178)	(889)	(141)

	12,330	34,454	5,474

        As of December 31, 2010 and 2011, all accounts receivable were due from third party customers.

        Analysis of allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2010	2011
	RMB	RMB	US$
Balance at beginning of the year	34	178	28
Charged to expenses	144	711	113

Balance at end of the year	178	889	141

        Additions to the Company's allowance for doubtful accounts were recorded within general and administration expenses for the years ended December 31, 2009, 2010 and 2011.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

8. Inventories

        Inventories consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$
Fuel	1,870	10,996	1,747

9. Prepayments

        Prepayments consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$
Prepaid insurance	49,753	71,888	11,422
Others	15,439	32,115	5,102

	65,192	104,003	16,524

10. Other current assets

	December 31,
	2010	2011
	RMB	RMB	US$
Other receivables	5,227	19,055	3,028
Deferred initial public offering costs	—	7,561	1,201
Staff advances	833	2,438	387

	6,060	29,054	4,616

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

11. Property, plant and equipment, net

        Property, plant and equipment consists of the following:

	December 31,
	2010	2011
	RMB	RMB	US$
At cost:
Rental vehicles	987,230	2,669,491	424,140
Less: accumulated depreciation	(69,715)	(255,644)	(40,618)

Rental vehicles, net	917,515	2,413,847	383,522

At cost:
Building	—	16,333	2,595
Office furniture, purchased software and equipment	12,088	31,124	4,945
In-car accessories	7,601	21,314	3,386
Leasehold improvements	1,363	12,999	2,065

	21,052	81,770	12,991
Less: accumulated depreciation	(4,134)	(15,788)	(2,508)

Other property, plant and equipment, net	16,918	65,982	10,483

        Depreciation expenses were RMB12,712, RMB49,937 and RMB275,483 (US$43,770) for the years ended December 31, 2009, 2010 and 2011, respectively, and were included in the following captions:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Depreciation of rental vehicles	11,930	47,687	258,023	40,996
(Gain)/loss on disposal of rental vehicles, net	(6)	(481)	5,661	899

	11,924	47,206	263,684	41,895
General and administrative expenses and direct operating expenses	788	2,731	11,799	1,875

	12,712	49,937	275,483	43,770

        Vehicles with carrying value of RMB328,912 and RMB661,405 (US$105,087) as of December 31, 2010 and 2011, respectively, were pledged as securities for the Company's loans (note 19) .The Company has pledged its building to secure the Company's capital lease obligations (note 13). The net carrying amount of the pledged building was nil and RMB16,333 (US$2,595) as of December 31, 2010 and December 31, 2011 respectively. As of December 31, 2010, such building was held by Lianhui Langfang and had been included as the Company's property since the acquisition of Lianhui Langfang on December 15, 2011.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

11. Property, plant and equipment, net (Continued)

        The Company accounts for the acquisition of certain rental vehicles as capital leases (note 13). The carrying amounts of the Company's rental vehicles held under capital leases at the respective balance sheet dates were as follows:

	December 31,
	2010	2011
	RMB	RMB	US$
Rental vehicles	26,793	26,793	4,257
Less: accumulated depreciation	(2,830)	(7,049)	(1,120)

	23,963	19,744	3,137

        Depreciation of rental vehicles under capital leases was nil, RMB2,830 and RMB4,219 (US$670), for the years ended December 31, 2009, 2010 and 2011, respectively.

12. Net investment in direct financing leases

        Certain rental vehicles have been leased out through direct financing leases entered into by the Company. These leases have remaining terms ranging generally from three to five years. Net investment in direct financing leases is comprised of the following:

	December 31,
	2010	2011
	RMB	RMB	US$
Total minimum lease payments to be received	4,909	43,531	6,916
Less: amounts representing estimated executory costs, including profit thereon, included in total minimum lease payments	(772)	(4,020)	(639)

Net minimum lease payments receivable	4,137	39,511	6,277
Estimated residual value of rental vehicles (unguaranteed)	247	414	66
Less: unearned income	(1,212)	(10,275)	(1,632)
Less: allowance for uncollectibles	—	—	—

Net investment in direct financing leases	3,172	29,650	4,711

Current portion	395	13,440	2,135
Non-current portion	2,777	16,210	2,576

        As of December 31, 2010 and 2011, the minimum lease payments receivable had stated weighted average return rate of 21.56% and 26.03% respectively. The minimum lease payments are receivable in monthly, quarterly or annual installments up to November 2016.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

12. Net investment in direct financing leases (Continued)

        Future minimum lease payments under non-cancellable direct financing lease arrangements are as follows:

	December 31,
	2011
	RMB	US$
2012	22,184	3,525
2013	13,617	2,164
2014	5,958	946
2015	1,229	195
2016	543	86

Total	43,531	6,916

13. Obligations under capital lease

        Certain rental vehicles have been acquired through capital leases entered into by the Company. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	RMB	US$
2012	3,337	530

Total minimum lease payments	3,337	530
Less: imputed interest	(64)	(10)

Present value of minimum lease payments	3,273	520

Current portion	3,273	520
Non-current portion	—	—

        As of December 31, 2011, the obligations under capital leases had stated weighted average interest rate of 8.65%. The obligations are payable in monthly installments by May 2012.

        As of December 31, 2010, such obligations were guaranteed by Mr. Lu and secured by the prepaid land lease and a building of Lianhui Langfang, respectively. As of December 31, 2011, such obligations were guaranteed by Mr. Lu and secured by the prepaid land leases (note 14) and a building (note 11) of the Company, respectively.

14. Prepaid land leases

        The prepaid land lease has been pledged to secure the Company's capital lease obligations (note 13).

15. Prepayments for vehicle purchases

        As of December 31, 2010 and 2011, prepayments of RMB950 and RMB125,959 (US$20,013) were made to car dealers for vehicle purchases, which were subsequently delivered.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

16. Acquired intangible assets, net

        The following table presents the Company's intangible assets as of December 31, 2011:

	Favorable leases	Customer relationship	Vehicle rental business licenses	License plates	Entitlements for license plates	Total
	RMB	RMB	RMB	RMB		RMB
Intangible assets, net
January 1, 2010	—	—	—	617	—	617
Additions	—	—	—	2,651	—	2,651
Acquisition of a subsidiary*	—	—	12,200	890	—	13,090
Amortization expenses	—	—	(241)	—	—	(241)

Intangible assets, net
December 31, 2010 and January 1, 2011	—	—	11,959	4,158	—	16,117
Additions	—	—	—	4,930		4,930
Acquisition of subsidiaries**	100	180	—	—	6,666	6,946
Amortization expenses	(43)	(29)	(713)	—	—	(785)

Intangible assets, net
December 31, 2011	57	151	11,246	9,088	6,666	27,208

Intangible assets, net
December 31, 2011 US$	9	24	1,787	1,444	1,059	4,323

*
pursuant to the acquisition of Shanghai Huadong (note 5(a))

**
pursuant to the acquisition of Beijing Beichen (note 5(b)) and Beijing Da Shi Hang (note 5(c)).

        Favorable leases are related to the contracts entered into by the customers when the corresponding leasing services have yet to be delivered, and is estimated to have an useful life of 1.75 years. Customer relationship is expected to have a useful life of 4.75 years. The vehicle rental business license is estimated to have a useful life of 17 years. The license plates granted by Shanghai Municipal government for the vehicles running in Shanghai and the entitlements for license plates acquired in the acquisition of Beijing Da Shi Hang have indefinite lives.

        The intangible assets, except for entitlement for license plates and license plates which are estimated to have an indefinite useful life, are amortized using the straight-line method, which is the Company's best estimate of how these assets will be economically consumed over their respective estimated useful lives. Amortization expenses were approximately nil, RMB241 and RMB785 (US$125) for the years ended December 31, 2009, 2010 and 2011, respectively.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

16. Acquired intangible assets, net (Continued)

        The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2012	811	129
2013	752	119
2014	752	119
2015	751	119
2016	714	113

	3,780	599

17. Deposits for capital leases

        Deposits for capital leases are non-interest bearing cash deposits paid to acquire rental vehicles under capital lease arrangements as lessee and will be returned upon the expiry of the capital lease contract, provided that the Company's lease payments are in accordance with the schedule or the default is rectified and acknowledged by the lessor. Such deposits will be applied against any outstanding lease payments if the capital lease arrangements are early terminated.

18. Restricted cash

        As of December 31, 2011, restricted cash of RMB8,762 (US$1,392) included RMB7,462 (US$1,186), RMB300 (US$48) and RMB1,000 (US$159) held as security for bank loans, the settlement of vehicle rental revenue via the Company's point-of-sales machines and credit cards facilities, respectively.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

19. Borrowings

	December 31,
	2010	2011
	RMB	RMB	US$
Current:
Short-term borrowings	—	217,000	34,478
Current portion of sale and leaseback obligations	89,522	182,415	28,983
Current portion of long-term bank loans
—guaranteed	112,113	614,851	97,690
—secured and guaranteed	853	—	—
Current portion of long-term other loans
—secured and guaranteed	10,202	10,931	1,736
—secured	6,277	17,300	2,749

	218,967	1,042,497	165,636

Non-current:
Bank loans—guaranteed	277,834	581,047	92,319
Bank loans—secured and guaranteed	1,992	—	—
Other loans—guaranteed	—	500,000	79,442
Other loans—secured	11,073	29,198	4,639
Other loans—secured and guaranteed	22,567	11,618	1,846
Sale and leaseback obligations	90,048	163,317	25,949

	403,514	1,285,180	204,195

	622,481	2,327,677	369,831

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

19. Borrowings (Continued)

        Bank and other loans were secured/ guaranteed by the following:

December 31,
2010	2011		note
RMB	RMB	US$
389,947	1,912,898	303,929	Guaranteed by Legend Holdings(i)
2,845	—	—	Secured by certain of the Company's rental vehicles and guaranteed by Mr. Lu(i)
32,769	22,549	3,583	Secured by certain of the Company's rental vehicles and guaranteed by Legend Holdings(i)
17,350	46,498	7,388	Secured by certain of the Company's rental vehicles
2,676	—	—	Secured by certain of the Company's rental vehicles and guaranteed by Mr. Lu under sale and leaseback arrangement(i)
176,894	345,732	54,931	Secured by certain of the Company's rental vehicles and guaranteed by Legend Holdings under sale and leaseback arrangement(i)

622,481	2,327,677	369,831

(i)
There is no service fee for the provision of guarantees provided by the shareholders.

        All bank and other loans are denominated in RMB and are from third party commercial banks and other financial institutions, which bore interest at floating rate ranging from 100% to 185% of the benchmark lending rate published by the People's Bank of China. The weighted average interest rates of the Company's long-term borrowings outstanding as of December 31, 2010 and 2011 were 7.58% and 8.68% per annum, respectively.

        The Company entered into sale-leaseback arrangements with certain financial institutions to obtain financing. Under such arrangements, the Company received the sales proceeds which represented the principal upon the lease inception, and would make monthly installments during the lease term. The Company is subject to substantially all of the benefits and risks incidental to the ownership of such rental vehicles through leaseback. Under the sale-leaseback agreements, ownership of the underlying vehicles is transferred to the lenders upon the lease inception, and the Company is entitled to obtain their ownership for nil consideration at the end of the lease term. The leaseback was a capital lease due to the transfer of ownership back to the Company at the end of the lease term. The Company accounted for such arrangements as long term borrowings collateralized by rental vehicles and no gains or losses was recognized from these sale-leaseback transactions.

        The undrawn facilities available to the Company were RMB810,613 (US$128,793) as of December 31, 2011.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

19. Borrowings (Continued)

        The aggregate amounts of maturities of borrowings for each of the next five years are as follows:

	RMB	US$
2012	1,042,497	165,636
2013	1,075,264	170,842
2014	196,440	31,211
2015	13,476	2,142
2016	—	—

	2,327,677	369,831

        Certain of the borrowing arrangements require CAR Beijing to maintain certain financial reporting covenants as follows:

December 31,
2010	2011		Banks and other financial institutions
RMB	RMB	US$
—	143,000	22,720	Bank of China Limited(i)
—	92,193	14,648	Hua Xia Bank Co., Ltd.(ii)
119,737	257,794	40,959	Bank of Communications Co., Ltd.(iii)
—	500,000	79,442	Kun Lun Trust Co., Ltd.(iv)
43,367	140,726	22,359	China Bohai Bank Co., Ltd.(v)

(i)
This borrowing arrangement requires CAR Beijing to maintain adjusted asset-liability ratio by excluding shareholder loans of less than 70%, vehicle utilization rate of over 50%, and make timely reports of any related party transaction that exceeds 10% of the CAR Beijing's net assets.

(ii)
This borrowing arrangement requires CAR Beijing to maintain asset-liability ratio of less than 90%, and make timely reports of any related party transaction that exceeds 10% of the CAR Beijing's net assets.

(iii)
This borrowing arrangement requires CAR Beijing to maintain adjusted asset-liability ratio by excluding shareholder loans of less than 75%, vehicle utilization rate of over 40% and make timely reports of any related party transaction that exceeds 10% of the CAR Beijing's net assets.

(iv)
This borrowing arrangement contains cross default clause which stipulates that any breach of restrictive covenants with other banks will be deemed as default with Kun Lun Trust Co., Ltd.

(v)
This borrowing arrangement stipulates that China Bohai Bank Co., Ltd. is entitled to require early repayment of the loan if the Company fails to make repayment of other borrowings from financial institutions on schedule.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

19. Borrowings (Continued)

        Subsequent to December 31, 2011, Bank of China Limited confirmed that as long as Legend Holdings remains as a guarantor over the borrowings, CAR Beijing continues to make timely repayments based on the existing schedule and there is no material change in the general lending policies of the bank, it will not require CAR Beijing to early repay the loan prior to the original maturity or amend the original repayment schedule of the principal plus interest as specified in the loan contract. The Company considered that the material change of general lending policies of the bank is beyond its control and thus classified the non-current portion of the outstanding amount of RMB85,000 (US$ 13,505) as current liabilities as of December 31, 2011.

        As for the borrowings from Hua Xia Bank Co., Ltd., the Company estimated that it may not be able to maintain the required asset-liability ratio during the year ending December 31, 2012 and therefore the Company classified the non-current portion of the outstanding amount of RMB57,369 (US$ 9,115) as current liabilities as of December 31, 2011.

        Subsequent to December 31, 2011, Kun Lun Trust Co., Ltd. confirmed that as long as Legend Holdings remains as a guarantor over the borrowings and CAR Beijing continues to make timely repayments based on the existing schedule, it will not require CAR Beijing to early repay the loan prior to the original maturity or amend the original repayment schedule of the principal plus interest as specified in the loan contract. The Company classified the outstanding amount, due in December 2013, as non-current liabilities.

20. Accrued expenses and other current liabilities

        The components of accrued expenses and other current liabilities are as follows:

	December 31,
	2010	2011
	RMB	RMB	US$
Deposits received for vehicle rental—current portion	1,157	67,568	10,735
Payroll and welfare payable	12,861	31,565	5,016
Business and other taxes payable	3,664	19,069	3,030
Accruals for repairs and maintenance	2,175	10,775	1,712
Accrued interest expenses	807	13,289	2,111
Accrued deferred initial public offering costs	—	7,561	1,201
Others	1,502	15,291	2,430

	22,166	165,118	26,235

21. Income tax expense

The Cayman Islands

        The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

21. Income tax expense (Continued)

Hong Kong

        CAR Hong Kong, the Company's wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as there were no assessable profits for the year ended December 31, 2011.

PRC

        The Company's subsidiaries incorporated in the PRC are subject to PRC enterprise income tax("EIT") on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.

        The applicable income tax rate for the Company's subsidiaries in the years ended December 31,2009, 2010 and 2011 is 25%.

        The Corporate Income Tax Law effective from January 1, 2008 provides that enterprises established under the laws of foreign countries or regions and whose "place of effective management" is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of "place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no specific interpretation or guidance has been issued to define "place of effective management." Furthermore, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of "place of effective management" is unclear. If the Company or any of its non-PRC subsidiaries is treated as a "resident enterprise" for PRC tax purposes, the Company or such subsidiary will be subject to PRC income tax. The Company's non-PRC entities had no assessable profits and have not accrued for PRC tax on such basis as of December 31, 2011. The Company will continue to monitor its tax status with regard to the PRC tax resident enterprise regulation.

        The loss before income tax benefit/ (expense) of the Company consists of:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Non-PRC	—	—	—
PRC	(3,156)	(43,872)	(150,784)	(23,957)

	(3,156)	(43,872)	(150,784)	(23,957)

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

21. Income tax expense (Continued)

        The income tax (benefit)/ expense is comprised of:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Current tax expenses	—	30	2,379	378
Deferred tax benefit	—	(572)	(1,741)	(277)

	—	(542)	638	101

        The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2009, 2010 and 2011 applicable to the PRC operations to income tax expense is as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Loss before income tax benefit	(3,156)	(43,872)	(150,784)	(23,957)

Income tax computed at PRC statutory tax rate of 25%	(789)	(10,968)	(37,696)	(5,989)
Taxable income	327	320	—	—
Non-deductible expense	1,694	1,404	24,381	3,873
Change of valuation allowance	(1,232)	8,702	13,953	2,217

Income tax (benefit) / expense	—	(542)	638	101

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

21. Income tax expense (Continued)

        Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Deferred tax assets:
Current:
Allowance for doubtful accounts	7	36	178	28
Accruals	848	5,413	18,362	2,918

Total current deferred tax assets	855	5,449	18,540	2,946

Valuation allowance	(855)	(5,427)	(18,379)	(2,920)

Net current deferred tax assets	—	22	161	26

Non-current:
Property, plant and equipment	2,924	4,471	5,285	840
Intangible assets	36	133	325	52
Accumulated losses	4,530	6,699	8,525	1,354

Total non-current deferred tax assets	7,490	11,303	14,135	2,246

Valuation allowance	(6,674)	(10,804)	(13,666)	(2,171)

Net non-current deferred tax assets	816	499	469	75

Total deferred tax assets	816	521	630	101

	December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Deferred tax liabilities:
Non-current:
Property, plant and equipment	(816)	(1,556)	(1,890)	(300)
Intangible assets	—	(3,024)	(5,329)	(847)

Total deferred tax liabilities	(816)	(4,580)	(7,219)	(1,147)

Net deferred tax liabilities	—	(4,059)	(6,589)	(1,046)

        Valuation allowances have been provided for deferred tax assets where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. The Company recorded a full valuation allowance against deferred tax assets of those subsidiaries that are in a cumulative loss position as of December 31, 2009, 2010 and 2011.

        The Company has a net tax operating loss carried forward of approximately RMB34,102 (US$5,418) attributed to its PRC subsidiaries. The net operating losses will start to expire in 2012.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

21. Income tax expense (Continued)

        As of December 31, 2011, the Company recorded RMB112 (US$18) of unrecognized tax benefits related to non-deductible expenses and under-reported income. None of the unrecognized tax benefits as of December 31, 2011, if recognized, will impact the effective tax rate as a full valuation allowance would otherwise be recorded against the related deferred tax asset. It is possible that the amount of unrecognized tax positions will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time. No penalty or interest surcharge was accrued related to unrecognized tax positions through the year ended December 31, 2009, 2010 and 2011. As of December 31, 2011, the tax years ended December 31, 2008 through 2011 for the PRC entities remain open to examination by the tax authorities. The tax periods for the Company's non-PRC subsidiaries' for the years ended December 31, 2009 to December 31, 2011 also remain open to potential examination by the respective tax authorities.

        A roll-forward of unrecognized tax benefits is as follows:

        Unrecognized tax benefit

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Balances as of the beginning of year	—	111	112	18
Increases due to current year position	111	1	—	—

Balance as of end of year	111	112	112	18

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

22. Related party transactions

a)
Related parties

        Related parties for the years ended December 31, 2009, 2010 and 2011 were as follows:

Name of related parties	Relationship with the Company
Mr. Lu	A shareholder
Legend Holdings	A shareholder
LC Fund III	A shareholder
Beijing Shenzhou Deke Technology Development Co., Ltd. ("Deke Beijing")	A company controlled by Mr. Lu
China Youtong Science & Technology (Beijing) Co., Ltd. ("Youtong Beijing")	A company controlled by Mr. Lu
Beijing Huaxia United Automobile Association Co., Ltd. ("UAA Beijing")	A company controlled by Mr. Lu
Beijing Huaxia United Culture and Media Co., Ltd. ("United Media")	A company controlled by Mr. Lu
Beijing Huaxia United Automobile Service Co., Ltd. ("United Service")	A company controlled by Mr. Lu
Beijing Huaxia United Science & Technology Co., Ltd. ("Huaxia United")	A company controlled by Mr. Lu
Beijing Chexing Tianxia Consultancy Co., Ltd. ("Chexing Tianxia")	A company controlled by Mr. Lu
Huaxia Auto Network	A wholly owned subsidiary of Legend Holdings
Lianhui Langfang	A wholly owned subsidiary of LC Fund III before December 15, 2011

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

22. Related party transactions (Continued)

b)
The Company had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Vehicle rental services provided to
— UAA Beijing	2,872	—	—	—
— Legend Holdings	—	27	63	10
— LC Fund III	—	14	—	—

	2,872	41	63	10

Loan interest receivable from
— UAA Beijing	—	482	809	129

	—	482	809	129

Borrowings from
— Legend Holdings	—	360,000	460,000	73,087
— UAA Beijing	227	20,135	7,514	1,194
— Huaxia United	7,600	8,000	—	—
— Youtong Beijing	500	—	—	—
— Huaxia Auto Network	200	—	—	—
— Deke Beijing	130	1	—	—
— Chexing Tianxia	60	1	—	—

	8,717	388,137	467,514	74,281

Repayments of borrowings to
— Legend Holdings	—	—	100,000	15,888
— Mr. Lu	—	600	—	—
— Youtong Beijing	—	15,534	—	—
— United Media	—	9,350	—	—
— Huaxia Auto Network	214	15,832	—	—
— United Service	—	1,550	—	—
— Huaxia United	3,200	14,500	—	—
— Deke Beijing	53	31,430	—	—
— Chexing Tianxia	100	260	—	—

	3,567	89,056	100,000	15,888

Borrowings to
— Lianhui Langfang	—	—	600	95
— Deke Beijing	—	—	3,460	550
— UAA Beijing	11,926	43,348	3,351	532

	11,926	43,348	7,411	1,177

Interest expense payable to
— Legend Holdings	—	7,833	34,046	5,409

	—	7,833	34,046	5,409

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

22. Related party transactions (Continued)

c)
The Company had the following related party balances as of December 31, 2010 and 2011:

	December 31,
	2010	2011
	RMB	RMB	US$
Current:
Due from shareholders
— Legend Holdings	17	35	6
— LC Fund III	12	—	—

	29	35	6

Due from related parties
— Deke Beijing	—	12,070	1,918
— Youtong Beijing	34	34	5

	34	12,104	1,923

Non-current:
Due from a related party
— UAA Beijing	14,446	—	—

	14,446	—	—

	December 31,
	2010	2011
	RMB	RMB	US$
Current:
Due to shareholders
— Legend Holdings	167,833	761,879	121,050
— LC Fund III	—	54	9

	167,833	761,933	121,059

Due to related parties
— Huaxia United	—	11,900	1,891
— UAA Beijing	—	8,253	1,311
— Huaxia Auto Network	—	5,200	826

	—	25,353	4,028

Non-current:
Due to a shareholder
— Legend Holdings	200,000	—	—

	200,000	—	—

        As of December 31, 2010 and 2011, outstanding borrowings amounting to RMB599,610 and RMB2,281,179 (US$362,443), respectively, were guaranteed by Legend Holdings (note 19). As of

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

22. Related party transactions (Continued)

December 31, 2010 and 2011 outstanding long-term borrowings amounting to RMB5,521 and nil were also guaranteed by Mr. Lu, respectively.

        As of December 31, 2010 and 2011, obligations under capital leases amounting to RMB11,294 and RMB3,273 (US$520) were guaranteed by Mr. Lu and secured by the land and building of Lianhui Langfang, respectively (note 13).

        Amounts due to Legend Holdings were unsecured and will mature in November 2012 and bore interests at floating interest rates between 5.14% to 8.35% and 7.04% to 7.87% as of December 31, 2010 and 2011, respectively.

        As of December 31, 2010 and 2011, amounts due from UAA Beijing were unsecured, repayable on May 27, 2012 and subject to interest at 8% per annum.

        As of December 31, 2010 and 2011 other balances with related parties and shareholders were unsecured, non-interest bearing and repayable on demand.

        With respect to borrowings from related parties other than Legend Holdings, the Company recorded imputed interest expenses amounting to RMB5,280 and RMB1,927 and nil based on the prevailing marketing interest rates as deemed contribution for the years ended December 31, 2009, 2010 and 2011, respectively.

        In addition, Lianhui Langfang made available the Company premises to operate its call center in the city of Langfang, PRC, for nil consideration. The Company recorded imputed rental expenses amounting to RMB922, RMB915 and RMB1,311 (US$208) based on the prevailing market rates as deemed contribution for the years ended December 31, 2009, 2010 and for the period from January 1, 2011 to December 15, 2011, respectively.

23. Loss per share

        Basic and diluted loss per share for each of the years presented is calculated as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Numerator:
Net loss used in calculating loss per share—basic and diluted	(3,156)	(43,330)	(151,422)	(24,058)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted loss per share	18,569,588	151,943,291	239,634,718	239,634,718

Basic and diluted loss per share	(0.17)	(0.29)	(0.63)	(0.10)

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

23. Loss per share (Continued)

        Before the Restructuring as disclosed in Note 1 to the financial statements, CAR Beijing was the holding company of the group. As disclosed in Note 1 to the financial statements, the shareholders of CAR Beijing, through a series of equity transactions, invested in equity interests in CAR Beijing. The weighted average ordinary shares used in per share computation for each year takes into account of the investment in equity interests in CAR Beijing from the date of such equity investment.

24. Fair value measurement

        In accordance with ASC 820, the Company measures the available-for-sale investments (note 6) at fair value. Such available-for-sales investments are classified within Level 1 because they are valued using quoted market prices.

        Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2011 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2011
	RMB	RMB	RMB	RMB
Available-for-sale investments	148	—	—	148

25. Commitments and contingencies

(a) Capital commitments

        The Company had outstanding purchase commitments in relation to the procurement of rental vehicles amounting to RMB107,499 (US$17,080) as of December 31, 2011, scheduled to be delivered within one year.

(b) Operating leases

        As of December 31, 2011, the Company had minimum lease payments under non-cancellable operating leases in relation to store premises and parking spaces as follows:

	RMB	US$
2012	30,709	4,879
2013	19,365	3,077
2014	12,142	1,929
2015	9,382	1,491
2016	8,050	1,279
thereafter	18,373	2,919

	98,021	15,574

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

25. Commitments and contingencies (Continued)

        Total rental expenses for the operating leases were RMB5,666, RMB8,818 and RMB37,266 (US$5,921) for the years ended December 31, 2009, 2010 and 2011, respectively. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

        The terms of the leases do not contain material rent escalation clauses or contingent rents.

(c) Advertising expenditure

        As of December 31, 2011, the Company had minimum advertising expenditure payments under non-cancellable advertising contracts as follows:

	RMB	US$
2012	3,350	532
2013	—	—
2014	—	—
2015	—	—
2016	—	—

	3,350	532

(d) Income taxes

        As of December 31, 2011, the Company recorded RMB112 (US$18) of unrecognized tax benefits of unrecognized tax benefits (note 21). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty associated with these tax uncertainties. As of December 31, 2011, the Company classified the unrecognized tax benefits as net off to deferred tax asset.

26. Minimum future rentals receivable

        As of December 31, 2011, the Company had minimum lease receivables under non-cancellable operating leases in relation to rental vehicles as follows:

	RMB	US$
2012	121,142	19,248
2013	61,738	9,809
2014	27,995	4,448
2015	3,380	537
2016	1,424	226
Thereafter	—	—

Total	215,679	34,268

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

26. Minimum future rentals receivable (Continued)

        The terms of the leases do not contain material rent escalation clauses or contingent rents.

27. Ordinary shares

        For the years ended December 31, 2010 and 2011, respectively, the Company issued the ordinary shares to certain investors with cash consideration to provide for additional working capital as well as support the growth of the fleet. The names of the shareholders, the number of ordinary shares issued and the corresponding proceeds are as follows:

	For the year ended December 31,
	2010		2011
	Number of ordinary shares	Proceeds	Number of ordinary shares	Proceeds
		RMB		RMB	US$
Mr. Lu	88,567,739	78,951	—	—	—
Lianhui Langfang	44,485,233	39,655	—	—	—
Huaxia Auto Network	34,576,317	30,822	51,560,000	207,802	33,016
Mr. Jun Jin	7,806,651	6,959	—	—	—
Mr. Hak Kan Pau	5,204,060	4,639	—	—	—

Total	180,640,000	161,026	51,560,000	207,802	33,016

28. Subsequent events

        In accordance with ASC 855, Subsequent Events, as amended by ASU 2010-09, the Company evaluated subsequent events through February 27, 2012, which was also the date that these financial statements were issued.

1)
Acquisition of Shanghai Tai Chang Chauffeured Services Co., Ltd in January 2012, the Company acquired 100% equity interests in Shanghai Tai Chang Chauffeured Services Co., Ltd. with a cash consideration of RMB200.

2)
In January 2012, LC Fund III, L.P. and Right Lane Limited transferred 50,760,000 and 110,960,000 ordinary shares of the Company, respectively to Grand Union Investment Fund, L.P., an affiliate of Legend Holdings. At the same day, Right Lane Limited also transferred 2,500,000 ordinary shares of the Company to Grandsun International Investment Limited. After this transaction, Grand Union Investment Fund, L.P., Haode Group Inc., Sky Sleek Limited, Qun Cheng Limited and Amplewood Resources Limited, Grand Joy Worldwide Limited and Grandsun International Investment Limited holds 64.49%, 24.15%, 4.97%, 2.16%, 1.98%, 1.25% and 1.00% ordinary shares of the Company, respectively. Grand Union Investment Fund L.P has since become the controlling shareholder of the Company.

3)
In January 2012, the Company obtained a loan from Legend Holdings amounting to RMB 150,000, repayable in one year at an interest rate of 7.22% per annum. In addition, the Company obtained a loan from Right Lane Limited amounting to USD 6,000 (RMB 37,763), repayable at the earlier date

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

28. Subsequent events (Continued)

  of two years from the date of borrowing or the date of the successful closing of the Company's initial public offering, at an interest rate of 7.22% per annum.

4)
In February 2012, the Company effected a share split, pursuant to which each ordinary share was subdivided into 20,000 ordinary shares, and the par value of the shares was changed from US$1.0 per ordinary share to US$0.00005 per ordinary share.

  All ordinary shares and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted for all periods presented, to give effect to the share split. The par value of each ordinary share has been retrospectively adjusted as if it had been in proportion to the share split.

5)
In February 2012, the Company adopted 2012 share incentive plan to issue awards to the members of the board, employees, and consultants up to 7,522,800 ordinary shares. No awards have been issued under this plan up to February 27, 2012.

29. Event (unaudited) subsequent to the date of the report of the independent registered public accounting firm

        On February 29, 2012, the Company entered into debt restructuring agreements with UAA Beijing, Huaxia Auto Network and Deke Beijing. According to the agreements, UAA Beijing and Huaxia Auto Network transferred their receivables due from the Company amounting to RMB 8,172 and RMB 5,200, respectively, to Deke Beijing and the Company offset such outstanding related party balances against the same amount due from Deke Beijing. There was no gain or loss resulting from the restructuring. After the restructuring, the amounts due to UAA Beijing, Huaxia Auto Network, Huaxia United and Deke Beijing, were nil, nil, RMB11,900 (US$1,891) and RMB1,302 (US$207), respectively. The Company issued Huaxia United and Deke Beijing promissory notes of the outstanding amounts which are repayable upon demand.

30. Condensed financial information of the company

        Under PRC laws and regulations, the Company's PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans, or advances. The amount restricted was RMB148,293 (US$23,561) as of December 31, 2011.

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

30. Condensed financial information of the company (Continued)

Condensed balance sheets

	December 31,
	2010	2011
	RMB	RMB	US$
ASSETS
Investments in subsidiaries	97,232	148,243	23,554

TOTAL ASSETS	97,232	148,243	23,554

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity:
Ordinary shares (par value of US$0.00005 per share; 1,000,000,000 shares authorized as at December 31, 2010 and 2011; 199,200,000 and 250,760,000 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	63	80	13
Additional paid-in capital	183,940	386,384	61,391
Other comprehensive income	28	—	—
Accumulated deficit	(86,799)	(238,221)	(37,850)

Total shareholders' equity	97,232	148,243	23,554

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	97,232	148,243	23,554

Condensed statements of operations

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Share of the losses of subsidiaries	(3,156)	(43,330)	(151,422)	(24,058)

Loss before income tax expense	(3,156)	(43,330)	(151,422)	(24,058)
Income tax expense	—	—	—

Net loss	(3,156)	(43,330)	(151,422)	(24,058)

China Auto Rental Holdings Inc.
(Formerly known as China Auto Rental Inc.)

Notes to the consolidated financial statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and US Dollar ("US$")
except for number of shares and per share data)

30. Condensed financial information of the company (Continued)

Condensed statements of cash flows

For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Net cash generated from operating activities	—	—	—	—
Net cash generate from investing activities	—	—	—	—
Net cash generated from financing activities	—	—	—	—

Net increase in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of year	—	—	—	—

Cash and cash equivalents at the end of year	—	—	—	—

Basis of presentation

        For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the balance sheet as "Investments in subsidiaries" and the subsidiaries profit or loss as "Equity in profit or loss of subsidiaries" on the statement of operations. The parent company only financial statements should be read in conjunction with the Company's consolidated financial statements.

Part II
Information not required in prospectus

Item 6.    Indemnification of directors and officers

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. We intend to adopt a post-offering articles of association that will provide for indemnification of officers and directors for costs, charges, expenses, judgments, losses, damages or liabilities sustained by such persons in connection with actions or proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or officers, other than as a result of such person's actual fraud or willful default.

        Pursuant to the indemnification agreement, the form of which is filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent sales of unregistered securities

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of sale or issuance	Type and number of securities(1)	Consideration(US$)	Underwriting discount and commission
Lichun Guo	July 13, 2011	2,000,000	100	Nil
LC Fund III, L. P.	December 15, 2011	50,760,000	All shares held in LC Industrial Investment Limited	Nil
Right Lane Limited	December 14, 2011	113,460,000	21,015,123	Nil
Haode Group Inc.	December 14, 2011	60,560,000	10,556,103	Nil
Sky Sleek Limited	December 14, 2011	12,460,000	2,147,079	Nil
Qun Cheng Limited	December 14, 2011	5,420,000	943,612	Nil
Grand Joy Worldwide Limited	December 14, 2011	3,140,000	546,026	Nil
Amplewood Resources Limited	December 14, 2011	4,960,000	865,677	Nil

(1)
The number of shares reflects the share split on a 1 to 20,000 basis effected on February 24, 2012.

Item 8.    Exhibits and financial statement schedules

(a)
Exhibits

        See Exhibit Index beginning on page II-5 of this registration statement.

(b)
Financial statement schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China, on April 20, 2012.

China Auto Rental Holdings Inc.
By:	/s/ Charles Zhengyao Lu
	Name:	Charles Zhengyao Lu
	Title:	Chairman and chief executive officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on April 20, 2012.

Signature	Title

/s/ Charles Zhengyao Lu Name: Charles Zhengyao Lu	Chairman and chief executive officer (principal executive officer)
/s/ Robert Yong Sha Name: Robert Yong Sha	Chief financial officer (principal financial and principal accounting officer)
* Name: Linan Zhu	Director
* Name: Erhai Liu	Director

*By	/s/ Charles Zhengyao Lu Name: Charles Zhengyao Lu Attorney-in-fact

 Signature of authorized representative in the United States

        Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of China Auto Rental Holdings Inc. has signed this registration statement or amendment thereto in New York, on April 20, 2012.

By:	/s/ Kate Ledyard Law Debenture Corporate Services Inc.
	Name	Kate Ledyard
	Title:	Manager

Exhibit index

Exhibit number	Description of document
1.1†	Form of Underwriting Agreement
3.1†	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant
4.1†	Form of the Registrant's American depositary receipt (included in Exhibit 4.3)
4.2†	Registrant's Specimen Certificate for Ordinary Shares
4.3†	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American depositary shares issued thereunder
5.1	Opinion of Conyers Dill & Pearman regarding the validity of ordinary shares being registered
8.1	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2†	Opinion of Kirkland & Ellis International LLP regarding certain United States tax matters
8.3†	Opinion of Han Kun Law Offices regarding certain PRC tax matters
10.1†	2012 Share Incentive Plan
10.2†	Form of Indemnification Agreement with the Registrant's directors
10.3†	Form of Employment Agreement with the Registrant's executive officers
10.4†	English translation of Loan Contract between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated December 1, 2010
10.5†	English translation of Agreement regarding the Extended Loan of Beijing China Auto Rental Co., Ltd. entered into between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated February 24, 2012
10.6†	English translation of Loan Contract between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated April 1, 2011
10.7†	English translation of Loan Contract between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated April 1, 2011
10.8†	English translation of Loan Contract between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated May 20, 2011
10.9†	English translation of Loan Contract between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated July 19, 2011
10.10†	English translation of Loan Contract between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated October 8, 2011
10.11†	English translation of Loan Contract between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated November 1, 2011
10.12†	English translation of Loan Contract between Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated January 9, 2012
10.13†	English translation of Equity Exchange Contract between Beijing North Star Industrial Group and Beijing China Auto Rental Co., Ltd. dated March 8, 2011
10.14†	English translation of Contract for Equity Exchange in Shanghai between Shanghai Huadong Industrial Co., Ltd. and Beijing China Auto Rental Co., Ltd. dated August 24, 2010

Exhibit number	Description of document
10.15†	Share Subscription Agreement by and among Registrant, Right Lane Limited, Haode Group Inc., Sky Sleek Limited, Qun Cheng Limited, Grand Joy Worldwide Limited, and Amplewood Resources Limited dated December 14, 2011
10.16†	Share Exchange Agreement by and among Registrant, LC Industrial Investment Limited, LC Fund III, L. P., Right Lane Limited, Haode Group Inc., Sky Sleek Limited, Qun Cheng Limited, Grand Joy Worldwide Limited, and Amplewood Resources Limited dated December 15, 2011
10.17†	English translation of Guarantee Contract between China Minsheng Banking Corporation Limited and Legend Holdings Limited dated September 2, 2010
10.18†	English translation of Repurchase Agreement by and among Minsheng Financial Leasing Co., Ltd., Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated November 5, 2010
10.19†	English translation of Repurchase Agreement by and among Minsheng Financial Leasing Co., Ltd., Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated November 19, 2010
10.20†	English translation of Maximum Amount Guarantee Contract between Bank of Communications Co., Ltd. and Legend Holdings Limited dated November 22, 2010
10.21†	English translation of Supplementary Agreement by and among Beijing Branch of Bank of Communications Co., Ltd., Beijing China Auto Rental Co., Ltd. and Legend Holdings Limited dated November 22, 2010
10.22†	English translation of Guarantee Contract between Dongfeng Peugeot Citroen Auto Finance Co., Ltd. and Legend Holdings Limited dated November 22, 2010
10.23†	English translation of Maximum Amount Guarantee Contract between Bank of Beijing Co., Ltd. and Legend Holdings Limited dated December 6, 2010
10.24†	English translation of Guarantee Contract between China Bohai Bank Co., Ltd. and Legend Holdings Limited dated December 8, 2010
10.25†	English translation of Guarantee Contract between Beijing Haidian District Management Center for Buildings & Land Operations and Legend Holdings Limited dated February 2011
10.26†	English translation of Guaranty Contract between Minsheng Financial Leasing Co., Ltd. and Legend Holdings Limited dated April 14, 2011
10.27†	English translation of Guarantee Contract between Bank of China Limited and Legend Holdings Limited dated April 22, 2011
10.28†	English translation of Maximum Amount Guarantee Contract between China Zheshang Bank and Legend Holdings Limited dated April 25, 2011
10.29†	English translation of Maximum Amount Guarantee Contract between Hua Xia Bank Co., Ltd. and Legend Holdings Limited dated June 10, 2011
10.30†	English translation of Guaranty Contract between Minsheng Financial Leasing Co., Ltd. and Legend Holdings Limited dated July 5, 2011
10.31†	English translation of Guaranty Contract between China Zheshang Bank Co., Ltd., Shanghai Branch and Legend Holdings Limited dated July 14, 2011
10.32†	English translation of Irrevocable Letter of Guarantee from Legend Holdings Limited to China Merchants Bank dated August 22, 2011
10.33†	English translation of Letter of Guarantee from Legend Holdings Limited to Suzhou Trust Co., Ltd. dated September 2, 2011

Exhibit number	Description of document
10.34†	English translation of Guaranty Contract between Bank of Hankou and Legend Holdings Limited dated November 28, 2011
10.35†	English translation of Guarantee Contract between Kunlun Trust Co., Ltd. and Legend Holdings Limited dated December 28, 2011
10.36†	English translation of Loan Agreement between Beijing China Auto Rental Co., Ltd. and Beijing Huaxia United Automobile Association Co. Ltd. dated May 28, 2010
10.37†	Promissory note from Beijing Shenzhou Deke Technology Development Co., Ltd. to Beijing China Auto Rental Co., Ltd. dated February 27, 2012
10.38†	Promissory note from Beijing Shenzhou Deke Technology Development Co., Ltd. to Lianhui Auto (Langfang) Co., Ltd. dated February 27, 2012
10.39†	Promissory note from Lianhui Auto (Langfang) Co., Ltd. to Beijing Huaxia United Auto Network Technology Co., Ltd. dated February 27, 2012
10.40†	Promissory note from Lianhui Auto (Langfang) Co., Ltd. to Beijing Huaxia United Science & Technology Co., Ltd. dated February 27, 2012
10.41†	Promissory note from Lianhui Auto (Langfang) Co., Ltd., to Beijing Huaxia United Automobile Association Co. Ltd. dated February 27, 2012
10.42†	English translation of Debt Transfer Agreement between Beijing China Auto Rental Co., Ltd., Lianhui Auto (Langfang) Co., Ltd., and Beijing Huaxia United Automobile Association Co., Ltd. dated February 29, 2012
10.43†	English translation of Debt Transfer Agreement between Beijing China Auto Rental Co., Ltd., Lianhui Auto (Langfang) Co., Ltd., and Beijing Shenzhou Deke Technology Development Co., Ltd. dated February 29, 2012
10.44†	English translation of Debt Transfer Agreement between Beijing Huaxia United Auto Network Technology Co., Ltd., Beijing Shenzhou Deke Technology Development Co., Ltd., and Lianhui Auto (Langfang) Co., Ltd. dated February 29, 2012
10.45†	English translation of Debt Transfer Agreement between Beijing Huaxia United Automobile Association Co., Ltd., Lianhui Auto (Langfang) Co., Ltd., and Beijing Shenzhou Deke Technology Development Co., Ltd. dated February 29, 2012
10.46†	Promissory note from Lianhui Auto (Langfang) Co., Ltd. to Beijing Shenzhou Deke Technology Development Co., Ltd. dated February 29, 2012
10.47†	English translation of Loan Contract between China Auto Rental Inc. and Right Lane Limited dated January 20, 2012
21.1†	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young Hua Ming, an independent registered public accounting firm
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3†	Consent of Kirkland & Ellis International LLP (included in Exhibit 8.2)
23.4†	Consent of Han Kun Law Offices (included in Exhibit 8.3)
23.5†	Consent of Roland Berger
23.6†	Consent of Helen Wai Man Hsu
23.7†	Consent of Lei Lin
23.8†	Consent of Lawrence Lei Lee

Exhibit number	Description of document
24.1†	Powers of Attorney (included on the signature page in Part II of this Registration Statement)
99.1†	Code of Business Conduct and Ethics of the Registrant
99.2†	Opinion of Han Kun Law Offices (included in Exhibit 8.3)
99.3†	Representation letter of Registrant dated January 17, 2012

*
To be filed by amendment.

†
Previously filed.